2025
Annual Report

 


Humana Inc.
financial highlights

Generally Accepted Accounting Principles (GAAP)*	2025	2024	2023	2022	2021
OPERATING RESULTS					
Revenues	$129,664	$117,761	$106,374	$92,870	$83,064
Net income attributable to Humana	$1,188	$1,207	$2,489	$2,806	$2,933
Diluted earnings per common share	$9.84	$9.98	$20.00	$22.08	$22.67
FINANCIAL POSITION					
Total assets	$48,909	$46,479	$47,065	$43,055	$44,358
Total liabilities	$31,172	$30,034	$30,747	$27,685	$28,255
Total stockholders' equity	$17,737	$16,445	$16,318	$15,370	$16,103
Cash flows from operations	$921	$2,966	$3,981	$4,587	$2,262
MEMBERSHIP BY SEGMENT (IN THOUSANDS)					
Consolidated medical membership	14,999.7	16,347.1	16,857.8	17,079.2	17,067.0
Consolidated specialty membership	4,742.6	4,562.0	4,868.3	5,194.8	5,294.3

*Dollars in millions, except per common share results.

Dear fellow
stockholders,

Thank you for your confidence in Humana and our mission of helping people achieve their best health. We have made significant progress toward returning the enterprise to its full earnings power by becoming a consumer healthcare company.

Healthcare consumers have an unmet need for a partner within the industry that gives them a simpler and more intuitive experience of America's complex system. Humana is working to meet that need, making it easier to make healthy choices, while clarifying the path to high-quality care. This is what it means to be a consumer healthcare company.

When we deliver outstanding preventive care—through both our health plans and CenterWell—accurate diagnosis, effective follow-up care, and a seamless customer experience, our members and patients have better health outcomes. This combination drives loyalty, retention, reduced medical costs, and attractive economics for the business, a virtuous cycle that is the foundation of our long-term strategy.



> **We have made significant progress toward returning the enterprise to its full earnings power by becoming a consumer healthcare company.**



JIM RECHTIN

President & Chief Executive Officer, Board Member

KURT HILZINGER

Chairman of the Board

Medicare Advantage
strength

Our strong Medicare Advantage (MA) business is the core of this approach, and the fundamentals are sound. MA stability is predicated on its fundamental promise—delivering high-quality care and consumer value at a cost lower than Fee-for-Service Medicare. We provide health security to our members through products and services that are lower cost and provide more comprehensive coverage than they can receive through Fee-for-Service Medicare. Seniors value the savings and improved health outcomes they get from the program. At the same time, MA has always been cyclical. Periods of pressure—like the present—are followed by periods of recovery as the industry adapts. That's why we are planning for a range of external circumstances, not just ideal conditions. It gives us the flexibility to prioritize the consumer-centricity that can unlock a stable and compelling MA margin.

Benefits are just one piece of this puzzle; clinical outcomes, member service, and operating discipline are equally critical. Clinical excellence requires accurate diagnosis and timely follow-up care. We have made progress toward regaining sustainable, top-quartile Stars performance, closing over 660,000 more gaps in care year over year, with significant improvement in 3x weighted measures.

We also are thinking bigger than the regulatory standards set by the MA Star Ratings program. One new initiative helped 70% of incoming members complete a Health Risk Assessment before January 1, nearly twice the number from the year before. Healthier members translate to lower medical costs and stable margins. Humana has every reason to aim high.



Member
experience

Clinical strength must be matched by service excellence that helps members navigate our complex healthcare system. For example, we created a more intuitive online provider directory based on feedback from members, patients, and associates. The result was a growth of 17% in user satisfaction and 27% in visit volume.

We're likewise structuring our benefits based on conversations with our members, redesigning our Individual MA plans to emphasize simple, stable benefit packages that make it easier to plan care and budget costs. Individual MA member retention has significantly improved from last year's Annual Election Period (up over 500 basis points).



Clinical strength must be matched by service excellence that helps members navigate our complex healthcare system.

A consumer healthcare **company**

To support these efforts, we are improving efficiency across the enterprise through technology, simplification, and more effective use of scale. Despite challenging conditions, we hit our financial plan for 2025 and delivered on our commitments for the year, reporting full-year Adjusted EPS in line with our expectations and above our initial guidance.

Finally, those successes create capacity for incremental investment in areas that deliver better outcomes, lower medical costs over time, and further increase the earnings power of the enterprise—such as Medicaid and CenterWell®. Both businesses are attractive on a standalone basis and reinforce the MA core. While early in their growth J-curves, they already provide meaningful strategic value and are positioned for strong long-term earnings growth.

In sum, our strategy is focused on the levers within our control. We are leveraging our differentiated capabilities to unlock Humana's full potential by becoming a consumer healthcare company. We are grateful for your continued support of this vision.

Sincerely,

Jim A. Rechtin
President, Chief Executive Officer and Board Member
Humana Inc.

Kurt J. Hilzinger
Chairman of the Board
Humana Inc.



Diluted earnings per common share (EPS)

	FY 2025	FY 2024
Generally Accepted Accounting Principles (GAAP)	**$9.84**	**$9.98**
Amortization associated with identifiable intangibles	**0.42**	**0.50**
Put/call valuation adjustments associated with company's non-consolidating minority interest investments	**4.25**	**2.45**
Value creation initiatives	**3.72**	**2.33**
Impact of exit of employer group commercial medical products business	**(0.52)**	**1.19**
Settlement of certain litigation expenses	**0.13**	**-**
Loss on sale of business	**0.55**	**-**
Impairment charges	**2.09**	**1.65**
Cumulative net tax impact of non-GAAP adjustments	**(3.34)**	**(1.89)**
ADJUSTED (NON-GAAP)	**$17.14**	**$16.21**

The company has included a non-GAAP (Adjusted) EPS (earnings per share) measure herein that is not in accordance with GAAP. Management believes that this measure, when presented in conjunction with the corresponding GAAP measure, provides a comprehensive perspective to more accurately compare and analyze the company's core operating performance over time. Consequently, management uses this non-GAAP (Adjusted) financial measure as a consistent indicator of the company's core business operations from period to period, as well as for planning and decision-making purposes and in determination of incentive compensation. The non-GAAP (Adjusted) financial measure should be considered in addition to, but not as a substitute for, or superior to, the financial measure prepared in accordance with GAAP. The company's non-GAAP measure is not intended to normalize earnings, eliminate volatility, or represent future performance. The non-GAAP measure is subject to inherent limitations and may differ from the similarly titled measure used by other companies. All financial measures herein are in accordance with GAAP unless otherwise indicated.

Amortization associated with identifiable intangibles

Since amortization varies based on the size and timing of acquisition activity, management believes the exclusion of this non-cash expense provides a more consistent and uniform indicator of performance from period to period.

Put/call valuation adjustments associated with the company's non-consolidating minority interest investments

These non-cash amounts are the result of fair value measurements associated with the company's primary care strategic partnership and are unrelated to the company's core business performance.

Value creation initiatives

These charges relate to the company's multi-year transformation program, as approved by management with defined scope and milestones. The intent of the program is to re-align the company's cost structure, operating model, and technology footprint with evolving market conditions. These costs primarily include severance and associate exit costs, asset impairments, and external consulting expenses incurred to execute the program.

Impact of exit of employer group commercial medical products business

These amounts relate to activity from the exit of the employer group commercial medical products business as announced by Humana on February 23, 2023.

Settlement of certain litigation expenses

These charges relate to expenses that the company recognized in connection with a discrete legal matter. The nature and magnitude of this settlement are not indicative of the company's ongoing operations.

Loss on sale of business

This discrete disposition is not part of the company's ordinary course operations and the impacts recognized from the disposal do not reflect core operational performance. The loss primarily reflects the difference between the carrying value and proceeds at the time of sale.

Impairment charges

The company recognized non-cash impairment charges related to certain indefinite-lived intangible assets based on the company's estimate of future financial performance in certain state markets. Additionally, the company recognized non-cash impairment charges in 2025 related to a discrete joint-venture investment for which the company held minority ownership interests that were deemed to be unrecoverable based on recent market activity.

Cumulative net tax impact

This adjustment represents the cumulative net impact of the corresponding tax benefit or expense at the applicable marginal rate related to the aforementioned items excluded from the applicable GAAP measure. For 2025, the tax adjustment reflects the impact of the loss on sale of business, which exceeded the book loss. The related tax benefit from the loss on sale of business is realizable via capital loss carryback. The tax impact of the aforementioned items differs from the statutory rates due to jurisdictional mix, limitations on deductibility, and other factors. The cumulative tax impact is not intended to represent a normalized effective tax rate or expected future tax outcomes.

Humana Board of
Directors



RAQUEL C. BONO, M.D.
Principal
RCB Consulting
CEO and Chief of Surgical Innovation
Medical iSight



KAREN W. KATZ
Former President and
Chief Executive Officer
Neiman Marcus Group LTD LLC



FRANK A. D'AMELIO
Former Executive Vice President,
Chief Financial Officer
Pfizer Inc.



MARCY S. KLEVORN
Former Chief
Transformation Officer
Ford Motor Company



DAVID T. FEINBERG, M.D.
Chairman
Oracle Health



JORGE S. MESQUITA
Former Chief Executive Officer
BlueTriton Brands



WAYNE A.I. FREDERICK, M.D., F.A.C.S.
Interim President
and President Emeritus
Howard University



JAMES A. RECHTIN
President and
Chief Executive Officer
Humana Inc.



JOHN W. GARRATT
Former President and
Chief Financial Officer
Dollar General Corporation



GORDON SMITH
Former Co-President and
Co-Chief Operating Officer
JPMorgan Chase & Co.



KURT J. HILZINGER
Chairman of the Board
Humana Inc.
Executive Advisor and Former Partner
Court Square Capital Partners, LP

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-5975

HUMANA INC.

(Exact name of registrant as specified in its charter)

Delaware	**61-0647538**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 East Main Street, Louisville, Kentucky 40202
(Address of principal executive offices, and zip code)

Registrant's telephone number, including area code: **(502) 580-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common stock, $0.16 2/3 par value	**HUM**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the Registrant as of June 30, 2025 was $29,182,689,695 calculated using the average price on June 30, 2025 of $242.82 per share.

The number of shares outstanding of the Registrant's Common Stock as of January 31, 2026 was 120,595,967.

DOCUMENTS INCORPORATED BY REFERENCE

Parts II and III incorporate herein by reference portions of the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A with respect to the Annual Meeting of Stockholders scheduled to be held on April 16, 2026. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

HUMANA INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2025

Forward-Looking Statements

Some of the statements under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this report may contain forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are made within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events, trends and uncertainties. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including the information discussed under the section entitled "Risk Factors" in this report. In making these statements, we are not undertaking to address or update them in future filings or communications regarding our business or results. Our business is highly complicated, regulated and competitive with many different factors affecting results.

PART I

ITEM 1. BUSINESS

General

Headquartered in Louisville, Kentucky, Humana Inc. and its subsidiaries, referred to throughout this document as "we," "us," "our," the "Company" or "Humana," is committed to putting health first – for our teammates, our customers, and our company. Through our Humana insurance services, and our CenterWell health care services, we make it easier for the millions of people we serve to achieve their best health – delivering the care and service they need, when they need it. These efforts are leading to a better quality of life for Medicare and Medicaid participants, families, individuals, military service personnel, and communities at large.

As of December 31, 2025, we had approximately 15 million members in our medical benefit plans, as well as approximately 4.7 million members in our specialty products. During 2025, 83% of our total premiums and services revenue were derived from contracts with the federal government, including 14% derived from our individual Medicare Advantage contracts in Florida with the Centers for Medicare and Medicaid Services, or CMS, under which we provided health insurance coverage to approximately 1.0 million members as of December 31, 2025.

Humana Inc. was organized as a Delaware corporation in 1964. Our principal executive offices are located at 101 East Main Street, Louisville, Kentucky 40202, the telephone number at that address is (502) 580-1000, and our website address is www.humana.com. We have made available free of charge through the Investor Relations section of our web site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

This Annual Report on Form 10-K, or 2025 Form 10-K, contains both historical and forward-looking information. See Part I, Item 1A, "Risk Factors" of this Form 10-K for a description of a number of factors that may adversely affect our results or business.

Business Segments

Our two reportable segments, Insurance and CenterWell, are based on a combination of the type of health plan customer and adjacent businesses centered on well-being solutions for our health plans and other customers. Our Chief Executive Officer, the Chief Operating Decision Maker, utilizes these segment groupings and results of each segment, measured by income (loss) from operations, to assess performance and allocate resources primarily during our annual budget process and periodic forecast updates. For additional information on our business segments and segment financial information, refer to Note 18 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Our Products

Our medical and specialty insurance products allow members to access health care services primarily through our networks of health care providers with whom we have contracted. These products may vary in the degree to which members have coverage. Health maintenance organizations, or HMOs, include comprehensive managed care benefits generally through a participating network of physicians, hospitals, and other providers. Preferred provider organizations, or PPOs, provide members the freedom to choose any health care provider. However, PPOs generally require the member to pay a greater portion of the provider's fee in the event the member chooses not to use a provider participating in the PPO's network. Point of Service, or POS, plans combine the advantages of HMO plans with the flexibility of PPO plans. In general, POS plans allow members to choose, at the time medical services are needed, to seek care from a provider within the plan's network or outside the network. In addition, we offer services to our health plan members as well as to third parties that promote health and wellness, including pharmacy solutions, primary care, and home solutions, as well as services and capabilities to advance population health. At the core of our strategy is our integrated care delivery model, which unites quality care, high member engagement, and sophisticated data analytics. Three core elements of the model are to improve the consumer experience by simplifying the interaction with us, engaging members in clinical programs, and offering assistance to providers in transitioning from a fee-for-service, or FFS, to a value-based arrangement. Our approach to primary, physician-directed care for our members aims to provide quality care that is consistent, integrated, cost-effective, and member-focused. The model is designed to improve health outcomes and affordability for individuals and for the health system as a whole, while offering our members a simple, seamless healthcare experience. The discussion that follows describes the products offered by each of our segments.

Our Insurance Segment Products

The Insurance segment is comprised of insurance products serving Medicare and state-based contract beneficiaries, as well as individuals and employers. The segment also includes our Pharmacy Benefit Manager, or PBM, business. These products are described in the discussion that follows.

The following table presents our premiums and services revenue for the Insurance segment by product for the year ended December 31, 2025:

	Insurance Segment Premiums and Services Revenue	Percent of Consolidated Premiums and Services Revenue
	(dollars in millions)	
Premiums:		
Individual Medicare Advantage	$ 90,403	70.3 %
Group Medicare Advantage	9,014	7.0 %
Medicare stand-alone PDP	6,844	5.3 %
Total Medicare	106,261	82.6 %
Specialty benefits	989	0.8 %
Medicare Supplement	1,098	0.9 %
State-based contracts and other	14,477	11.2 %
Total premiums revenue	122,825	95.5 %
Services:		
Military services and other	1,017	0.8 %
Services revenue	1,017	0.8 %
Total Insurance segment premiums and services revenue	$ 123,842	96.3 %

Medicare

We have participated in the Medicare program for private health plans for over 30 years and have established a national presence, offering at least one type of Medicare plan in all 50 states. We have a geographically diverse membership base that we believe provides us with greater ability to expand our network of PPO and HMO providers. We employ strategies including health assessments and clinical guidance programs such as lifestyle and fitness programs for seniors to guide Medicare beneficiaries in making cost-effective decisions with respect to their health care. We believe these strategies result in cost savings that occur from making positive behavior changes.

Medicare is a federal program that provides persons age 65 and over and some disabled persons under the age of 65 certain hospital and medical insurance benefits. CMS, an agency of the United States Department of Health and Human Services, administers the Medicare program. Hospitalization benefits are provided under Part A, without the payment of any premium, for up to 90 days per incident of illness plus a lifetime reserve aggregating 60 days. Eligible beneficiaries are required to pay an annually adjusted premium to the federal government to be eligible for physician care and other services under Part B. Beneficiaries eligible for Part A and Part B coverage under traditional fee-for-service Medicare are still required to pay out-of-pocket deductibles and coinsurance. Throughout this document this program is referred to as Medicare FFS. As an alternative to Medicare FFS, in geographic areas where a managed care organization has contracted with CMS pursuant to the Medicare Advantage program, Medicare beneficiaries may choose to receive benefits from a Medicare Advantage organization under Medicare Part C. Pursuant to Medicare Part C, Medicare Advantage organizations contract with CMS to offer Medicare Advantage plans to provide benefits at least comparable to those offered under Medicare FFS. Our Medicare Advantage, or MA, plans are discussed in the following sections. Prescription drug benefits are provided under Part D.

Individual Medicare Advantage Products

We contract with CMS under the Medicare Advantage program to provide a comprehensive array of health insurance benefits, including wellness programs, chronic care management, and care coordination, to Medicare eligible persons under HMO, PPO, Private Fee-For-Service, or PFFS, and Special Needs Plans, including Dual Eligible Special Needs, or D-SNP, plans in exchange for contractual payments received from CMS, usually a fixed payment per member per month. With each of these products, the beneficiary receives benefits in excess of Medicare FFS, typically including reduced cost sharing, enhanced prescription drug benefits, care coordination, data analysis techniques to help identify member needs, complex case management, tools to guide members in their health care decisions, care management programs, wellness and prevention programs and, in some instances, a reduced monthly Part B premium. Most Medicare Advantage plans offer the prescription drug benefit under Part D as part of the basic plan, subject to cost sharing and other limitations. Accordingly, all of the provisions of the Medicare Part D program described in connection with our stand-alone prescription drug plans in the following section also are applicable to most of our Medicare Advantage plans. Medicare Advantage plans may charge beneficiaries monthly premiums and other copayments for Medicare-covered services or for certain extra benefits. Generally, Medicare-eligible individuals enroll in one of our plan choices between October 15 and December 7 for coverage that begins on the following January 1.

Our Medicare HMO and PPO plans, which cover Medicare-eligible individuals residing in certain counties, may eliminate or reduce coinsurance or the level of deductibles on many other medical services while seeking care from participating in-network providers or in emergency situations. Except in emergency situations or as specified by the plan, most HMO plans provide no out-of-network benefits. PPO plans carry an out-of network benefit that is subject to higher member cost-sharing. In some cases, these beneficiaries are required to pay a monthly premium to the HMO or PPO plan in addition to the monthly Part B premium they are required to pay the Medicare program.

Most of our Medicare PFFS plans are network-based products with in and out of network benefits due to a requirement that Medicare Advantage organizations to establish adequate provider networks, except in geographic areas that CMS determines have fewer than two network-based Medicare Advantage plans. In these areas, we offer Medicare PFFS plans that have no preferred network. Individuals in these plans pay us a monthly premium to receive typical Medicare Advantage benefits along with the freedom to choose any health care provider that accepts individuals at rates equivalent to Medicare FFS payment rates.

CMS uses a risk-adjustment model that adjusts premiums paid to Medicare Advantage, or MA, plans according to health status of covered members. The risk-adjustment model, which CMS implemented pursuant to the Balanced Budget Act of 1997 (BBA) and the Benefits Improvement and Protection Act of 2000 (BIPA), generally pays more where a plan's membership has higher expected costs. Under this model, rates paid to MA plans are based on actuarially determined bids, which include a process whereby our prospective payments are based on our estimated cost of providing standard Medicare-covered benefits to an enrollee with a "national average risk profile." That baseline payment amount is adjusted to account for certain demographic characteristics and health status of our enrolled members. Under the risk-adjustment methodology, all MA plans must collect from providers and submit the necessary diagnosis code information to CMS within prescribed deadlines. The CMS risk-adjustment model uses the diagnosis data, collected from providers, to calculate the health status-related risk-adjusted premium payment to MA plans, which CMS further adjusts for coding pattern differences between the health plans and the government fee-for-service (FFS) program. We generally rely on providers, including certain providers in our network who are our employees, to code their claim submissions with appropriate diagnoses, which we send to CMS as the basis for our health status-adjusted payment received from CMS under the actuarial risk-adjustment model. We also rely on these providers to document appropriately all medical data, including the diagnosis data submitted with claims. In addition, we conduct medical record reviews as part of our data and payment accuracy compliance efforts, to more accurately reflect diagnosis conditions under the risk adjustment model. For additional information, refer to Note 17 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" and Part I, Item 1A, "Risk Factors" of this Form 10-K.

At December 31, 2025, we provided health insurance coverage under CMS contracts to approximately 5.2 million individual Medicare Advantage members, including approximately 1.0 million members in Florida. These

Florida contracts accounted for premiums revenue of approximately $17.8 billion, which represented approximately 20% of our individual Medicare Advantage premiums revenue, or 14% of our consolidated premiums and services revenue for the year ended December 31, 2025.

Our individual Medicare Advantage products covered under Medicare Advantage contracts with CMS are renewed generally for a calendar year term unless CMS notifies us of its decision not to renew by May 1 of the calendar year in which the contract would end, or we notify CMS of our decision not to renew by the first Monday in June of the calendar year in which the contract would end. All material contracts between Humana and CMS relating to our Medicare Advantage products have been renewed for 2026, and all of our product offerings filed with CMS and going to market for 2026 have been approved.

Individual Medicare Stand-Alone Prescription Drug Products

We offer stand-alone prescription drug plans, or PDPs, under Medicare Part D, including a PDP offering co-branded with Walmart Inc., or the Humana-Walmart plan. Generally, Medicare-eligible individuals enroll in one of our plan choices between October 15 and December 7 for coverage that begins on the following January 1. Our stand-alone PDP offerings consist of plans offering basic coverage with benefits mandated by Congress, as well as plans providing enhanced coverage with varying degrees of out-of-pocket costs for premiums, deductibles, and co-insurance. Our revenues from CMS and the beneficiary are determined from our PDP bids submitted annually to CMS. These revenues also reflect the health status of the beneficiary and risk sharing provisions as more fully described in Note 2 to the audited Consolidated Financial Statements included in Item 8. – Financial Statements and Supplementary Data, titled "Receivables and Revenue Recognition." Our stand-alone PDP contracts with CMS are renewed generally for a calendar year term unless CMS notifies us of its decision not to renew by May 1 of the calendar year in which the contract would end, or we notify CMS of our decision not to renew by the first Monday in June of the calendar year in which the contract would end. All material contracts between Humana and CMS relating to our Medicare stand-alone PDP products have been renewed for 2026, and all of our product offerings filed with CMS and going to market for 2026 have been approved.

We have administered CMS's Limited Income Newly Eligible Transition, or LI-NET, prescription drug plan program since 2010. This program allows individuals who receive Medicare's low-income subsidy to also receive immediate prescription drug coverage at the point of sale if they are not already enrolled in a Medicare Part D plan. CMS temporarily enrolls newly identified individuals with both Medicare and Medicaid into the LI-NET prescription drug plan program, and subsequently transitions each member into a Medicare Part D plan that may or may not be a Humana Medicare plan.

Group Medicare Advantage and Medicare Stand-Alone PDP

We offer products that enable employers that provide post-retirement health care benefits to replace Medicare wrap or Medicare supplement products with Medicare Advantage or stand-alone PDPs from Humana. These products are primarily offered as PPO plans on the same Medicare platform as individual Medicare Advantage plans. These plans offer the same types of benefits and services available to members in our individual Medicare plans discussed previously, however, group Medicare Advantage plans typically have richer benefit offerings than individual Medicare Advantage plans, including prescription drug coverage in the gap, for instance, due to the desire of many customers to closely match their pre-retirement benefit structure.

Medicare Supplement

We also offer Medicare supplement products that help pay the medical expenses that Medicare FFS does not cover, such as copayments, coinsurance and deductibles.

State-based Contracts

Through our state-based contracts, we serve members enrolled in Medicaid, a program funded by both the federal and state governments and administered by states to care for their most vulnerable populations. Within federal guidelines, states determine whom to cover, but general categories for traditional Medicaid programs include children and parents; Aged, Blind, and Disabled (ABD) individuals; and Medicaid Expansion adults. Through Medicaid Managed Long-Term Support Services (MLTSS) programs, states offer programs to deliver support services to people who receive home and community or institution-based services for long-term care.

We have contracts in multiple states to serve Medicaid-eligible members, including Florida, Kentucky, Illinois, Indiana, Louisiana, Ohio, Oklahoma, South Carolina, Virginia and Wisconsin.

We also serve members who qualify for both Medicaid and Medicare, referred to as "dual eligible", through our Medicaid, Medicare Advantage, and stand-alone prescription drug plans. As the dual eligible population represents a disproportionate share of costs, Humana is participating in varied integration models designed to improve health outcomes and reduce avoidable costs.

As part of our individual Medicare Advantage products, we also offer Dual-Eligible Special Needs Plans (D-SNP). In connection with offering a D-SNP in a particular state, we are required to enter into a special coordinating contract with the applicable state Medicaid agency. To meet federal requirements that took effect in 2021, states have implemented new D-SNP requirements to strengthen Medicaid-Medicare integration requirements for D-SNPs. Some states are also moving to support the dual eligible population by linking D-SNP participation to enrollment in a plan that also participates in a state-based Medicaid program to coordinate and integrate both Medicare and Medicaid benefits.

Specialty

We sell specialty and ancillary insurance benefits consisting of dental, vision, life and disability to employer groups. In addition, we sell dental and vision specialty insurance benefits to individuals.

Military Services

Under our TRICARE contracts with the United States Department of Defense, or DoD, we provide administrative services to arrange health care services for active-duty and retired military personnel and their dependents. We have participated in the TRICARE program since 1996 under contracts with the DoD. Under our contracts, we provide administrative services while the federal government retains all of the risk of the cost of health benefits. Accordingly, we account for revenues under the current contract net of estimated health care costs similar to an administrative services fee only agreement.

We delivered services under the T2017 East Region contract from commencement on January 1, 2018 through expiration on December 31, 2024. The T2017 East Region contract comprised 32 states and approximately 6 million TRICARE beneficiaries. In December 2022, we were awarded the next generation of TRICARE Managed Care Support Contracts, or T-5, for the updated TRICARE East Region by the Defense Health Agency of the DoD. The T-5 East Region contract commenced on January 1, 2025 and comprises 24 states, and Washington D.C., and approximately 4.6 million beneficiaries. The transition period for the T-5 contract began in January 2024 and overlapped the final year of the T2017 contract. The length of the contract is one transition year followed by eight annual option periods, which, if all options are exercised, would result in a total contract length of nine years.

Our CenterWell Segment Products

The products offered by our CenterWell segment are key to our integrated care delivery model. This segment includes our pharmacy solutions, primary care, and home solutions operations. The CenterWell segment also includes our strategic partnerships with Welsh, Carson, Anderson & Stowe, or WCAS, to develop and operate senior-focused, payor-agnostic, primary care centers, as well as our minority ownership interest in hospice operations. Services offered by this segment are designed to enhance the overall healthcare experience. These services may lead to lower utilization associated with improved member health and/or lower drug costs. For information on our intersegment revenues, refer to Note 18 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

The following table presents our services revenue for the CenterWell segment by line of business for the year ended December 31, 2025:

	CenterWell Segment Services Revenue	Percent of Consolidated Premiums and Services Revenue
	(dollars in millions)	
Intersegment revenues:		
Home solutions	$ 2,127	n/a
Pharmacy solutions	11,741	n/a
Primary care	3,789	n/a
Total intersegment revenues	$ 17,657	n/a
External services revenue:		
Home solutions	$ 1,401	1.1 %
Pharmacy solutions	1,218	0.9 %
Primary care	2,197	1.7 %
Total external services revenue	$ 4,816	3.7 %

n/a – not applicable

Pharmacy Solutions

Our pharmacy solutions business includes the operations of CenterWell Pharmacy (our mail-order pharmacy business), CenterWell Specialty Pharmacy, and other retail pharmacies located within CenterWell Primary Care clinics for brand, generic, specialty drugs, over the counter medications and supplies, as well as hospice pharmacy drugs.

Primary Care

We operate full-service, value-based senior focused primary care centers in a number of states, including Arizona, Georgia, Florida, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Nevada, North Carolina, South Carolina, Tennessee, Texas, and Virginia staffed by primary care providers and medical specialists with a primary focus on the senior population under our primary care business. Our primary care business operates these clinics primarily under the Conviva Senior Primary Care and CenterWell Senior Primary Care brands. Our primary care subsidiaries operate our medical center business through both employed physicians and care providers, and through third-party management service organizations with whom we contract to arrange for and manage certain clinical services. Our primary care business currently operates 350 primary care clinics and employs approximately 1,300 primary care providers. Primary care serves approximately 491,100 patients, primarily under risk sharing arrangements with Humana Medicare Advantage health plans, third-party Medicare Advantage health plans and CMS administered risk sharing arrangements for Original Medicare.

Our primary care business also operates a management services organization, or MSO, through Conviva and CenterWell that coordinates medical care for Medicare Advantage beneficiaries across multiple states. This MSO provides resources in care coordination, financial risk management, clinical integration and patient engagement that help physicians improve the patient experience as well as care outcomes. Primary care's MSO collaborates with physicians, medical groups and integrated delivery systems to successfully transition to value-based care by engaging, partnering and offering practical services and solutions.

Our primary care business previously entered into a strategic partnership with Welsh, Carson, Anderson & Stowe, or WCAS, to accelerate the expansion of our primary care model through the development of clinics. As of December 31, 2025, there were 146 primary care clinics operating under the partnership. For additional information, refer to Note 4 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Home Solutions

CenterWell Home Health

We operate CenterWell Home Health, one of the nation's largest home health providers, through which we are actively involved in the care management of our customers with the greatest needs via in-home care. CenterWell Home Health has locations in 37 states, providing extensive geographic coverage with approximately 68% overlap with our individual Medicare Advantage membership. Our home solutions geographic scale and clinical breadth provides the opportunity to offer care beyond our health plan members. Through the integration of these home health operations, we are focused on accelerating clinical innovation and the development and roll out of a value-based operating model at scale, more closely aligning incentives to focus on improving patient outcomes and reducing the total cost of care. This is critical to deploying a value-based, advanced home health model at scale that makes it easier for patients and providers to benefit from our full continuum of home-based capabilities, leveraging the best channel to deliver the right care needed at the right time.

OneHome

OneHome serves as the convener for the value-based model meeting the needs of health plans by serving their members through a full-risk model for integrated home-based services. OneHome manages a full range of post-acute patient needs, integrating and coordinating with physicians, hospitals and health plans for the provision of home health and infusion services as well as the distribution of durable medical equipment, or DME, at patients' homes.

Hospice

We completed the sale of a 60% interest in Gentiva Hospice on August 11, 2022 and we account for our remaining minority ownership in Gentiva Hospice using the equity method of accounting. At December 31, 2025 and 2024, we owned approximately 35%. For additional information on our ownership interest of Gentiva Hospice, refer to Note 4 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Insurance Medical Membership

The following table summarizes total insurance medical membership (in thousands) at December 31, 2025, by market and product:

	Insurance Medical Membership							
	Individual Medicare Advantage	Group Medicare Advantage	Medicare stand-alone PDP	Medicare Supplement	State-based contracts and other	Military services	Total	Percent of Total
Florida	1,006.2	11.1	112.8	24.0	569.9	—	1,724.0	11.5 %
Texas	437.9	4.8	148.2	63.2	—	—	654.1	4.4 %
Kentucky	131.3	74.3	184.9	19.3	205.4	—	615.2	4.1 %
North Carolina	253.0	179.4	87.3	7.6	—	—	527.3	3.5 %
Ohio	192.0	17.4	80.1	28.3	179.4	—	497.2	3.3 %
Louisiana	194.1	7.8	49.4	3.8	139.3	—	394.4	2.6 %
Illinois	224.9	41.6	98.0	11.7	12.8	—	389.0	2.6 %
Virginia	158.7	2.7	104.2	9.9	105.2	—	380.7	2.5 %
Georgia	272.8	2.8	77.6	22.0	—	—	375.2	2.5 %
Tennessee	191.8	12.8	90.1	10.9	62.9	—	368.5	2.5 %
Oklahoma	74.1	3.3	52.3	11.1	185.5	—	326.3	2.2 %
Michigan	176.6	29.8	77.2	11.8	—	—	295.4	2.0 %
California	133.8	4.1	110.0	45.8	—	—	293.7	2.0 %
Indiana	158.0	18.8	64.8	13.1	32.5	—	287.2	1.9 %
South Carolina	170.9	0.4	29.6	12.5	37.1	—	250.5	1.7 %
Wisconsin	82.7	8.1	67.1	5.7	55.3	—	218.9	1.5 %
Washington	103.0	15.2	71.0	8.5	5.5	—	203.2	1.4 %
Pennsylvania	80.4	10.0	65.9	17.6	19.7	—	193.6	1.3 %
Alabama	97.4	29.0	50.6	7.7	—	—	184.7	1.2 %
Arizona	121.5	0.9	51.9	7.9	—	—	182.2	1.1 %
TRICARE	—	—	—	—	—	4,605.4	4,605.4	30.7 %
Others	988.2	94.1	789.6	156.0	5.1	—	2,033.0	13.5 %
Totals	5,249.3	568.4	2,462.6	498.4	1,615.6	4,605.4	14,999.7	100.0 %

Provider Arrangements

We provide our members with access to health care services through our networks of health care providers whom we employ or with whom we have contracted, including hospitals and other independent facilities such as outpatient surgery centers, primary care providers, specialist physicians, dentists, and providers of ancillary health care services and facilities. These ancillary services and facilities include laboratories, ambulance services, medical equipment services, home health agencies, mental health providers, rehabilitation facilities, nursing homes, optical services, and pharmacies. Our membership base and the ability to influence where our members seek care generally enable us to obtain contractual discounts with providers.

We use a variety of techniques to provide access to effective and efficient use of health care services for our members. These techniques include the coordination of care for our members, product and benefit designs, hospital inpatient management systems, the use of sophisticated analytics, and enrolling members into various care management programs. The focal point for health care services in many of our HMO networks is the primary care provider who, under contract with us, provides services to our members, and may control utilization of appropriate services by directing or approving hospitalization and referrals to specialists and other providers. Some physicians may have arrangements under which they can earn bonuses when certain target goals relating to the provision of quality patient care are met. We have available care management programs related to complex chronic conditions such as congestive heart failure and coronary artery disease. We also have programs for prenatal and premature infant care, asthma related illness, end stage renal disease, diabetes, cancer, and certain other conditions.

We typically contract with hospitals on either (1) a per diem rate, which is an all-inclusive rate per day, (2) a case rate for diagnosis-related groups (DRG), which is an all-inclusive rate per admission, or (3) a discounted charge for inpatient hospital services. Outpatient hospital services generally are contracted at a flat rate by type of service, ambulatory payment classifications, or APCs, or at a discounted charge. APCs are similar to flat rates except multiple services and procedures may be aggregated into one fixed payment. These contracts are often multi-year agreements. Outpatient surgery centers and other ancillary providers typically are contracted at flat rates per service provided or are reimbursed based upon a nationally recognized fee schedule such as the Medicare allowable fee schedule.

Our contracts with physicians typically are renewed automatically each year, unless either party gives written notice, generally ranging from 90 to 120 days, to the other party of its intent to terminate the arrangement. Most of the physicians in our PPO networks and some of our physicians in our HMO networks are reimbursed based upon a fixed fee schedule, which typically provides for reimbursement based upon a percentage of the standard Medicare allowable fee schedule.

The terms of our contracts with hospitals and physicians may also vary between Medicare and Medicaid business. A significant portion of our Medicare network contracts, including those with both hospitals and physicians, are tied to Medicare reimbursement levels and methodologies.

Capitation

We offer providers a continuum of opportunities to increase the integration of care and offer assistance to providers in transitioning from a fee-for-service to a value-based arrangement. These include performance bonuses, shared savings and shared risk relationships. For some of our medical membership, we share risk with providers under capitation contracts where physicians and hospitals accept varying levels of financial risk for a defined set of membership. Under the typical capitation arrangement, we prepay these providers a monthly fixed-fee per member, known as a capitation (per capita) payment, to cover all or a defined portion of the benefits provided to the capitated member.

We believe these value-based arrangements represent a key element of our integrated care delivery model at the core of our strategy. Our health plan subsidiaries may enter into these value-based arrangements with third-party providers or our owned provider subsidiaries.

At December 31, 2025, approximately 2,260,900 members, or 15.1%, of our medical membership, were covered under shared risk value-based arrangements, which provide all member benefits, including 1,947,900 individual Medicare Advantage members, or 37.1%, of our total individual Medicare Advantage membership.

Physicians under capitation arrangements typically have stop loss coverage so that a physician's financial risk for any single member is limited to a maximum amount on an annual basis. We typically process all claims and measure the financial performance of our capitated providers and require guarantees in certain instances. However, we delegated claim processing functions under capitation arrangements covering approximately 299,900 members, including 299,100 individual Medicare Advantage members, or 15.4%, of the 1,947,900 individual Medicare Advantage members covered under shared risk value-based contracts at December 31, 2025, with the provider assuming substantially all the risk of coordinating the members' health care benefits. Capitation expense under delegated arrangements for which we have a limited view of the underlying claims experience was approximately $3.7 billion, or 3.3%, of total benefits expense, for the year ended December 31, 2025. We remain financially responsible for health care services to our members in the event our providers fail to provide such services.

Accreditation Assessment

Our accreditation assessment program consists of several internal programs, including those that credential providers and those designed to meet the audit standards of federal and state agencies as well as external accreditation standards. We also offer quality and outcome measurement and improvement programs such as the Health Care Effectiveness Data and Information Set, or HEDIS, which is used by employers, government purchasers and the National Committee for Quality Assurance (NCQA) to evaluate health plans based on various criteria, including effectiveness of care and member satisfaction.

Providers participating in our networks must satisfy specific criteria, including licensing, patient access, office standards, after-hours coverage, and other factors. Most participating hospitals also meet accreditation criteria established by CMS and/or The Joint Commission.

Recredentialing of participating providers occurs every three years, unless otherwise required by state or federal regulations. Recredentialing of participating providers includes verification of their medical licenses, review of their malpractice liability claims histories, review of their board certifications, if applicable, and review of applicable quality information. A committee composed of a peer group of providers reviews the applications of providers being considered for credentialing and recredentialing.

We maintain accreditation for certain of our health plans and/or departments from NCQA, the Accreditation Association for Ambulatory Health Care (AAAHC), and/or URAC.

NCQA reviews our compliance based on standards for quality improvement, population health management, credentialing, utilization management, network management, and member experience. We have achieved and maintained NCQA health plan accreditation in many of our Medicare and Medicaid markets. Humana's subsidiary, CenterWell Pharmacy, Inc., holds accreditations from URAC.

Sales and Marketing

We use various methods to market our products, including television, radio, the Internet, telemarketing, wholesale distributors (general agencies) and direct mailings.

At December 31, 2025, we employed approximately 1,000 sales representatives, as well as approximately 2,200 telemarketing representatives who assisted in the marketing of Medicare products, including Medicare Advantage and PDP, and specialty products in our Insurance segment, including making appointments for sales representatives with prospective members. We have a marketing arrangement with Walmart Inc., or Walmart, for our individual Medicare stand-alone PDP offering. We also sell group Medicare Advantage products through large employers. In addition, we market our Medicare and individual specialty products through licensed independent brokers and agents. For our Medicare products, commissions paid to employed sales representatives and independent brokers and agents are based on a per unit commission structure, regulated in structure and amount by CMS. For our individual specialty products, we generally pay brokers a commission based on premiums, with commissions varying by market and premium volume. In addition to a commission based directly on premium volume for sales to particular customers, we also have programs that pay brokers and agents based on other metrics. These include commission bonuses based on sales that attain certain levels or involve particular products. We also pay additional commissions based on aggregate volumes of sales involving multiple customers.

In our Insurance segment, we market our specialty products to individuals through their employers or other groups, which typically offer employees or members a selection of specialty products, pay for all or part of the premiums, and make payroll deductions for any premiums payable by the employees. We use licensed independent brokers, independent agents, digital insurance agencies, and employees to sell our specialty products. We pay brokers and agents using the same commission structure described above for our specialty products.

Underwriting

Since 2014, the Patient Protection and Affordability Care Act and The Health Care and Education Reconciliation Act of 2010, which we collectively refer to as the Health Care Reform Law, requires certain group health plans to guarantee issuance and renew coverage without pre-existing condition exclusions or health-status rating adjustments. Accordingly, certain group health plans are not subject to underwriting. Further, underwriting techniques are not employed in connection with our individual Medicare, military services, or Medicaid products because government regulations require us to accept all eligible applicants regardless of their health or medical history.

Competition

The health benefits industry is highly competitive. Our competitors vary by local market and include other managed care companies, national insurance companies, and other HMOs and PPOs. Many of our competitors have a larger membership base and/or greater financial resources than our health plans in the markets in which we compete. Our ability to sell our products and to retain customers may be influenced by such factors as those described in Part I, Item 1A, "Risk Factors" of this Form 10-K.

Government Regulation

Diverse legislative and regulatory initiatives at both the federal and state levels continue to affect aspects of the nation's health care system, including the Health Care Reform Law at the federal level and laws in certain states limiting the entry of new providers or services though a certificate of need, or CON, process.

Our management works proactively to ensure compliance with all governmental laws and regulations affecting our business. We are unable to predict how existing federal or state laws and regulations may be changed or interpreted, what additional laws or regulations affecting our businesses may be enacted or proposed, when and which of the proposed laws will be adopted or what effect any such new laws and regulations will have on our results of operations, financial position, or cash flows.

For a description of certain material current activities in the federal and state legislative areas, see Part I, Item 1A, "Risk Factors" of this Form 10-K.

Certain Other Services

Captive Insurance Company

We bear general business risks associated with operating our Company such as professional and general liability, employee workers' compensation, cybersecurity, and officer and director errors and omissions risks. Professional and general liability risks may include, for example, medical malpractice claims and disputes with members regarding benefit coverage. We retain certain of these risks through our wholly-owned, captive insurance subsidiary. We reduce exposure to these risks by insuring levels of coverage for losses in excess of our retained limits with a number of third-party insurance companies. We remain liable in the event these insurance companies are unable to pay their portion of the losses.

Centralized Intercompany Services

We provide centralized intercompany services to each of our health plans and to our business segments from our headquarters and service centers. These services include management information systems, product development and administration, finance, human resources, accounting, law, public relations, marketing, insurance, purchasing, risk management, internal audit, actuarial, underwriting, claims processing, billing/enrollment, and customer service. Through intercompany service agreements approved, if required, by state regulatory authorities, Humana Inc., our parent company, charges a services fee for reimbursement of certain centralized services provided to its subsidiaries to the extent that Humana Inc. is the service provider.

Human Capital Management

Our associates are essential to our success in delivering on our core strategy, and creating positive healthcare experiences for our members. We are committed to recruiting, developing, and retaining strong and diverse teams. As of December 31, 2025, we had approximately 67,060 associates.

Our Culture, Engagement and Approach to Work

We believe that our members' experience is linked to our associates' experience and that engaged, productive associates are the key to building a healthy company and caring environment where our associates go above and beyond for our members, driving innovation, and offering fulfilling experiences that incentivizes them to stay with us over the long-term. We provide opportunities for our associates to add to their personal well-being experiences that go beyond health to enhance their individual need for purpose, belonging and security. With an average tenure of 7 years at our Company, our associates' loyalty reflects our culture and commitment to growth. We believe that voluntary turnover rate (VTR) is an important indicator of workforce satisfaction as we strive for our associates to choose us over other opportunities. During 2025, our VTR was 13.8%, representing a decrease from 14.4% in 2024.

We regularly measure our success and seek opportunities to advance engagement through an Annual Engagement Survey, or AES, and continuous listening campaigns. Continuous listening involves our proactive solicitation, analysis and response to associate feedback throughout the year by using pulse surveys. By regularly surveying samples of our workforce, we are able to continuously assess our effectiveness and act when needed, which in turn helps to strengthen our culture and support associate engagement. We aim to conduct our confidential, third-party administered AES on an annual basis and encourage all of our associates to participate. The AES is an in-depth survey covering a variety of dimensions that align to the Company's strategy and associate engagement. We aggregate survey results, provide them to our entire associate population and encourage leaders to use the information to create open, honest action plans with their teams to build upon our collective engagement.

Pay and Benefits Philosophy, Compensation and Financial Security

We believe a fair and transparent workplace is essential for associate trust and engagement. To that end, our Company advances pay transparency and equity to ensure compensation decisions are unbiased, competitive and aligned with our commitment to support every associate's success. Each year, we conduct a comprehensive pay equity/gap analysis to identify and address potential pay disparities between associates performing similar work in similar capacities. Our pay and benefits structure is designed to attract, motivate, incentivize, retain, and reward our associates, at all levels of the organization, for their skill development, demonstration of our values and performance fostering an engaged and talented team. Our Total Rewards program complements these efforts by providing competitive compensation, robust benefits and resources that support health, financial security and work-life balance. While our programs vary by location, associate type and business, they generally include:

Financial	
• Competitive base pay, with additional incentive, supplemental, and/or recognition pay	• Short - and long-term disability insurance
	• Tuition assistance program
	• Paid internship
• 401(k) retirement savings plans with Company match program	• Comprehensive financial well-being programs and support, including an employer-sponsored personal emergency savings account with matching funds from the Company
• Health savings account (HSA) and flexible savings account (FSA) contributions	
• Life insurance	• Charitable gift matching program

Health	
• Medical, dental and vision benefits	• On-site health and fitness centers
• Supplemental health benefits	• On-site health screenings and vaccinations
• Long-term care insurance	• Weekly paid well-being time
• Whole-person well-being and rewards programs and platform	• On-demand fitness classes, nutritional education through teaching kitchens, and digital coaching apps
• Incentives for engaging in well-being programs	

Life	
• Paid time off, paid holidays, paid volunteer time off and jury duty pay	• Mental health support, including our robust Employee Assistance Program and Work-Life Services
• Adoption assistance	
• Paid parental leave program (6 weeks)	• Employee discount programs and services
• Paid caregiver time off program (2 weeks)	• Helping hands program
• Nursing moms program with on-site lactation rooms	• Transit services

Learning and Development	
• Internal and external learning events	• Access to degree and certification programs with tuition assistance

Talent Development and Growth Opportunities

We are committed to promoting continuous learning and growth by offering associates a variety of resources to enhance their skills and advance their careers. Our professional development initiatives ensure associates have access to tools, mentorship and opportunities that enable them to succeed in their current roles and prepare for future growth opportunities, strengthening our organization and driving innovation. We also offer our associates education and certification program assistance through partner organizations, and reduce or eliminate cost barriers to support achievement of their educational and career goals.

Additional information related to our human capital management can be found by referencing our Definitive Proxy Statement of the Annual Meeting of Stockholders scheduled to be held on April 16, 2026 appearing under the caption "Human Capital Management."

Information About Our Executive Officers

Set forth below are names and ages of all of our current executive officers as of February 1, 2026, their positions, and the date first elected as an executive officer:

Name	Age	Position	First Elected Officer	
James A. Rechtin	55	President and Chief Executive Officer, Director	01/24	(1)
David E. Dintenfass	55	President, Enterprise Growth	02/24	(2)
John-Paul W. Felter	42	Senior Vice President, Chief Accounting Officer and Controller	08/22	(3)
Aaron C. Martin	56	President, Medicare Advantage	01/26	(4)
Japan A. Mehta	45	Chief Information Officer	02/25	(5)
Celeste M. Mellet	49	Chief Financial Officer	01/25	(6)
Michelle A. O'Hara	50	Chief Human Resources Officer	01/25	(7)
George Renaudin II	57	President, Insurance	02/23	(8)
Sanjay K. Shetty, M.D.	52	President, CenterWell	04/23	(9)
Joseph C. Ventura	49	Chief Legal Officer	02/19	(10)

(1) Mr. Rechtin currently serves as Director, President and Chief Executive Officer (Principal Executive Officer), having held these positions since July 1, 2024. Mr. Rechtin was elected President and Chief Operating Officer upon joining the Company in January 2024 and served in that capacity through June 2024. Prior to joining the Company, Mr. Rechtin served as President and CEO at Envision Healthcare, having held that position from 2020 to 2023. Previously, Mr. Rechtin was President of OptumCare in 2019 after serving in multiple senior-level roles at Davita Medical Group from 2014 to 2019.

(2) Mr. Dintenfass currently serves as President, Enterprise Growth, having joined the Company in February 2024. Prior to joining the Company, Mr. Dintenfass had a series of leadership roles at Fidelity Investments from 2015 to 2024 where he most recently served as Executive Vice President, Head of Product and Emerging Segments, leading a P&L portfolio across retail and workplace investing. Mr. Dintenfass also served as Fidelity's Chief Marketing Officer and Head of Customer Experience Design. Before Fidelity, Mr. Dintenfass spent over five years at Bank of America in a variety of strategy and marketing roles across Consumer and Small Business banking and Merrill Lynch Wealth Management. Earlier in his career, Mr. Dintenfass spent 13 years at Procter & Gamble in global P&L and brand management roles of increasing responsibility. Mr. Dintenfass began his career as a consultant at McKinsey & Company.

(3) Mr. Felter currently serves as Senior Vice President, Chief Accounting Officer and Controller, having been elected to this position in August 2022. Before joining the Company, Mr. Felter served as Senior Director - Investment Finance for OneAmerica Financial Partners, Inc. in 2022. Prior to OneAmerica, Mr. Felter spent nearly 11 years in multiple roles of increasing responsibility at Ernst & Young LLP where he oversaw large audit engagements for public and private entities with a concentration in the health insurance sector.

(4) Mr. Martin currently serves as President, Medicare Advantage, having been elected to this position in January 2026. Prior to joining the Company, Mr. Martin served as Vice President, Healthcare for Amazon.com, Inc. for four years from 2022 through 2025. Previously, Mr. Martin was employed at Providence St. Joseph Health, where held roles of increasing responsibility from 2014 through 2022, and most recently served as EVP, Chief Digital Officer and Managing General Partner for Providence Ventures.

(5) Mr. Mehta currently serves as Chief Information Officer, having been elected to this position in February 2025. Prior to joining the Company, Mr. Mehta served as Chief Data Officer at Citigroup for six years from 2018 to 2025. Previously, he held the role of CIO for Citi Global Wealth across a mix of client segments. Additionally, he served in the CIO role for Global Consumer Technology in Asia Pacific and Europe. Prior to Citi, Mr. Mehta held technology and digital leadership roles at JPMorgan, Barclays and Verizon.

(6) Ms. Mellet currently serves as Chief Financial Officer, having been elected to this position in January 2025. Prior to joining the Company, Ms. Mellet served as Partner and Chief Financial Officer of Global Infrastructure Partners (GIP) from February 2023 to January 2025. Prior to GIP, Ms. Mellet served as Chief Financial Officer, Senior Managing Director and an Executive Vice President at Evercore from 2021 to 2023. Before joining Evercore, Ms. Mellet served as Executive Vice President and Chief Financial Officer from 2018 to 2021 and SVP and Deputy Chief Financial Officer from 2017 to 2018 at the Federal National Mortgage Association (Fannie Mae). Before her tenure at Fannie Mae, Ms. Mellet spent more than 18 years at Morgan Stanley, last serving as global treasurer. She was also the head of investor, creditor and counterparty relations.

(7) Ms. O'Hara currently serves as Chief Human Resources Officer, having been elected to this position in January 2025. Prior to joining the Company, Ms. O'Hara served as Executive Vice President and Chief Human Resources Officer from 2019 to 2025 at Science Applications International Corporation (SAIC). Prior to becoming Chief Human Resources Officer in 2019, Ms. O'Hara held various roles of increasing responsibility at SAIC that included talent acquisition, integrated talent management, total rewards and human resources.

(8) Mr. Renaudin currently serves as President, Insurance, having been elected to this position in October 2024 from his prior role as President, Medicare & Medicaid. Mr. Renaudin joined the Company in April 2004 and since then has held various leadership roles of increasing responsibility, including previously holding the position of President, Medicare.

(9) Dr. Shetty currently serves as President, CenterWell, having been elected to this position in April 2023. Prior to joining the Company, Dr. Shetty worked in health care delivery for nearly 13 years at Steward Health Care System (Steward), most recently serving as President. During his tenure at Steward, Dr. Shetty held various roles of increasing responsibility, leading the large accountable care organization, a multispecialty group practice, and acute care hospitals. Prior to Steward, Dr. Shetty worked as a strategy consultant at Bain & Company, Inc., and practiced as a radiologist and a faculty member at Harvard Medical School.

(10) Mr. Ventura currently serves as Chief Legal Officer. He joined the Company in January 2009 and since then has held various positions of increasing responsibility in the Company's Law Department, including most recently, Senior Vice President, Associate General Counsel & Corporate Secretary from July 2017 until February 2019.

Executive officers are elected annually by our Board of Directors and serve until their successors are elected or until resignation or removal. There are no family relationships among any of our executive officers.

ITEM 1A. RISK FACTORS

Risks Relating to Our Business

If we do not design and price our products properly and competitively, if the premiums we charge are insufficient to cover the cost of health care services delivered to our members, if we are unable to implement clinical initiatives to provide a better health care experience for our members, lower costs and appropriately document the risk profile of our members, or if our estimates of benefits expense are inadequate, our profitability may be materially adversely affected. We estimate the costs of our benefits expense payments, and design and price our products accordingly, using actuarial methods and assumptions based upon, among other relevant factors, claim payment patterns, medical cost inflation, and historical developments such as claim inventory levels and claim receipt patterns. These estimates involve extensive judgment, and have considerable inherent variability because they are extremely sensitive to changes in claim payment patterns and medical cost trends. Accordingly, our reserves may be insufficient.

We use a substantial portion of our revenues to pay the costs of health care services delivered to our members, including claims payments, capitation payments to providers (predetermined amounts paid to cover services), estimates of future payments to hospitals and others for medical care provided to our members, and various other costs. Generally, premiums in the health care business are fixed for one-year periods. Accordingly, costs we incur in excess of our benefit cost projections generally are not recovered in the contract year through higher premiums. We estimate the costs of our future benefit claims and other expenses using actuarial methods and assumptions based upon claim payment patterns, medical inflation, historical developments, including claim inventory levels and claim receipt patterns, and other relevant factors. We also record benefits payable for future payments. We continually review estimates of future payments relating to benefit claims costs for services incurred in the current and prior periods and make necessary adjustments to our reserves, including premium deficiency reserves where appropriate. However, these estimates involve extensive judgment, and have considerable inherent variability that is sensitive to claim payment patterns and medical cost trends. Many factors may and often do cause actual health care costs to exceed what was estimated and used to set our premiums. These factors may include:

- increased use of medical facilities and services, and the increased cost of such services;
- increased use or cost of prescription drugs, including specialty prescription drugs;
- the introduction of new or costly treatments, prescription drugs, or new technologies;
- our membership mix;
- variances in actual versus estimated levels of cost associated with new products, benefits or lines of business, product changes or benefit level changes;
- changes in the demographic characteristics of an account or market;
- changes or reductions of our utilization management functions such as preauthorization of services, concurrent review or requirements for physician referrals;
- changes in our purchase discounts or rebates received from manufacturers and wholesalers;
- pharmacy volume rebates received from drug manufacturers, which in Medicare Part D are fully reported to CMS and factored into member premium pricing and CMS reimbursement to the plan;
- catastrophes, including acts of terrorism, public health emergencies, epidemics or pandemics (such as COVID-19), or natural disasters (such as hurricanes and earthquakes) which could occur more frequently or with more intense effects as a result of the impact of global climate change;
- medical cost inflation; and
- government mandated benefits, member eligibility criteria, or other legislative, judicial, or regulatory changes.

Key to our operational strategy is the implementation of clinical initiatives that we believe provide a better health care experience for our members, lower the cost of healthcare services delivered to our members, and appropriately document the risk profile of our members. Our profitability and competitiveness depend in large part on our ability to appropriately manage health care costs through, among other things, the application of medical management programs such as our chronic care management program.

While we proactively attempt to effectively manage our operating expenses, increases or decreases in staff-related expenses, any costs associated with exiting products, additional investment in new products (including our opportunities in the Medicare programs, state-based contracts, and expansion of clinical capabilities as part of our integrated care delivery model), investments in health and well-being product offerings, acquisitions, new taxes and assessments, inflation, and implementation of regulatory requirements may increase our operating expenses.

Failure to adequately price our products or estimate sufficient benefits payable or effectively manage our operating expenses, may result in a material adverse effect on our results of operations, financial position, and cash flows.

We are in a highly competitive industry. Some of our competitors are more established in the health care industry in terms of a larger market share and have greater financial resources than we do in some markets. In addition, other companies may enter our markets in the future, including emerging competitors in the Medicare or Medicaid programs or in the delivery of health care services. We believe that barriers to entry in our markets are not substantial, so the addition of new competitors can occur relatively easily, and customers enjoy significant flexibility in moving between competitors through the Medicare Annual Enrollment Period. While health plans compete on the basis of many factors, including service and the quality and depth of provider networks, we expect that price will continue to be a significant basis of competition. In addition to the challenge of controlling health care costs, we face intense competitive pressure to contain premium prices. Factors such as business consolidations, strategic alliances, legislative and regulatory reform, and marketing practices create pressure to contain premium price increases, despite being faced with increasing medical and administrative costs.

The policies and decisions of the federal and state governments regarding the Medicare Advantage and Prescription Drug Plans, military services and Medicaid programs in which we participate have a substantial impact on our profitability. These governmental policies and decisions, which we cannot predict with certainty, directly shape the premiums or other revenues to us under the programs, the eligibility and enrollment of our members, the services we provide to our members, and our administrative, health care services, and other costs associated with these programs. Legislative or regulatory actions, such as changes to the programs in which we participate, those resulting in a reduction in premium payments to us, an increase in our cost of administrative and health care services, or additional fees, taxes or assessments, may have a material adverse effect on our results of operations, financial position, and cash flows.

Premium increases, introduction of new product designs, and our relationships with our providers in various markets, among other issues, could also affect our membership levels. Other actions that could affect membership levels include our possible exit from or entrance into Medicare or commercial markets, or the termination of a large contract.

If we do not compete effectively in our markets, if we set rates too high or too low in highly competitive markets to keep or increase our market share, if membership does not increase as we expect, if membership declines, or if we lose membership with favorable medical cost experience while retaining or increasing membership with unfavorable medical cost experience, our results of operations, financial position, and cash flows may be materially adversely affected.

If we fail to effectively implement our operational and strategic initiatives, including our Medicare initiatives, which are of particular importance given the concentration of our revenues in these products, our state-based contracts strategy, the growth of our CenterWell businesses, and our integrated care delivery model, our business may be materially adversely affected.

Our future performance depends in large part upon our ability to execute our strategy, including opportunities created by the expansion of our Medicare programs, our strategy with respect to state-based contracts, including those covering members dually eligible for the Medicare and Medicaid programs, the growth of our pharmacy solutions, primary care, and home solutions businesses, and the successful implementation of our integrated care delivery model.

We have made substantial investments in the Medicare program to enhance our ability to participate in these programs. The growth of our Medicare products is an important part of our business strategy, and the attendant concentration of revenues intensifies the risks to us inherent in Medicare products. Any failure to achieve this growth may have a material adverse effect on our results of operations, financial position, or cash flows.

The number of our Medicare Advantage plans rated 4-star or higher significantly declined in 2025. We have filed a lawsuit seeking to set aside and vacate the 2025 Star Ratings of our Medicare Advantage plans, but there is no assurance that we will prevail in this lawsuit. If we are not successful, the decline in our Star Ratings will negatively impact our 2026 quality bonus payments from CMS and may also significantly adversely affect our revenues, operating results, and cash flows. In addition, there can be no assurances that we will be successful in maintaining or improving our Star Ratings in future years.

The achievement of Star Ratings of 4-star or higher qualifies Medicare Advantage plans for premium bonuses. Our Medicare Advantage plans' operating results may be significantly affected by their star ratings. Uncertainties with respect to both ongoing changes to the Star Ratings system and CMS cut-points for establishing a plan's performance with respect to star rating measures, which are not determined until after the relevant measurement period, continue to make accurate prediction of each Medicare Advantage plan's Star Ratings more challenging. Despite our operational efforts to improve our Star Ratings, there can be no assurances that we will be successful in maintaining or improving our Star Ratings in future years. In addition, audits of our performance for past or future periods may result in downgrades to our star ratings. Accordingly, our plans may not be eligible for full level quality bonuses or may not match the performance of our competitors, each of which could materially and adversely affect the benefits such plans can offer, reduce membership and/or reduce profit margins, which may significantly adversely affect our revenues, operating results, and cash flows.

Based on 2025 Medicare Advantage Star Ratings released by CMS in October 2024, we have experienced a significant decline in the number of our Medicare Advantage members enrolled in plans rated 4-star or higher for 2025. We have filed a lawsuit that, among other things, seeks to set aside and vacate the 2025 Star Ratings for our Medicare Advantage plans, but there is no assurance that we will prevail in the lawsuit. If we are not successful, the decline in our Star Ratings performance for 2025 will negatively impact our 2026 quality bonus payments from CMS and may also significantly adversely affect our revenues, operating results, and cash flows. Please see "Legal Proceedings and Certain Regulatory Matters" in Note 17 to the Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K for a description of the lawsuit.

If we fail to properly maintain the integrity of our data, to strategically maintain existing or implement new information systems (including systems powered by or incorporating AI/ML), or to protect our proprietary rights to our systems, our business may be materially adversely affected.

Our business depends significantly on effective information systems and the integrity and timeliness of the data we use to run our business. Our business strategy involves providing members and providers with easy to use products that leverage our information to meet their needs. Our ability to adequately price our products and services, provide effective and efficient service to our customers, develop new and innovative products and services (including enhanced technologies that improved connectivity across products and meet consumer expectations for engaging in their health care), automate and deploy new technologies to simplify administrative processes and clinical decision making, provide timely payments to care providers, drive administrative and operational efficiencies, and timely and accurately report our financial results depends significantly on the performance of, and integrity of the data, in our information systems. These systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop and integrate new systems, including systems powered by or incorporating artificial intelligence and machine learning (including generative AI) (AI/ML), to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences, and even with such resources there is no assurance that we will be able to do so. In addition, changes to laws, regulations and guidance regarding how we may use AI/ML could make it harder for us to conduct our business using AI/ML, require us to retrain our AI/ML, delete data produced by our AI/ML, or prevent or limit our use of AI/ML. Our use of AI/ML technologies could also result in additional compliance costs, regulatory investigations, actions, fines or penalties, and consumer or other lawsuits.

If the information we rely upon to run our businesses was found to be inaccurate, unreliable, or biased, if we fail to improve service levels or maintain the integrity of our data, or if we fail to effectively maintain our information systems and develop and integrate new systems (including systems powered by or incorporating AI/ML), or if our use of AI/ML technologies were to result in inaccuracies, biases or errors, we could have operational disruptions, problems in determining medical cost estimates and establishing appropriate pricing, customer and health care provider disputes, reputational challenges, regulatory or other legal obstacles (including potential investigations and enforcement), difficulty preventing and detecting fraud, increases in operating expenses, difficulty driving administrative or operational efficiencies to enhance our operations and reduce costs, loss of existing customers, difficulty in attracting new customers, or other adverse consequences, each of which may result in a material adverse effect on our results of operations, financial position, and cash flows.

We depend on independent third parties for significant portions of our systems-related support, equipment, facilities, and certain data, including data center operations, data network, voice communication services and pharmacy data processing. This dependence makes our operations vulnerable to such third parties' failure to perform adequately under the contract, due to internal or external factors. A change in service providers could result in a decline in service quality and effectiveness or less favorable contract terms which may adversely affect our operating results.

We rely on our agreements with customers and service providers, confidentiality agreements with employees, and our trade secrets and copyrights to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. The misappropriation of our proprietary information could hinder our ability to market and sell products and services and may result in a material adverse effect on our results of operations, financial position and cash flows.

If we, and the third-party service providers on whom we rely, are unable to defend our information technology systems against cybersecurity attacks, contain such attacks when they occur, or prevent other privacy or data security incidents that result in security breaches that disrupt our operations or in the unintentional dissemination of sensitive personal information or proprietary or confidential information, we could be exposed to significant regulatory fines or penalties, liability or reputational damage, or experience a material adverse effect on our results of operations, financial position, and cash flows.

In the ordinary course of our business, we process, store and transmit large amounts of data, and rely on third-party service providers to do the same, including protected personal information subject to privacy, security or data breach notification laws, as well as proprietary or confidential information relating to our business or a third-party with which we do business. We have been, and will likely continue to be, regular targets of attempted cybersecurity attacks and other security threats and may be, and have been, subject to breaches of our information technology systems, including breaches of the information technology systems of third-party service providers. For example, in February 2024, Change Healthcare experienced a significant cybersecurity incident that disrupted its ability to provide services, impacting payers, providers and pharmacies nationwide, including us. Although the impact of such attacks has not been material to our operations or results of operations, financial position, or cash flow through December 31, 2025, we can provide no assurance that we will be able to detect, prevent, or contain the effects of such cybersecurity attacks or other information security risks or threats, or that such an attack will not be material to our business, in the future. Further, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are increasing in sophistication, in part due to use of evolving AI/ML technologies (including generative AI), and because our businesses are changing as well, we may be unable to anticipate these techniques and threats, detect data security incidents or implement adequate preventive measures. A cybersecurity attack may penetrate our layered security controls and lead to the misappropriation of or compromise of protected personal information or proprietary or confidential information, create system disruptions, cause shutdowns, or deploy viruses, ransomware, and other malicious software programs that attack our systems or those of our third-party service providers. A cybersecurity attack that bypasses our information technology systems, or the security of our third-party service providers, could materially affect us due to the theft, destruction, loss, misappropriation or release of sensitive personal information, confidential information or proprietary information (including intellectual property), operational or business delays resulting from the disruption of our IT systems, extortion attempts, or negative publicity resulting in reputation or brand damage with our members, customers, providers, and other stakeholders.

The costs to detect, prevent, eliminate or address cybersecurity threats and vulnerabilities before or after an incident could be substantial. Our remediation efforts may not be successful and could result in interruptions, delays, or cessation of service, and loss of existing or potential members. In addition, breaches of our security measures or the security measures of third-party service providers, and the unauthorized dissemination of protected personal information or proprietary or confidential information about us or our customers or other third parties, can expose our associates' or customers' private information and result in the risk of financial or medical identity theft, or expose us or other third parties to a risk of loss or misuse of this information, result in significant regulatory fines or penalties, litigation and potential liability for us, damage our brand and reputation, or otherwise harm our business.

We are involved in various legal actions and governmental and internal investigations, any of which, if resolved unfavorably to us, could result in substantial monetary damages or changes in our business practices. Increased litigation and negative publicity could increase our cost of doing business.

We are or may become a party to a variety of legal actions that affect our business, including breach of contract actions, employment compensation and other labor and employment practice suits, employee benefit claims, stockholder suits and other securities laws claims, intellectual and other property claims, and tort claims.

In addition, because of the nature of the health care business, we are subject to a variety of legal actions relating to our business operations, including the design, management, and offering of products and services. These include and could include in the future: claims relating to the methodologies for calculating premiums; claims relating to the denial of health care benefit payments; claims relating to the denial or rescission of insurance coverage; challenges to the use of some software products used in administering claims; claims relating to our administration of our Medicare Part D offerings; medical malpractice actions brought against our employed providers or affiliated physician-owned professional groups, or against our health plans based on our medical necessity decisions or brought against us on the theory that we are liable for a third-party providers' alleged malpractice; claims arising from any adverse medical consequences resulting from our recommendations about the appropriateness of providers' proposed medical treatment plans for patients; allegations of anti-competitive and unfair business activities; provider disputes over compensation or non-acceptance or termination of provider contracts; false claims litigation, such as qui tam lawsuits, brought by individuals who seek to sue on behalf of the government, alleging that we, as a government contractor, submitted false claims to the government or retained overpayments from the government, among other allegations, resulting from coding and review practices under the Medicare risk-adjustment model; claims related to the failure to disclose some business practices; claims relating to customer audits and contract performance; claims relating to dispensing of drugs associated with our in-house dispensing pharmacies; and professional liability claims arising out of the delivery of healthcare and related services to the public.

In some cases, substantial non-economic or punitive damages as well as treble damages under the federal False Claims Act, Racketeer Influenced and Corrupt Organizations Act and other statutes may be sought.

While we currently have insurance coverage for some of these potential liabilities, other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of our insurance may not be enough to cover the damages awarded. In addition, some types of damages, like punitive damages, may not be covered by insurance. In some jurisdictions, coverage of punitive damages is prohibited. Insurance coverage for all or some forms of liability may become unavailable or prohibitively expensive in the future.

The health benefits industry continues to receive significant negative publicity reflecting the public perception of the industry. This publicity and perception have been accompanied by increased litigation, including some large jury awards, legislative activity, regulation, and governmental review of industry practices. These factors may materially adversely affect our ability to market our products or services, may require us to change our products or services or otherwise change our business practices, may increase the regulatory burdens under which we operate, and may require us to pay large judgments or fines. Any combination of these factors could further increase our cost of doing business and adversely affect our results of operations, financial position, and cash flows.

See "Legal Proceedings and Certain Regulatory Matters" in Note 17 to the audited Consolidated Financial Statements included in Item 8. - Financial Statements and Supplementary Data. We cannot predict the outcome of these matters with certainty.

As a government contractor, we are exposed to risks that may materially adversely affect our business or our willingness or ability to participate in government health care programs.

A significant portion of our revenues relates to federal and state government health care coverage programs, including the Medicare, military services, and Medicaid programs. These programs accounted for approximately 93% of our total premiums and services revenue for the year ended December 31, 2025. These programs involve various risks, as described further below.

- At December 31, 2025, under our contracts with CMS we provided health insurance coverage to approximately 1.0 million individual Medicare Advantage members in Florida. These contracts accounted for approximately 14% of our total premiums and services revenue for the year ended December 31, 2025. The loss of these and other CMS contracts (which are generally renewed annually) or significant changes in the Medicare Advantage and Prescription Drug Plan programs as a result of legislative or regulatory action, including changes to the Part D prescription drug benefit design (such as the changes to plan sponsor liability across the different Part D coverage phases that began to apply in plan year 2025) or reductions in premium payments to us or increases in member benefits or changes to member eligibility criteria without corresponding increases in premium payments to us, may have a material adverse effect on our results of operations, financial position, and cash flows.

- CMS uses a risk-adjustment model that adjusts premiums paid to Medicare Advantage, or MA, plans according to health status of covered members. The risk-adjustment model, which CMS implemented pursuant to the Balanced Budget Act of 1997 (BBA) and the Benefits Improvement and Protection Act of 2000 (BIPA), generally pays more where a plan's membership has higher expected costs. Under this model, rates paid to MA plans are based on actuarially determined bids, which include a process whereby our prospective payments are based on our estimated cost of providing standard Medicare-covered benefits to an enrollee with a "national average risk profile." That baseline payment amount is adjusted to account for certain demographic characteristics and health status of our enrolled members. Under the risk-adjustment methodology, all MA plans must collect from providers and submit the necessary diagnosis code information to CMS within prescribed deadlines. The CMS risk-adjustment model uses the diagnosis data, collected from providers, to calculate the health status-related risk-adjusted premium payment to MA plans, which CMS further adjusts for coding pattern differences between the health plans and the government fee-for-service (FFS) program. We generally rely on providers, including certain providers in our network who are our employees, to code their claim submissions with appropriate diagnoses, which we send to CMS as the basis for our health status-adjusted payment received from CMS under the actuarial risk-adjustment model. We also rely on these providers to document appropriately all medical data, including the diagnosis data submitted with claims. In addition, we conduct medical record reviews as part of our data and payment accuracy compliance efforts, to more accurately reflect diagnosis conditions under the risk adjustment model.

  CMS and the Office of the Inspector General of Health and Human Services, or HHS-OIG, perform audits of various companies' risk adjustment diagnosis data submissions. We refer to these audits as Risk-Adjustment Data Validation Audits, or RADV audits. RADV audits review medical records in an attempt to validate provider medical record documentation and coding practices that influence the calculation of health status-related premium payments to MA plans.

  In 2012, CMS released an MA contract-level RADV methodology that would extrapolate the results of each CMS RADV audit sample to the audited MA contract's entire health status-related risk adjusted premium amount for the year under audit. In doing so, CMS recognized "that the documentation standard used in RADV audits to determine a contract's payment error (medical records) is different from the documentation standard used to develop the Part C risk-adjustment model (FFS claims)." To correct for this difference, CMS stated that it would apply a "Fee-for-Service Adjuster (FFS Adjuster)" as "an offset to the preliminary recovery amount." This adjuster would be "calculated by CMS based on a RADV-like review of records submitted to support FFS claims data." CMS stated that this methodology would apply to audits beginning with payment year (PY) 2011. Humana relied on CMS's 2012 guidance in submitting MA bids to CMS. Humana also launched a "Self-Audits" program in 2013 that applied CMS's 2012 RADV audit methodology and included an estimated FFS Adjuster. Humana completed Self-Audits for PYs 2011-2016 and reported results to CMS.

In October 2018, however, CMS issued a proposed rule announcing possible changes to the RADV audit methodology, including elimination of the FFS Adjuster. CMS proposed (the "Proposed RADV Rule") applying its revised methodology, including extrapolated recoveries without application of a FFS Adjuster, to RADV audits dating back to PY 2011. On January 30, 2023, CMS published a final rule related to the RADV audit methodology (Final RADV Rule). The Final RADV Rule confirmed CMS's decision to eliminate the FFS Adjuster. The Final RADV Rule states CMS's intention to extrapolate results from CMS and HHS-OIG RADV audits beginning with PY 2018, rather than PY 2011 as proposed. However, CMS's Final RADV Rule does not adopt a specific sampling, extrapolation or audit methodology. CMS instead stated its general plan to rely on "any statistically valid method . . . that is determined to be well-suited to a particular audit."

We believe that the Final RADV Rule fails to address adequately the statutory requirement of actuarial equivalence and violates the Administrative Procedure Act ("APA"). CMS failed to meet its legal obligations in the federal rulemaking process to give a reasoned justification for the rule or provide a meaningful opportunity for public comment. They also chose to apply the rule retroactively rather than prospectively, as required by law. Humana's actuarially certified bids through PY 2026 preserved Humana's position that CMS should apply an FFS Adjuster in any RADV audit that CMS intends to extrapolate. CMS confirmed its intent to apply the Final RADV Rule, including the first application of extrapolated audit results to determine audit settlements without the use of a FFS Adjuster, to CMS audits conducted for PY 2018 and subsequent years when it selected certain of Humana's MA contracts for PY 2018 RADV audits. Further, on May 21, 2025, CMS announced that it will conduct RADV audits for all eligible MA contracts for each payment year in all newly initiated audits and expedite the completion of RADV audits for PY 2018 through PY 2024 by early 2026. The Final RADV Rule, including the lack of a FFS Adjuster, and any related regulatory, industry or company reactions, the expansion of CMS's auditing efforts to include all eligible MA contracts, the acceleration of RADV audits for PY 2018 through PY 2024, other changes CMS may make to the RADV audit methodology for these years, and combination of these expanded auditing efforts with the application of the Final RADV Rule, could each have a material adverse effect on our results of operations, financial position, or cash flows.

On September 1, 2023, Humana Inc. and Humana Benefit Plan of Texas, Inc. filed suit against the United States Department of Health and Human Services, and Xavier Becerra in his official capacity as Secretary, in the United States District Court, Northern District of Texas, Fort Worth Division seeking a determination that the Final RADV Rule violates the APA and should be set aside. On September 25, 2025, the Court granted our motion for summary judgment and vacated the Final RADV Rule, finding that the Final RADV Rule was procedurally invalid under the APA because it was not a "logical outgrowth" of the Proposed RADV Rule. On November 21, 2025, the government notified the court of its appeal of that decision, which is now pending at the United States Court of Appeals for the Fifth Circuit and captioned Humana v Kennedy. There can be no assurances as to the final disposition of this lawsuit. We remain committed to working alongside CMS to promote the integrity of the MA program as well as affordability and cost certainty for our members. It is critical that MA plans are paid accurately and that payment model principles, including the application of a FFS Adjuster, are in accordance with the requirements of the Social Security Act, which, if not implemented correctly could have a material adverse effect on our results of operations, financial position, or cash flows.

In addition, as part of our internal compliance efforts, we routinely perform ordinary course reviews of our internal business processes related to, among other things, our risk coding and data submissions in connection with the risk adjustment model. These reviews may also result in the identification of errors and the submission of corrections to CMS that may, either individually or in the aggregate, be material. As such, the result of these reviews may have a material adverse effect on our results of operations, financial position, or cash flows.

- Our CMS contracts which cover members' prescription drugs under Medicare Part D contain provisions for risk sharing and certain payments for prescription drug costs for which we are not at risk. These provisions, certain of which are described below, affect our ultimate payments from CMS.

  The premiums from CMS are subject to risk corridor provisions which compare costs targeted in our annual bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS making additional payments to us or require us to refund to CMS a portion of the premiums we received (known as a "risk corridor"). We estimate and recognize an adjustment to premiums revenue related to the risk corridor payment settlement based upon pharmacy claims experience. The estimate of the settlement associated with these risk corridor provisions requires us to consider factors that may not be certain until CMS completes the applicable final payment year reconciliation, including member eligibility differences with CMS incurred allowable drug costs after rebates and other discounts, and low-income subsidy amounts.

  Reinsurance and low-income cost subsidies represent payments from CMS in connection with the Medicare Part D program for which we assume no risk. Reinsurance subsidies represent payments for CMS's portion of claims costs which exceed the member's out-of-pocket threshold, or the catastrophic coverage level. Low-income cost subsidies represent payments from CMS for all or a portion of the deductible, the coinsurance and co-payment amounts above the out-of-pocket threshold for low-income beneficiaries. Monthly prospective payments from CMS for reinsurance and low-income cost subsidies are based on assumptions submitted with our annual bid. A reconciliation and settlement of CMS's prospective subsidies against actual prescription drug costs we paid is made after the end of the applicable year.

  Settlement of the reinsurance and low-income cost subsidies as well as the risk corridor payment is based on a reconciliation made approximately 9 months after the close of each calendar year. This reconciliation process requires us to submit claims data necessary for CMS to administer the program. Our claims data may not pass CMS's claims edit processes due to various reasons, including discrepancies in eligibility or classification of low-income members. To the extent our data does not pass CMS's claim edit processes, we may bear the risk for all or a portion of the claim which otherwise may have been subject to the risk corridor provision or payment which we would have otherwise received as a low-income subsidy or reinsurance claim. In addition, in the event the settlement represents an amount CMS owes us, there is a negative impact on our cash flows and financial condition as a result of financing CMS's share of the risk. The opposite is true in the event the settlement represents an amount we owe CMS. Further, legislative or regulatory changes to how actual prescription drug costs are reported or calculated or other changes to the Part D prescription drug benefit design may lower reinsurance or low-income cost subsidies paid by CMS and may have a material adverse effect on our results of operations, financial position, or cash flows.

- Our primary care and home solutions businesses derive a substantial portion of their revenues from third-party payors and directly from the federal and state governments through participation in fee-for-service Medicare. This concentration of revenues subjects these businesses to reductions in Medicare

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reimbursement rates or changes in the rules governing the Medicare program, including changes to CMS's risk adjustment model that may apply to our primary care business through its contracts with third-party payors. It is reasonably possible that such changes in reimbursement rates or changes to the Medicare programs in which our primary care and home health business participate may have a material adverse effect on our results of operations, financial position, or cash flows.

- We are subject to various other governmental audits and investigations. Under state laws, our HMOs and health insurance companies are audited by state departments of insurance for financial and contractual compliance. Our HMOs are audited for compliance with health services by state departments of health. Audits and investigations, including audits of risk adjustment data, are also conducted by state attorneys general, CMS, HHS-OIG, the Office of Personnel Management, the Department of Justice, the Department of Labor, and the Defense Contract Audit Agency. All of these activities could result in the loss of licensure or temporary or permanent exclusion from participating in various government health care programs (such as Medicare and Medicaid), including a limitation on our ability to market or sell products, the imposition of fines, penalties and other civil and criminal sanctions, or changes in our business practices. The outcome of any current or future governmental or internal investigations cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. Nevertheless, it is reasonably possible that any such outcome of litigation, penalties, fines or other sanctions could be substantial, and the outcome of these matters may have a material adverse effect on our results of operations, financial position, and cash flows. Certain of these matters could also affect our reputation. In addition, disclosure of any adverse investigation or audit results or sanctions could negatively affect our industry or our reputation in various markets and make it more difficult for us to sell our products and services.

Our business activities are subject to substantial government regulation. New laws or regulations, or legislative, judicial, or regulatory changes in existing laws or regulations or their manner of application could increase our cost of doing business and may have a material adverse effect on our results of operations, or cash flows.

New Laws or Regulations, or Future Legislative, Judicial or Regulatory Changes

We are and will continue to be regularly subject to new laws and regulations, changes to existing laws and regulations, and judicial determinations that impact the interpretation and applicability of those laws and regulations. The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010 (which we collectively refer to as the Health Care Reform Law), the Families First Coronavirus Response Act (the "Families First Act"), the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), and the Inflation Reduction Act of 2022 (the "Inflation Reduction Act"), and related regulations, are examples of laws which have enacted significant reforms to various aspects of the U.S. health insurance industry, including among others, mandated coverage requirements, mandated benefits and guarantee issuance associated with commercial medical insurance, rebates to policyholders based on minimum benefit ratios, adjustments to Medicare Advantage premiums, the establishment of federally facilitated or state-based exchanges coupled with programs designed to spread risk among insurers, the introduction of plan designs based on set actuarial values, and changes to the Part D prescription drug benefit design.

It is reasonably possible that these laws and regulations, as well as other current or future legislative, judicial or regulatory changes, including restrictions on our ability to manage our provider network, market and sell our products, or otherwise operate our business, or restrictions on profitability, increases in member benefits or changes to member eligibility criteria without corresponding increases in premium payments to us, further restrictions on service arrangements and fee payments between intercompany or vertically-integrated assets, increases in regulation of our prescription drug benefit businesses, or changes to the Part D prescription drug benefit design (and uncertainty arising from the implementation of these changes) may have a material adverse effect on our results of operations (including restricting revenue, enrollment and premium growth in certain products and market segments, restricting our ability to expand into new markets, increasing our medical and operating costs, further lowering our

Medicare payment rates and increasing our expenses associated with assessments); our financial position (including our ability to maintain the value of our goodwill); and our cash flows.

Additionally, potential legislative changes or judicial determinations, including activities to repeal or replace these laws and regulations, including the Health Care Reform Law or declare all or certain portions of these laws and regulations unconstitutional or contrary to law, create uncertainty for our business, and we cannot predict when, or in what form, such legislative changes or judicial determinations may occur.

Health Insurance Portability and Accountability Act (HIPAA) and the Health Information Technology for Economic and Clinical Health Act (HITECH Act)

The use of individually identifiable health data by our business is regulated at federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and maintenance of individually identifiable health data. Most are derived from the privacy provisions in the federal Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act, or HIPAA. HIPAA includes administrative provisions directed at simplifying electronic data interchange through standardizing transactions, establishing uniform health care provider, payer, and employer identifiers, and seeking protections for the confidentiality and security of patient data. The rules do not provide for complete federal preemption of state laws, but rather preempt all inconsistent state laws unless the state law is more stringent. These regulations set standards for the security of electronic health information, including requirements that insurers provide customers with notice regarding how their non-public personal information is used, including an opportunity to "opt out" of certain disclosures.

The HITECH Act, one part of the American Recovery and Reinvestment Act of 2009, significantly broadened and strengthened the scope of the privacy and security regulations of HIPAA and imposes additional limits on the use and disclosure of protected health information, or PHI. Among other requirements, the HITECH Act and HIPAA requires us and other covered entities to report any unauthorized release or use of or access to PHI to any impacted individuals and to HHS in those instances where the unauthorized activity poses a significant risk of financial, reputational or other harm to the individuals, and to notify the media in any states where 500 or more people are impacted by any unauthorized release or use of or access to PHI, requires business associates to comply with certain provisions of the HIPAA privacy and security rule, and grants enforcement authority to state attorneys general in addition to the HHS Office of Civil Rights.

In addition, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state and could impose additional penalties. Violations of HIPAA or applicable federal or state laws or regulations could subject us to significant criminal or civil penalties, including significant monetary penalties. Compliance with HIPAA and other privacy regulations requires significant systems enhancements, training and administrative effort. HIPAA can also expose us to additional liability for violations by our business associates (e.g., entities that provide services to health plans and providers).

Corporate Practice of Medicine and Other Laws

As a corporate entity, Humana Inc. is not licensed to practice medicine. Many states in which we operate through our subsidiaries limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals, and business corporations generally may not exercise control over the medical decisions of physicians. Statutes and regulations relating to the practice of medicine, fee-splitting between physicians and referral sources, and similar issues vary widely from state to state. Under management agreements between certain of our subsidiaries and affiliated physician-owned professional groups, these groups retain sole responsibility for all medical decisions, as well as for hiring and managing physicians and other licensed healthcare providers, developing operating policies and procedures, implementing professional standards and controls, and maintaining malpractice insurance. We believe that our health services operations comply with applicable state statutes regarding corporate practice of medicine, fee-splitting, and similar issues. However, any enforcement actions by governmental officials alleging non-compliance with these statutes, which could subject us to penalties or restructuring or reorganization of our business, may result in a material adverse effect on our results of operations, financial position, or cash flows.

Anti-Kickback, Physician Self-Referral, and Other Fraud and Abuse Laws

We are subject to various federal and state healthcare fraud and abuse laws including the federal False Claims Act (the "False Claims Act"), the federal anti-kickback statute (the "Anti-Kickback Statute"), the federal "Stark Law," and related state laws. Potential sanctions for violating these laws include recoupment or reduction of government reimbursement amounts, civil penalties, treble damages, and exclusion from participating in the Medicare and Medicaid programs or other government healthcare programs. The False Claims Act prohibits knowingly submitting, conspiring to submit, or causing to be submitted, false claims, records, or statements to the federal government, or intentionally failing to return overpayments, in connection with reimbursement by federal government programs. The Anti-Kickback Statute prohibits the offer, payment, solicitation, or receipt of any form of remuneration to induce, or in return for, the referral of business under Medicare or other governmental health program. The Stark Law prohibits physicians from referring Medicare or Medicaid beneficiaries for certain services to any entity with which the physician, or an immediate family member of the physician, has a financial relationship, unless the financial relationship fits within a permissible exception.

Many states also have enacted laws similar in scope and purpose to the Anti-Kickback Statute and, in more limited instances, the Stark Law, that are not limited to services for which Medicare or Medicaid payment is made. In addition, most states have statutes, regulations, or professional codes that restrict a physician from accepting various kinds of remuneration in exchange for making referrals. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. In states that have enacted these statutes, we believe that regulatory authorities and state courts interpreting these statutes may regard federal law under the Anti-Kickback Statute and the Stark Law as persuasive.

We believe that our operations comply with the Anti-Kickback Statute, the Stark Law, and similar federal or state laws addressing fraud and abuse. These laws are subject to modification and changes in interpretation, and are enforced by authorities vested with broad discretion. We continually monitor developments in this area. If these laws are interpreted in a manner contrary to our interpretation or are reinterpreted or amended, or if new legislation is enacted with respect to healthcare fraud and abuse, illegal remuneration, or similar issues, we may be required to restructure our affected operations to maintain compliance with applicable law. There can be no assurances that any such restructuring will be possible or, if possible, would not have a material adverse effect on our results of operations, financial position, or cash flows.

State Regulation of our Products and Services

Laws in each of the states in which we operate our HMOs, PPOs and other health insurance-related services regulate our operations including: capital adequacy and other licensing requirements, policy language describing benefits, mandated benefits and processes, entry, withdrawal or re-entry into a state or market, rate increases, delivery systems, utilization review procedures, quality assurance, complaint systems, enrollment requirements, claim payments, marketing, and advertising. The HMO, PPO, and other health insurance-related products we offer are sold under licenses issued by the applicable insurance regulators.

Our licensed insurance subsidiaries are also subject to regulation under state insurance holding company and Puerto Rico regulations. These regulations generally require, among other things, prior approval and/or notice of new products, rates, benefit changes, and certain material transactions, including dividend payments, purchases or sales of assets, intercompany agreements, and the filing of various financial and operational reports.

Certain of our healthcare services businesses require a Certificate of Need, or CON, to operate in certain states. These states restrict the entry of new providers or services and the expansion of existing providers or services in their state through a CON process, which is periodically evaluated and updated as required by applicable state law. To the extent that we require a CON or other similar approvals to expand our operations, our expansion could be adversely affected by our inability to obtain the necessary approval. To the extent laws in these CON states change, including the elimination of the CON requirement, the intangible value associated with these CONs may be impaired.

Any failure by us to manage acquisitions, divestitures and other significant transactions successfully may have a material adverse effect on our results of operations, financial position, and cash flows.

As part of our business strategy, we frequently engage in discussions with third parties regarding possible investments, acquisitions, divestitures, strategic alliances, joint ventures, and outsourcing transactions and often enter into agreements relating to such transactions in order to further our business objectives. In order to pursue our acquisition strategy successfully, we must identify suitable candidates for and successfully complete transactions, some of which may be large and complex, and manage post-closing issues such as the integration of acquired companies or employees. Integration and other risks can be more pronounced for larger and more complicated transactions, transactions outside of our core business space, or if multiple transactions are pursued simultaneously. The failure to successfully integrate acquired entities and businesses or failure to produce results consistent with the financial model used in the analysis of our transactions may cause asset write-offs, restructuring costs or other expenses and may have a material adverse effect on our results of operations, financial position, and cash flows. If we fail to identify and complete successfully transactions that further our strategic objectives, we may be required to expend resources to develop products and technology internally. In addition, from time to time, we evaluate alternatives for our businesses that do not meet our strategic, growth or profitability objectives, and we may divest or wind down such businesses. There can be no assurance that we will be able to complete any such divestiture on terms favorable to us, and the divestiture of certain businesses could result, individually or in the aggregate, in the recognition of material losses and a material adverse effect on our results of operations.

If we fail to develop and maintain satisfactory relationships with the providers of care to our members, our business may be adversely affected.

We employ or contract with physicians, hospitals and other providers to deliver health care to our members. Our products encourage or require our customers to use these contracted providers. A key component of our integrated care delivery strategy is to increase the number of providers who share medical cost risk with us or have financial incentives to deliver quality medical services in a cost-effective manner.

In any particular market, providers could refuse to contract with us, demand higher payments, or take other actions that could result in higher health care costs for us, less desirable products for customers and members or difficulty meeting regulatory or accreditation requirements. In some markets, some providers, particularly hospitals, physician specialty groups, physician/hospital organizations, or multi-specialty physician groups, may have significant market positions and negotiating power. In addition, physician or practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, may compete directly with us. If these providers refuse to contract with us, use their market position to negotiate unfavorable contracts with us or place us at a competitive disadvantage, or do not enter into contracts with us that encourage the delivery of quality medical services in a cost-effective manner, our ability to market products or to be profitable in those areas may be adversely affected.

In some situations, we have contracts with individual or groups of primary care providers for an actuarially determined, fixed fee per month to provide a basket of required medical services to our members. This type of contract is referred to as a "capitation" contract. The inability of providers to properly manage costs under these capitation arrangements can result in the financial instability of these providers and the termination of their relationship with us. In addition, payment or other disputes between a primary care provider and specialists with whom the primary care provider contracts can result in a disruption in the provision of services to our members or a reduction in the services available to our members. The financial instability or failure of a primary care provider to pay other providers for services rendered could lead those other providers to demand payment from us even though we have made our regular fixed payments to the primary provider. There can be no assurance that providers with whom we contract will properly manage the costs of services, maintain financial solvency or avoid disputes with other providers. Any of these events may have a material adverse effect on the provision of services to our members and our results of operations, financial position, and cash flows.

The success of our healthcare services businesses depends on our ability, and the ability of our affiliated physician-owned professional groups and management services organizations, to recruit, hire, acquire, contract with, and retain physicians, nurses and other medical professionals who are experienced in providing care services to older adults. The market to acquire or manage physician practices, and to employ or contract with individual physicians, nurses and other medical professionals is, and is expected to remain, highly competitive, and the performance of our healthcare services businesses may be adversely impacted if we, and our affiliated physician-owned professional groups and management services organizations, are unable to attract, maintain satisfactory relationships with, and retain physicians, nurses and other medical professionals, or if these businesses are unable to retain patients following the departure of a physician, nurses or other medical professional. In addition, our healthcare services businesses contract with competitors of our health benefits businesses, and these businesses could be materially impacted if they are unable to maintain relationships with these companies, or fail to adequately negotiate the terms of their contracts with these third-party payers, including the price and other terms of fixed fee (or capitated) agreements under which our primary care business assumes the risk that the actual cost of a basket of services provided to a patient exceeds the reimbursement provided by the health plan third-party payers.

We face significant competition in attracting and retaining talented employees. Further, managing succession for, and retention of, key executives is critical to our success, and our failure to do so could adversely affect our businesses, operating results and/or future performance.

Our success depends on our ability to attract, develop and retain qualified employees and executives, including those with diverse backgrounds, experiences and skill sets, to operate and expand our business. We face intense competition for qualified employees, and there can be no assurance that we will be able to attract and retain such employees or that such competition among potential employers will not result in increasing salaries. In addition, while we have development and succession plans in place for our key employees and executives, these plans do not guarantee the services of our key employees and executives will continue to be available to us. If we are unable to attract, develop, retain and effectively manage the development and succession plans for key employees and executives, our business, results of operations and future performance could be adversely affected.

Our pharmacy solutions business is highly competitive and subjects us to regulations and distribution and supply chain risks in addition to those we face with our core health benefits businesses.

Our in-house dispensing pharmacy business competes with locally owned drugstores, retail drugstore chains, supermarkets, discount retailers, membership clubs, internet companies and other mail-order and long-term care pharmacies.

Our pharmacy solutions business also subjects us to extensive federal, state, and local regulation. The practice of pharmacy is generally regulated at the state level by state boards of pharmacy. Many of the states where we deliver pharmaceuticals, including controlled substances, have laws and regulations that require out-of-state mail-order pharmacies to register with that state's board of pharmacy. Federal agencies further regulate our pharmacy operations, requiring registration with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances. In addition, the FDA inspects facilities in connection with procedures to effect recalls of prescription drugs. The Federal Trade Commission also has requirements for mail-order sellers of goods. The U.S. Postal Service, or USPS, has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that may have an adverse effect on our mail-order operations. The USPS historically has exercised this statutory authority only with respect to controlled substances. If the USPS restricts our ability to deliver drugs through the mail, alternative means of delivery could be significantly more expensive. The U.S. Department of Transportation has regulatory authority to impose restrictions on drugs inserted in the stream of commerce. These regulations generally do not apply to the USPS and its operations. In addition, we are subject to CMS rules regarding the administration of our PDP plans and intercompany pricing between our PDP plans and our pharmacy business.

We are also subject to risks inherent in the packaging and distribution of pharmaceuticals and other health care products, including the application of state laws and regulations related to the operation of internet and mail-order pharmacies, violations of which could expose us to civil and criminal penalties, and manufacturing, distribution or other supply chain disruptions (including disruptions that occur as a result of catastrophes, including acts of terrorism, public health emergencies, epidemics or pandemics (such as COVID-19), or natural disasters (such as hurricanes and earthquakes) which could occur more frequently or with more intense effects as a result of the impacts of global climate change), each of which could impact the availability or cost of supplying of such products.

Changes in the prescription drug industry pricing benchmarks may adversely affect our financial performance.

Contracts in the prescription drug industry generally use certain published benchmarks to establish pricing for prescription drugs. These benchmarks include average wholesale price, which is referred to as "AWP," average selling price, which is referred to as "ASP," and wholesale acquisition cost. It is uncertain whether payors, pharmacy providers, pharmacy benefit managers, or PBMs, and others in the prescription drug industry will continue to utilize AWP as it has previously been calculated, or whether other pricing benchmarks will be adopted for establishing prices within the industry. Legislation may lead to changes in the pricing for Medicare and Medicaid programs. Regulators have conducted investigations into the use of AWP for federal program payment, and whether the use of AWP has inflated drug expenditures by the Medicare and Medicaid programs. Federal and state proposals have sought to change the basis for calculating payment of certain drugs by the Medicare and Medicaid programs. Adoption of ASP in lieu of AWP as the measure for determining payment by Medicare or Medicaid programs for the drugs sold in our in-house dispensing pharmacy business may reduce the revenues and gross margins of this business which may result in a material adverse effect on our results of operations, financial position, and cash flows.

Our ability to obtain funds from certain of our licensed subsidiaries is restricted by state insurance regulations.

Because we operate as a holding company, we are dependent upon dividends and administrative expense reimbursements from our subsidiaries to fund the obligations of Humana Inc., our parent company. Certain of our insurance subsidiaries operate in states that regulate the payment of dividends, loans, administrative expense reimbursements or other cash transfers to Humana Inc., and require minimum levels of equity as well as limit investments to approved securities. The amount of dividends that may be paid to Humana Inc. by these insurance subsidiaries, without prior approval by state regulatory authorities, or ordinary dividends, is limited based on the entity's level of statutory income and statutory capital and surplus. In most states, prior notification is provided before paying a dividend even if approval is not required. Actual dividends paid may vary due to consideration of excess statutory capital and surplus and expected future surplus requirements related to, for example, premium volume and product mix. Dividends from our non-insurance companies such as in our CenterWell segment are generally not restricted by Departments of Insurance. In the event that we are unable to provide sufficient capital to fund the obligations of Humana Inc., our results of operations, financial position, and cash flows may be materially adversely affected.

Downgrades in our debt ratings, should they occur, may adversely affect our business, results of operations, and financial condition.

Claims paying ability, financial strength, and debt ratings by recognized rating organizations are an increasingly important factor in establishing the competitive position of insurance companies. Ratings information is broadly disseminated and generally used throughout the industry. Historically, rating agencies take action to lower ratings due to, among other things, perceived concerns about liquidity or solvency, the competitive environment in the insurance industry, the inherent uncertainty in determining reserves for future claims, the outcome of pending litigation and regulatory investigations, and possible changes in the methodology or criteria applied by the rating agencies. Each of the rating agencies reviews its ratings periodically and there can be no assurance that current ratings will be maintained in the future. Our ratings reflect each rating agency's opinion of our financial strength, operating performance, and ability to meet our debt obligations or obligations to policyholders, but are not evaluations directed toward the protection of investors in our common stock and should not be relied upon as such.

We believe that certain of our customers place importance on our claims paying ability, financial strength, and debt ratings, and we may lose customers and compete less successfully if our ratings were to be downgraded. In addition, our credit ratings impact our ability to obtain future borrowings and investment capital on favorable terms. If our credit ratings were to be lowered, our cost of borrowing likely would increase, our sales and earnings could decrease, and our results of operations, financial position, and cash flows may be materially adversely affected.

Volatility or disruption in the securities and credit markets, including changes in interest rates, may significantly and adversely affect the value of our investment portfolio and the investment income that we derive from this portfolio.

Ongoing volatility or disruption in the securities and credit markets, including changes in interest rates, may significantly and adversely affect the value of our significant investment portfolio and the investment income that we derive from this portfolio. We evaluate our investment securities for impairment on a quarterly basis. This review is subjective and requires a high degree of judgment. For the purpose of determining gross realized gains and losses, the cost of investment securities sold is based upon specific identification. For debt securities held, we recognize an impairment loss in income when the fair value of the debt security is less than the carrying value and we have the intent to sell the debt security or it is more likely than not that we will be required to sell the debt security before recovery of our amortized cost basis, or if a credit loss has occurred. When we do not intend to sell or are not required to sell a security in an unrealized loss position, potential credit related impairments are considered using a variety of factors, including the extent to which the fair value has been less than cost, adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a security; payment structure of the security; changes in credit rating of the security by the rating agencies; the volatility of the fair value changes; and changes in fair value of the security after the balance sheet date. For debt securities, we take into account expectations of relevant market and economic data. We continuously review our investment portfolios and there is a continuing risk that declines in fair value may occur and additional material realized losses from sales or credit related impairments may be recorded in future periods.

We believe our cash balances, investment securities, operating cash flows, and funds available under our credit agreement or from other public or private financing sources, taken together, provide adequate resources to fund ongoing operating and regulatory requirements, acquisitions, future expansion opportunities, and capital expenditures for at least the next twelve months, as well as to refinance or repay debt, and repurchase shares. However, continuing adverse securities and credit market conditions may significantly affect the availability of credit. While there is no assurance in the current economic environment, we have no reason to believe the lenders participating in our credit agreement will not be willing and able to provide financing in accordance with the terms of the agreement.

Our access to additional credit will depend on a variety of factors such as market conditions, the general availability of credit, both to the overall market and our industry, our credit ratings and debt capacity, as well as the possibility that customers or lenders could develop a negative perception of our long or short-term financial prospects. Similarly, our access to funds could be limited if regulatory authorities or rating agencies were to take negative actions against us. If a combination of these factors were to occur, we may not be able to successfully obtain additional financing on favorable terms or at all.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

In the ordinary course of our business, we process, store and transmit large amounts of data, and rely on third-party service providers to do the same, including sensitive personal information as well as proprietary or confidential information relating to our business or a third-party with which we do business. The protection of information and business processes is a key component of our overall risk management program, and reflected in our Code of Ethics, security standards, and privacy policies. We employ a comprehensive set of controls and defensive measures designed to safeguard information and protect our customers' data, including by deploying both proactive and defensive practices against the evolving cyber threat landscape. Examples of these processes include:

a. Employing a qualified Chief Information Security Officer.

b. Maintaining tools to identify malicious cyber activity.

c. Monitoring risks posed by threat actors, including through partnerships with industry groups and government agencies.

d. Providing annual cybersecurity training to our associates.

e. Testing our associates' knowledge through internal phishing simulations.

f. Engaging an independent third-party audit firm to perform an Annual Service Organizational Controls (SOC) 2 audit of enterprise claims platforms.

g. Reporting data breaches, as required by law, to the U.S. Department of Health and Human Services (HHS), Office for Civil Rights (OCR), and various state agencies; our reports are publicly available, free of charge, and can be obtained through the OCR Portal at https://ocrportal.hhs.gov/ocr/breach.

h. Maintaining a program to identify cybersecurity risks associated with certain third-party vendors, which is one component of an overall vendor risk management program.

i. Maintaining a 24/7 Cybersecurity Operations Center to monitor, detect and respond to cyber events and incidents.

j. Maintaining a program of identity and access management.

We also enhance our information technology infrastructure and security protocols to assess, identify, protect against, and manage material risks from cybersecurity threats following a risk-based approach. In addition, we conduct cybersecurity risk assessments at least annually, test our preparedness through periodic audits, tabletop exercises, vulnerability scanning and penetration testing and periodically engage an independent auditor or other external assessors to aid in pro-active risk identification, prevention, detection, mitigation, and remediation. Our efforts to manage against cybersecurity threats are further guided by Federal and state laws, as well as contractual commitments with third parties, which regulate our collection, use and disclosure of confidential information such as protected health information and personally identifiable information.

Although we have been subject to breaches of our information technology systems, including breaches of the information technology systems of third-party service providers, the impact of such attacks has not been material to our business strategy, operations or results of operations, financial position, or cash flows through December 31, 2025. We do not believe that cybersecurity threats resulting from any previous cybersecurity incidents of which we are aware are reasonably likely to materially affect the Company. For additional information on the risks we face from cybersecurity threats, please refer to Part I, Item 1A, "Risk Factors" of this Form 10-K.

Governance

As part of its overall responsibility for oversight of our enterprise risk management, our Board of Directors reviews material risks to our Company, including risks from cybersecurity threats. The Board has designated our Audit Committee and Technology Committee with joint oversight over our information technology internal controls, cybersecurity, business continuity and disaster recovery programs, and emerging technology such as artificial and augmented intelligence.

Management is responsible for designing and implementing our governance framework and controls for managing our material risks from cybersecurity threats, under the oversight of our Board of Directors. Our Chief Information Security Officer is responsible for assessing and managing identified cybersecurity risks, evaluating and remediating cybersecurity incidents. Our Chief Information Security Officer reports to our Chief Information Officer, who is in turn responsible for the management of Humana's data and information technology risks more generally. Our Chief Information Officer and Chief Information Security Officer are each senior executives with more than two decades of experience leading technology teams in large, regulated industries. Our Enterprise Leadership Team, and our Chief Information Security Officer, regularly report to the Audit Committee, Technology

Committee, and full Board of Directors regarding our cybersecurity program, including reporting cybersecurity incidents as appropriate.

Among our cybersecurity and risk teams, we utilize established governance mechanisms to enable a transparent and holistic approach to cybersecurity risk management, and the evaluation and remediation of cybersecurity incidents. These processes enable cross-functional engagement from our enterprise information protection, enterprise risk management, enterprise compliance, information technology, legal, privacy, and data governance teams.

ITEM 2. PROPERTIES

Our principal executive office is located in the Humana Building, 101 East Main Street, Louisville, Kentucky 40202. In addition to the headquarters in Louisville, Kentucky, we maintain other principal operating facilities used for customer service, enrollment, and/or claims processing and certain other corporate functions. Our key administrative functions are located in Louisville, Kentucky; Arlington, Virginia; and Green Bay, Wisconsin. We also have regional administrative support offices in Arizona, Florida, Georgia, Illinois, Massachusetts, New York, Tennessee and Texas.

We owned or leased numerous medical centers and administrative offices at December 31, 2025. The medical centers we operate are primarily located in Florida and Texas, including full-service, multi-specialty medical centers staffed by primary care providers and medical specialists. Of these medical centers, approximately 372 of these facilities are leased or subleased to our contracted providers to operate.

ITEM 3. LEGAL PROCEEDINGS

We are party to a variety of legal actions in the ordinary course of business, certain of which may be styled as class-action lawsuits. Among other matters, this litigation may include employment matters, claims of medical malpractice, bad faith, nonacceptance or termination of providers, anticompetitive practices, improper rate setting, provider contract rate disputes, qui tam litigation brought by individuals seeking to sue on behalf of the government, failure to disclose network discounts and various other provider arrangements, general contractual matters, intellectual property matters, and challenges to subrogation practices. For a discussion of our material legal actions, including those not in the ordinary course of business, see "Legal Proceedings and Certain Regulatory Matters" in Note 17 to the audited Consolidated Financial Statements included in Item 8. – Financial Statements and Supplementary Data. We cannot predict the outcome of these suits with certainty.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the New York Stock Exchange under the symbol HUM.

Holders of our Capital Stock

As of January 31, 2026, there were 1,424 holders of record of our common stock and 684,397 beneficial holders of our common stock**.**

Dividends

The following table provides details of dividend payments, excluding dividend equivalent rights, in 2024 and 2025, under our Board approved quarterly cash dividend policy:

Record Date	Payment Date	Amount per Share	Total Amount
			(in millions)
2024 payments			
12/29/2023	1/26/2024	$0.8850	$108
3/29/2024	4/26/2024	$0.8850	$107
6/28/2024	7/26/2024	$0.8850	$106
9/30/2024	10/25/2024	$0.8850	$107
2025 payments			
12/31/2024	1/31/2025	$0.8850	$107
3/28/2025	4/25/2025	$0.8850	$107
6/27/2025	7/25/2025	$0.8850	$106
9/26/2025	10/31/2025	$0.8850	$106

In October 2025, the Board declared a cash dividend of $0.8850 per share payable on January 30, 2026 to stockholders of record on December 26, 2025 for an aggregate amount of $107 million. In February 2026, the Board declared a cash dividend of $0.8850 per share payable on April 24, 2026 to stockholders of record on March 27, 2026. Declaration and payment of future quarterly dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change.

Stock Total Return Performance

The following graph compares our total return to stockholders with the returns of the Standard & Poor's Composite 500 Index ("S&P 500") and the Dow Jones US Select Health Care Providers Index ("Peer Group") for the five years ended December 31, 2025. The graph assumes an investment of $100 in each of our common stock, the S&P 500, and the Peer Group on December 31, 2020, and that dividends were reinvested when paid.



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
HUM	$ 100	$ 114	$ 126	$ 114	$ 64	$ 65
S&P 500	$ 100	$ 129	$ 105	$ 133	$ 166	$ 196
Peer Group	$ 100	$ 125	$ 116	$ 115	$ 107	$ 108

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Issuer Purchases of Equity Securities

The following table provides information about purchases by us during the three months ended December 31, 2025 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)(2)	Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1) (2)
October 2025	—	$ —	—	$ 2,826,757,902
November 2025	—	—	—	2,826,757,902
December 2025	—	—	—	2,826,757,902
Total	—	$	—	—

(1) Excludes 0.2 million shares repurchased in connection with employee stock plans.

(2) Effective February 16, 2024, the Board of Directors replaced the February 2023 repurchase authorization (of which approximately $824 million remained unused) with a new share repurchase authorization for repurchases of up to $3 billion of our common shares exclusive of shares repurchased in connection with employee stock plans, expiring as of February 15, 2027, which we refer to as the 2024 repurchase authorization. Our remaining repurchase authorization was $2.7 billion as of February 18, 2026.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For discussion of 2023 items and year-over-year comparisons between 2024 and 2023 that are not included in this 2025 Form 10-K, refer to "Item 7. – Management Discussion and Analysis of Financial Condition and Results of Operations" found in our Form 10-K for the year ended December 31, 2024, that was filed with the Securities and Exchange Commission on February 20, 2025.

Executive Overview

General

Humana Inc., headquartered in Louisville, Kentucky, is committed to putting health first – for our teammates, our customers, and our company. Through our Humana insurance services, and our CenterWell health care services, we make it easier for the millions of people we serve to achieve their best health – delivering the care and service they need, when they need it. These efforts are leading to a better quality of life for Medicare and Medicaid participants, families, individuals, military service personnel, and communities at large.

Our industry relies on two key statistics to measure performance. The benefit ratio, which is computed by taking total benefits expense as a percentage of premiums revenue, represents a statistic used to measure underwriting profitability. The operating cost ratio, which is computed by taking total operating costs, excluding depreciation and amortization, as a percentage of total revenue less investment income, represents a statistic used to measure administrative spending efficiency.

Employer Group Commercial Medical Products Business Exit

During 2025, we finalized our exit from the Employer Group Commercial Medical Products business, which included all fully insured, self-funded and Federal Employee Health Benefit medical plans, as well as associated wellness and rewards programs. No other Humana health plan offerings were materially affected. Following a strategic review, we determined the Employer Group Commercial Medical Products business was no longer positioned to sustainably meet the needs of commercial members over the long term or support our long-term strategic plans.

Value Creation Initiatives and Impairment Charges

In order to create capacity to fund growth in our businesses, we committed to drive additional value for the enterprise through cost saving and productivity initiatives. In addition, in response to sustained macroeconomic, regulatory and competitive pressures impacting the industry, we initiated a substantial multi-year transformation program designed to re-align our cost structure, operating model and technology footprint with evolving market conditions.

As a result of these initiatives, we recorded charges of $449 million, $281 million and $436 million in 2025, 2024 and 2023, respectively, primarily within operating costs in the consolidated statements of income. We expect to incur additional charges over the course of the program.

The value creation initiative charges primarily relate to $329 million, $25 million and $199 million in severance and other employee related charges in connection with workforce optimization in 2025, 2024 and 2023, respectively, as well as $40 million, $256 million and $237 million in asset impairments in 2025, 2024 and 2023, respectively. The remainder of the 2025 charges primarily relate to external consulting spend.

In addition, we recorded impairment charges of $253 million, $200 million and $91 million in 2025, 2024 and 2023, respectively. The impairment charges included impairment of indefinite-lived intangible assets for $128 million, $200 million and $55 million in 2025, 2024 and 2023, respectively, included within operating costs in our consolidated statements of income. The remaining impairment charges were included within investment income in our consolidated statements of income.

In addition to the value creation initiatives, we also recorded severance charges of $70 million in 2023 within operating costs in our consolidated statement of income as a result of our exit from the Employer Group Commercial Medical Products business.

Business Segments

Our two reportable segments, Insurance and CenterWell, are based on a combination of the type of health plan customer and adjacent businesses centered on well-being solutions for our health plans and other customers, as described below. Our Chief Executive Officer, the Chief Operating Decision Maker, utilizes these segment groupings and results of each segment, measured by income (loss) from operations, to assess performance and allocate resources primarily during our annual budget process and periodic forecast updates. For segment financial information, refer to Note 18 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

The Insurance segment consists of Medicare benefits, marketed to individuals or directly via group Medicare accounts, as well as our contract with CMS to administer the Limited Income Newly Eligible Transition, or LI-NET, prescription drug plan program and contracts with various states to provide Medicaid, dual eligible demonstration, and Long-Term Support Services benefits, which we refer to collectively as our state-based contracts. This segment also includes products consisting of specialty health insurance benefits marketed to individuals and employer groups, including dental, vision, and other supplemental health benefits. In addition, our Insurance segment includes our Military services business, primarily our T-5 East Region contract, as well as the operations of our PBM business.

The CenterWell segment includes our pharmacy solutions, primary care, and home solutions operations. Services offered by this segment are designed to enhance the overall healthcare experience. These services may lead to lower utilization associated with improved member health and/or lower drug costs.

Transactions between reportable segments primarily consist of sales of products and services rendered by our CenterWell segment, primarily pharmacy solutions, primary care, and home solutions, to our Insurance segment customers. Intersegment sales and expenses are recorded primarily at fair value and eliminated in consolidation. Members served by our segments often use the same provider networks, enabling us in some instances to obtain more favorable contract terms with providers. Our segments also share indirect costs and assets. As a result, the profitability of each segment is interdependent. We allocate most operating expenses to our segments. Assets and certain corporate income and expenses are not allocated to the segments, including the portion of investment income not supporting segment operations, interest expense on corporate debt, and certain other corporate expenses. These items are managed at a corporate level. These corporate amounts are reported separately from our reportable segments and are included with intersegment eliminations.

Seasonality

Our Medicare benefit costs rise as members pay their contractual portion of claims responsibility, progress through their annual deductible and maximum out-of-pocket expenses, as well as incurring higher episodic cost of care resulting in a higher benefit ratio throughout the year.

Our quarterly Insurance segment earnings and operating cash flows are impacted by the Medicare Part D benefit design and changes in the composition of our stand-alone prescription drug plan, or PDP, membership. The Medicare Part D benefit design results in coverage that varies as a member's cumulative out-of-pocket costs pass through successive stages of a member's plan period, which begins annually on January 1 for renewals. Effective January 1, 2025, the Medicare Part D coverage gap was eliminated as mandated by the Inflation Reduction Act of 2022, or IRA. The benefit design changes reduced out-of-pocket costs for beneficiaries, resulting in greater cost sharing and a leveling of net prescription costs throughout the year as compared to the historical seasonal decline prior to the IRA. In addition, the number of low income senior members as well as year-over-year changes in the mix of membership in our stand-alone PDP products affects the quarterly benefit ratio pattern.

The Insurance segment also experiences seasonality in the operating cost ratio as a result of costs incurred in the second half of the year associated with the Medicare marketing season.

Highlights

- Our strategy is to offer our members affordable health care combined with a positive consumer experience in growing markets. At the core of this strategy is our integrated care delivery model, which unites quality care, high member engagement, and sophisticated data analytics. Our approach to primary, physician-directed care for our members aims to provide quality care that is consistent, integrated, cost-effective, and member-focused, provided by both employed physicians and physicians with network contract arrangements. The model is designed to improve health outcomes and affordability for individuals and for the health system as a whole, while offering our members a simple, seamless healthcare experience. We believe this strategy is positioning us for long-term growth in both membership and earnings. We offer providers a continuum of opportunities to increase the integration of care and offer assistance to providers in transitioning from a fee-for-service to a value-based arrangement. These include performance bonuses, shared savings and shared risk relationships. At December 31, 2025, approximately 3,586,100 members, or 68%, of our individual Medicare Advantage members were in value-based relationships under our integrated care delivery model, as compared to 3,994,300 members, or 71%, at December 31, 2024.

- Net income attributable to Humana was $1.2 billion, or $9.84 per diluted common share, and $1.2 billion, or $9.98 per diluted common share, in 2025 and 2024, respectively. This comparison was significantly impacted by put/call valuation adjustments associated with non-consolidating minority interest investments, charges associated with value creation initiatives, impairment charges, loss on sale of business and settlement of certain litigation expenses. The impact of these adjustments to our consolidated income before income taxes and equity in net earnings and diluted earnings per common share was as follows for the 2025 and 2024 periods:

	2025	2024
	(in millions)	
Consolidated income before income taxes and equity in net losses:		
Put/call valuation adjustments associated with our non-consolidating minority interest investments	$ 513	$ 296
Value creation initiatives	449	281
Impairment charges	253	200
Loss on sale of business	67	—
Settlement of certain litigation expenses	15	—
Total	$ 1,297	$ 777

	2025	2024
Diluted earnings per common share:		
Put/call valuation adjustments associated with our non-consolidating minority interest investments	$ 4.25	$ 2.45
Value creation initiatives	3.72	2.33
Impairment charges	2.09	1.65
Loss on sale of business	0.55	—
Settlement of certain litigation expenses	0.13	—
Cumulative net tax impact	(3.36)	(1.50)
Total	$ 7.38	$ 4.93

Regulatory Environment

We are and will continue to be regularly subject to new laws and regulations, changes to existing laws and regulations, and judicial determinations that impact the interpretation and applicability of those laws and regulations. The Health Care Reform Law, the Families First Act, the CARES Act, and the Inflation Reduction Act, and related regulations, are examples of laws which have enacted significant reforms to various aspects of the U.S. health insurance industry, including, among others, mandated coverage requirements, mandated benefits and guarantee issuance associated with insurance products, rebates to policyholders based on minimum benefit ratios, adjustments to Medicare Advantage premiums, the establishment of federally facilitated or state-based exchanges coupled with programs designed to spread risk among insurers, and the introduction of plan designs based on set actuarial values, and changes to the Part D prescription drug benefit design.

It is reasonably possible that these laws and regulations, as well as other current or future legislative, judicial or regulatory changes including restrictions on our ability to manage our provider network, manage and sell our products, or otherwise operate our business, or restrictions on profitability, including reviews by regulatory bodies that may compare our Medicare Advantage profitability to our non-Medicare Advantage business profitability, or compare the profitability of various products within our Medicare Advantage business, and require that they remain within certain ranges of each other, increases in member benefits or changes to member eligibility criteria without corresponding increases in premium payments to us, further restrictions on service arrangements and fee payments between intercompany or vertically-integrated assets, increases in regulation of our prescription drug benefit businesses, reductions in reimbursement rates, or changes to the Part D prescription drug benefit design (and uncertainty arising from the implementation of these changes) in the aggregate may have a material adverse effect on our results of operations (including restricting revenue, enrollment and premium growth in certain products and market segments, restricting our ability to expand into new markets, increasing our medical and operating costs, further lowering our Medicare payment rates and increasing our expenses associated with assessments); our financial position (including our ability to maintain the value of our goodwill); and our cash flows.

We intend for the discussion of our financial condition and results of operations that follows to assist in the understanding of our financial statements and related changes in certain key items in those financial statements from year to year, including the primary factors that accounted for those changes. Transactions between reportable segments primarily consist of sales of products and services rendered by our CenterWell segment, primarily pharmacy solutions, primary care, and home solutions, to our Insurance segment customers and are described in Note 18 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Comparison of Results of Operations for 2025 and 2024

The following discussion primarily details our results of operations for the year ended December 31, 2025, or the 2025 period, and the year ended December 31, 2024, or the 2024 period.

Consolidated

	2025	2024	Change Dollars	Change Percentage
			(dollars in millions, except per common share results)	
Revenues:				
Insurance premiums	$ 122,825	$ 112,104	$ 10,721	9.6 %
Services:				
Insurance	1,017	966	51	5.3 %
CenterWell	4,816	3,465	1,351	39.0 %
Total services revenue	5,833	4,431	1,402	31.6 %
Investment income	1,006	1,226	(220)	(17.9)%
Total revenues	129,664	117,761	11,903	10.1 %
Operating expenses:				
Benefits	110,812	100,664	10,148	10.1 %
Operating costs	15,450	13,696	1,754	12.8 %
Depreciation and amortization	698	839	(141)	(16.8)%
Total operating expenses	126,960	115,199	11,761	10.2 %
Income from operations	2,704	2,562	142	5.5 %
Loss on sale of business	67	—	67	100.0 %
Interest expense	631	660	(29)	(4.4)%
Other expense, net	451	181	270	149.2 %
Income before income taxes and equity in net losses	1,555	1,721	(166)	(9.6)%
Provision for income taxes	250	413	(163)	(39.5)%
Equity in net losses	(102)	(94)	8	8.5 %
Net income	$ 1,203	$ 1,214	$ (11)	(0.9)%
Diluted earnings per common share	$ 9.84	$ 9.98	$ (0.14)	(1.4)%
Benefit ratio (a)	90.2 %	89.8 %		0.4 %
Operating cost ratio (b)	12.0 %	11.8 %		0.2 %
Effective tax rate	17.4 %	25.5 %		(8.1)%

(a)   Represents total benefits expense as a percentage of premiums revenue.

(b)   Represents total operating costs, excluding depreciation and amortization, as a percentage of total revenues less investment income.

Premiums Revenue

Consolidated premiums revenue increased $10.7 billion, or 9.6%, from $112.1 billion in the 2024 period to $122.8 billion in the 2025 period primarily due to higher per member Medicare premiums, largely driven by an increased direct subsidy due to the IRA, and higher per member state-based contracts premiums, as well as membership growth in the state-based contracts and stand-alone PDP businesses. These factors were partially offset by the membership decline within the individual Medicare Advantage business, inclusive of the decision to exit certain unprofitable plans and counties in 2025.

Services Revenue

Consolidated services revenue increased $1.4 billion, or 31.6%, from $4.4 billion in the 2024 period to $5.8 billion in the 2025 period primarily due to higher revenues associated with external growth in the primary care and pharmacy solutions businesses, partially offset by the impact of the v28 risk model revision impacting the primary care business.

Investment Income

Investment income decreased $0.2 billion, or 17.9%, from $1.2 billion in the 2024 period to $1.0 billion in the 2025 period primarily due to lower interest income on our debt securities, as well as non-cash impairment charge in the fourth quarter of 2025 related to our minority ownership interest in a joint-venture investment, deemed unrecoverable based on recent market activity.

Benefits Expense

Consolidated benefits expense increased $10.1 billion, or 10.1%, from $100.7 billion in the 2024 period to $110.8 billion in the 2025 period. The consolidated benefit ratio increased 40 basis points from 89.8% in the 2024 period to 90.2% in the 2025 period primarily due to a shift in line of business mix resulting from growth in the state-based contracts and stand-alone PDP businesses that carry a higher benefit ratio, combined with a reduction in individual Medicare Advantage membership, incremental investments to improve member and patient outcomes and support operational excellence, and the year-over-year increase in the Medicare stand-alone PDP benefit ratio driven by the impact of the IRA. These factors were partially offset by individual Medicare Advantage pricing inclusive of plan exits and benefit design changes that more than offset claims trend and the funding environment, as well as the anticipated higher favorable prior-period medical claims development in the 2025 period.

Consolidated benefits expense included $1.0 billion of favorable prior-period medical claims reserve development in the 2025 period and $701 million of favorable prior-period medical claims reserve development in the 2024 period. Prior-period medical claims reserve development decreased the consolidated benefit ratio by approximately 80 basis points in the 2025 period and decreased the consolidated benefit ratio by approximately 60 basis points in the 2024 period. Prior-period medical claims reserve development excludes the effects of provider risk-sharing arrangements, which are accounted for separately based on contractual settlement terms.

Operating Costs

Our segments incur both direct and shared indirect operating costs. We allocate the indirect costs shared by the segments primarily as a function of revenues. As a result, the profitability of each segment is interdependent.

Consolidated operating costs increased $1.8 billion, or 12.8%, from $13.7 billion in the 2024 period to $15.5 billion in the 2025 period. The consolidated operating cost ratio increased 20 basis points from 11.8% in the 2024 period to 12.0% in the 2025 period primarily due to business mix changes, including within the CenterWell segment that runs a significantly higher operating cost ratio than the Insurance segment, the operating leverage impact associated with the loss of individual Medicare Advantage membership, as well as higher charges associated with the value creation plan. These factors were partially offset by administrative cost efficiencies resulting from the value creation initiatives, operating leverage associated with increased revenues from the impact of the IRA, and a lesser operating cost impact from impairment costs in the 2025 period compared to the 2024 period.

Depreciation and Amortization

Depreciation and amortization decreased $141 million, or 16.8%, from $839 million in the 2024 period to $698 million in the 2025 period primarily due to decreased capital spending.

Interest Expense

Interest expense decreased $29 million, or 4.4%, from $660 million in the 2024 period to $631 million in the 2025 period primarily due to decrease in interest rates and average debt balances.

Income Taxes

Our effective tax rate was 17.4% and 25.5% for the 2025 period and 2024 period, respectively. The 2025 period effective income tax rate reflects the impact of a tax loss on sale of business, which exceeded the book loss. The related tax benefit is realizable via capital loss carryback. For a complete reconciliation of the federal statutory rate to the effective tax rate, refer to Note 12 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Insurance Segment

			Change	
	2025	**2024**	**Members**	**%**
Membership:				
Individual Medicare Advantage	5,249,300	5,661,800	(412,500)	(7.3)%
Group Medicare Advantage	568,400	545,700	22,700	4.2 %
Medicare stand-alone PDP	2,462,600	2,288,200	174,400	7.6 %
Total Medicare	8,280,300	8,495,700	(215,400)	(2.5)%
Medicare Supplement	498,400	377,300	121,100	32.1 %
State-based contracts and other	1,615,600	1,459,900	155,700	10.7 %
Military services	4,605,400	6,009,100	(1,403,700)	(23.4)%
Commercial fully-insured	—	300	(300)	(100.0)%
Commercial ASO	—	4,800	(4,800)	(100.0)%
Total Medical Membership	14,999,700	16,347,100	(1,347,400)	(8.2)%
Total Specialty Membership	4,742,600	4,562,000	180,600	4.0 %

Members may not be unique to each product since members have the ability to enroll in more than one product.

			Change	
	2025	**2024**	**$**	**%**
		(in millions)		
Premiums and Services Revenue:				
Premiums:				
Individual Medicare Advantage	$ 90,403	$ 88,019	$ 2,384	2.7%
Group Medicare Advantage	9,014	7,731	1,283	16.6%
Medicare stand-alone PDP	6,844	3,137	3,707	118.2%
Total Medicare	106,261	98,887	7,374	7.5%
Specialty benefits	989	955	34	3.6%
Medicare Supplement	1,098	846	252	29.8%
State-based contracts and other	14,477	10,915	3,562	32.6%
Commercial fully-insured	—	501	(501)	(100.0)%
Premiums revenue	122,825	112,104	10,721	9.6%
Services:				
Military services and other	1,017	916	101	11.0%
Commercial ASO	—	50	(50)	(100.0)%
Services revenue	1,017	966	51	5.3%
Total external revenues	$ 123,842	$ 113,070	$ 10,772	9.5%
Income from operations	$ 1,664	$ 1,289	$ 375	29.1%
Benefit ratio	90.4 %	90.4 %		— %
Operating cost ratio	9.1 %	9.2 %		(0.1)%

Income from operations

Insurance segment income from operations increased $0.4 billion, or 29.1%, from $1.3 billion in the 2024 period to $1.7 billion in the 2025 period primarily due to the same factors impacting the Insurance segment's benefit and operating cost ratios as more fully described below.

Enrollment

Individual Medicare Advantage membership decreased 412,500 members, or 7.3%, from 5,661,800 members as of December 31, 2024 to 5,249,300 members as of December 31, 2025 inclusive of the decision to exit certain unprofitable plans and counties in 2025. Individual Medicare Advantage membership includes 760,500 D-SNP members as of December 31, 2025, a net decrease of 176,600 D-SNP members, or 18.8%, from 937,100 members as of December 31, 2024. For the full year 2026, we anticipate net membership growth in our individual Medicare Advantage offerings of approximately 25%.

Group Medicare Advantage membership increased 22,700 members, or 4.2%, from 545,700 members as of December 31, 2024 to 568,400 members as of December 31, 2025 consistent with expectations as we maintain pricing discipline in a competitive market. For the full year 2026, we anticipate net membership growth in our group Medicare Advantage offerings of approximately 150,000 members.

Medicare stand-alone PDP membership increased 174,400 members, or 7.6%, from 2,288,200 members as of December 31, 2024 to 2,462,600 members as of December 31, 2025 reflecting shifting competitive dynamics. For the full year 2026, we anticipate net membership growth in our Medicare stand-alone PDP offerings of approximately 1,000,000 members.

State-based contracts and other membership increased 155,700 members, or 10.7%, from 1,459,900 members as of December 31, 2024 to 1,615,600 members as of December 31, 2025 primarily due to the Virginia contract implemented in 2025 and the allocation of additional membership in Kentucky. For the full year 2026, we anticipate net membership growth in our state-based contracts of in a range of 25,000 to 100,000 members.

Specialty membership increased 180,600 members, or 4.0%, from 4,562,000 members as of December 31, 2024 to 4,742,600 members as of December 31, 2025 primarily reflecting growth in group dental and vision products.

Premiums revenue

Insurance segment premiums revenue increased $10.7 billion, or 9.6%, from $112.1 billion in the 2024 period to $122.8 billion in the 2025 period primarily due to higher per member Medicare premiums, largely driven by an increased direct subsidy due to the IRA, and higher per member state-based contracts premiums, as well as membership growth in the state-based contracts and stand-alone PDP businesses. These factors were partially offset by the membership decline within the individual Medicare Advantage business, inclusive of the decision to exit certain unprofitable plans and counties in 2025.

Services revenue

Insurance segment services revenue increased $0.1 billion, or 5.3%, from $966 million in the 2024 period to $1 billion in the 2025 period.

Benefits expense

The Insurance segment benefit ratio was unchanged at 90.4% in the 2024 and 2025 periods primarily due to a shift in line of business mix resulting from growth in the state-based contracts and stand-alone PDP businesses that carry a higher benefit ratio, combined with a reduction in individual Medicare Advantage membership, incremental investments to improve member and patient outcomes and support operational excellence, and the year-over-year increase in the Medicare stand-alone PDP benefit ratio driven by the impact of the IRA. These factors were offset by individual Medicare Advantage pricing inclusive of plan exits and benefit design changes that more than offset claims trend and the funding environment, as well as the anticipated higher favorable prior-period medical claims development in the 2025 period.

The Insurance segment benefits expense included $1.0 billion of favorable prior-period medical claims reserve development in the 2025 period and $701 million of favorable prior-period medical claims reserve development in the 2024 period. Prior-period medical claims reserve development decreased the Insurance segment benefit ratio by approximately 80 basis points in the 2025 period and decreased the Insurance segment benefit ratio by approximately 60 basis points in the 2024 period. Prior-period medical claims reserve development excludes the effects of provider risk-sharing arrangements, which are accounted for separately based on contractual settlement terms.

Operating costs

The Insurance segment operating cost ratio decreased 10 basis points from 9.2% in the 2024 period to 9.1% in the 2025 period primarily due to administrative cost efficiencies resulting from the value creation initiatives and operating leverage associated with increased revenues from the impact of the IRA. These factors were partially offset by the operating leverage impact associated with the loss of individual Medicare Advantage membership.

CenterWell Segment

	2025		2024		Change		
					Dollars		Percentage
			(in millions)				
Revenues:							
Services:							
Home solutions	$	1,401	$	1,313	$	88	6.7 %
Pharmacy solutions		1,218		904		314	34.7 %
Primary care		2,197		1,248		949	76.0 %
Total external revenues		4,816		3,465		1,351	39.0 %
Intersegment revenues:							
Home solutions		2,127		2,050		77	3.8 %
Pharmacy solutions		11,741		10,724		1,017	9.5 %
Primary care		3,789		3,697		92	2.5 %
Intersegment revenues		17,657		16,471		1,186	7.2 %
Total revenues	$	22,473		19,936		2,537	12.7 %
Income from operations	$	1,339	$	1,329	$	10	0.8 %
Operating cost ratio		93.1 %		92.2 %			0.9 %

Income from operations

CenterWell income from operations was relatively unchanged at $1.3 billion in the 2024 and 2025 periods, reflecting the same factors impacting the CenterWell segment's revenue and operating cost ratio as more fully described below.

Services revenue

CenterWell services revenue increased $1.4 billion, or 39.0%, from $3.5 billion in the 2024 period to $4.8 billion in the 2025 period primarily due to higher revenues associated with growth in the primary care and pharmacy solutions businesses, partially offset by the impact of the v28 risk model revision impacting the primary care business.

Intersegment revenues

CenterWell intersegment revenues increased $1.2 billion, or 7.2%, from $16.5 billion in the 2024 period to $17.7 billion in the 2025 period primarily due to higher revenues associated with growth in the pharmacy solutions business.

Operating costs

The CenterWell segment operating cost ratio increased 90 basis points from 92.2% in the 2024 period to 93.1% in the 2025 period primarily resulting from the continued phase-in of the v28 risk model revision within the primary care business, as well as the uptick of volume within CenterWell Specialty Pharmacy that carries a higher operating cost ratio than the traditional pharmacy business. These factors were partially offset by continued maturation of the v28 mitigation activities within the primary are business and administrative cost efficiencies resulting from the value creation initiatives.

Liquidity

Historically, our primary sources of cash have included receipts of premiums, services revenue, and investment and other income, as well as proceeds from the sale or maturity of our investment securities, and borrowings. Our primary uses of cash historically have included disbursements for claims payments, operating costs, interest on borrowings, taxes, purchases of investment securities, acquisitions, capital expenditures, repayments on borrowings, dividends, and share repurchases. As premiums generally are collected in advance of claim payments by a period of up to several months, our business normally should produce positive cash flows during periods of increasing premiums and enrollment. Conversely, cash flows would be negatively impacted during periods of decreasing premiums and enrollment. From period to period, our cash flows may also be affected by the timing of working capital items including premiums receivable, benefits payable, and other receivables and payables. Our cash flows are impacted by the timing of payments to and receipts from CMS associated with Medicare Part D subsidies for which we do not assume risk. The use of cash flows may be limited by regulatory requirements of state departments of insurance (or comparable state regulators) which require, among other items, that our regulated subsidiaries maintain minimum levels of capital and seek approval before paying dividends from the subsidiaries to the parent. Our use of cash flows derived from our non-insurance subsidiaries, such as in our CenterWell segment, is generally not restricted by state departments of insurance (or comparable state regulators).

For additional information on our liquidity risk, please refer to Part I, Item 1A, "Risk Factors" of this Form 10-K.

Cash and cash equivalents increased to $4.2 billion at December 31, 2025 from $2.2 billion at December 31, 2024. The change in cash and cash equivalents for the years ended December 31, 2025, 2024 and 2023 is summarized as follows:

	2025	2024	2023
		(in millions)	
Net cash provided by operating activities	$ 921	$ 2,966	$ 3,981
Net cash provided by (used in) investing activities	2,273	(2,952)	(3,492)
Net cash used in financing activities	(1,215)	(2,487)	(856)
Increase (decrease) in cash and cash equivalents	$ 1,979	$ (2,473)	$ (367)

Cash Flow from Operating Activities

Cash flows provided by operations of $0.9 billion in the 2025 period decreased $2.0 billion from cash flows provided by operations of $3.0 billion in the 2024. The decrease in our operating cash flows primarily reflected timing impacts, including the year-over-year increase in receivables due to the IRA and the unfavorable impact of working capital items.

The most significant drivers of changes in our working capital are typically the timing of payments of benefits expense and receipts for premiums. Benefits expense includes claim payments, capitation payments, pharmacy costs net of rebates, allocations of certain centralized expenses and various other costs incurred to provide health insurance coverage to members, as well as estimates of future payments to hospitals and others for medical care and other supplemental benefits provided on or prior to the balance sheet date. For additional information regarding our benefits payable and benefits expense recognition, refer to Note 2 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

The detail of total net receivables (exclusive of Part D IRA impacts) was as follows at December 31, 2025, 2024 and 2023:

	2025	2024	2023	Change 2025	Change 2024
			(in millions)		
Medicare	$2,209	$1,745	$1,426	$ 464	$ 319
State-based contracts	705	614	215	91	399
Military services	163	180	148	(17)	32
Other	299	263	334	36	(71)
Allowance for doubtful accounts	(106)	(98)	(88)	(8)	(10)
Total net receivables	$3,270	$2,704	$2,035	566	669
Reconciliation to cash flow statement:					
Receivables disposed				4	—
Change in receivables per cash flow statement				$ 570	$ 669

The changes in Medicare receivables for the 2025 period reflects higher per member Medicare premiums, partially offset by lower individual Medicare Advantage membership. The change in Medicare receivables for the 2024 period reflects individual Medicare Advantage membership growth. In addition, both periods further reflect the typical pattern caused by the timing of accruals and related collections associated with the CMS risk-adjustment model. Significant collections occur with the mid-year and final settlements with CMS in the second and third quarter.

Cash Flow from Investing Activities

During the 2025, 2024 and 2023 periods, we acquired various businesses for approximately $81 million, $89 million and $233 million, respectively, net of cash and cash equivalents received. Net proceeds from the sale of business were $115 million in the 2025 period.

Our ongoing capital expenditures primarily relate to our information technology initiatives, support of services in our primary care operations including medical and administrative facility improvements necessary for activities such as the provision of care to members, claims processing, billing and collections, wellness solutions, care coordination, regulatory compliance and customer service. Total net capital expenditures, excluding acquisitions, were $523 million, $568 million and $794 million in the 2025, 2024 and 2023 periods, respectively.

Net proceeds of investment securities were $2.8 billion in the 2025 period. Net purchases of investment securities were $2.2 billion and $2.5 billion in the 2024 and 2023 periods, respectively.

Cash Flow from Financing Activities

Our financing cash flows are significantly impacted by the timing of claims payments and the related receipts from CMS associated with Medicare Part D claim subsidies for which we do not assume risk. Monthly prospective payments from CMS for reinsurance and low-income cost subsidies are based on assumptions submitted with our annual bid. Settlement of the reinsurance and low-income cost subsidies is based on a reconciliation made approximately 9 months after the close of each calendar year. Claim payments were higher than receipts from CMS associated with Medicare Part D claim subsidies for which we do not assume risk by $1 billion and $1.8 billion in the 2025 and 2024 periods, respectively, and receipts from CMS associated with Medicare Part D claim subsidies for which we do not assume risk were higher than claim payments by $0.8 billion in the 2023 period. Our net receivable from CMS for subsidies and brand name prescription drug discounts was $1.5 billion at December 31, 2025 compared to a net receivable of $530 million at December 31, 2024.

Under our administrative services only TRICARE contract, health care costs payments for which we do not assume risk exceeded reimbursements from the federal government by $74 million and $92 million in the 2025 and 2024 periods, respectively, and reimbursements from the federal government exceeded health care costs payments for which we do not assume risk by $57 million in the 2023 period.

In March 2025, we issued $750 million of 5.550% unsecured senior notes due May 1, 2035, $500 million of 6.000% unsecured senior notes due May 1, 2055, and an additional $250 million of our existing 5.375% unsecured senior notes due April 15, 2031. Our net proceeds, reduced for the underwriters' discounts and commissions paid, were $1.481 billion. We used the net proceeds of these offerings to repay the remaining $577 million aggregate principal amount of our 4.500% unsecured senior notes on their maturity date of April 1, 2025. The remaining net proceeds will be used for general corporate purposes, which may include the repayment of our existing indebtedness, including borrowings under our commercial paper program.

In November 2024, we repaid our $500 million 5.700% unsecured senior notes due March 13, 2026.

In March 2024, we issued $1.5 billion of 5.375% unsecured senior notes due April 15, 2031 and $1.0 billion of 5.750% unsecured senior notes due April 15, 2054. Our net proceeds, reduced for the underwriters' discounts and commissions paid, were $2.2 billion. We used the net proceeds for general corporate purposes, which included the repayment of existing indebtedness, including borrowings under our commercial paper program.

In November 2023, we issued $500 million of 5.750% unsecured senior notes due December 1, 2028 and $850 million of 5.950% unsecured senior notes due March 15, 2034. Our net proceeds, reduced for the underwriters' discounts and commissions paid, were $1.3 billion.

In March 2023, we issued $500 million of 5.700% unsecured senior notes due March 13, 2026 and $750 million of 5.500% unsecured senior notes due March 15, 2053. Our net proceeds, reduced for the underwriters' discounts and commissions paid, were $1.2 billion. We used the net proceeds to repay outstanding amounts under our $500 million Delayed Draw Term Loan. The remaining net proceeds were used for general corporate purposes, which included the repayment of existing indebtedness, including borrowings under our commercial paper program.

In May 2025, we entered into a Rule 10b5-1 Repurchase Plan to repurchase a portion of our $750 million aggregate principal amount of 1.350% senior notes maturing in February 2027 and a portion of our $600 million aggregate principal amount of 3.950% senior notes maturing in March 2027 during the period beginning on May 1, 2025 and ending on August 29, 2025. For the year ended December 31, 2025, we repurchased $200 million principal amount of these senior notes for approximately $194 million cash.

In October 2025, we entered into a Rule 10b5-1 Repurchase Plan to repurchase a portion of our $750 million aggregate principal amount of 2.150% senior notes maturing in February 2032, a portion of our $500 million aggregate principal amount of 3.125% senior notes maturing in August 2029 and a portion of our $750 million aggregate principal amount of 3.700% senior notes maturing in March 2029 during the period beginning on October 3, 2025 and ending on December 31, 2025. For the period ended December 31, 2025, we repurchased $200 million principal amount of these senior notes for approximately $177 million cash.

In August 2023, we entered into a Rule 10b5-1 Repurchase Plan to repurchase a portion of our $750 million aggregate principal amount of 1.350% senior notes maturing in February 2027, our $600 million aggregate principal amount of 3.950% senior notes maturing in March 2027, our $750 million aggregate principal amount of 3.700% senior notes maturing in March 2029, and our $500 million aggregate principal amount of 3.125% senior notes maturing in August 2029 during the period beginning on August 7, 2023 and ending on November 15, 2023. For the year ended December 31, 2023, we repurchased $339 million principal amount of these senior notes for approximately $310 million cash.

In March 2023, we entered into a Rule 10b5-1 Repurchase Plan to repurchase a portion of our $1.5 billion aggregate principal amount of 0.650% senior notes maturing in August 2023 and our $600 million aggregate principal amount of 3.850% senior notes maturing in October 2024 during the period beginning on March 13, 2023 and ending on July 21, 2023. For the year ended December 31, 2023, we repurchased $361 million principal amount of these senior notes for approximately $358 million cash. We repaid the remaining $1.2 billion aggregate principal amount of our 0.650% senior notes due on their maturity date of August 3, 2023. We repaid the remaining $559 million aggregate principal amount of our 3.850% senior notes on their maturity date of October 1, 2024.

We participate in a securities lending program where we loan certain investment securities for short periods of time in exchange for collateral. Net proceeds from the securities lending program were $220 million and $418 million in 2025 and 2024, respectively. We have previously entered into an uncommitted receivables purchase facility under which certain pharmaceutical rebate receivables may be sold on a non-recourse basis to a financial institution. Net repayments from the uncommitted receivables purchase facility were $123 million in 2025. Net proceeds provided by the uncommitted receivables purchase facility were $123 million in 2024.

We participate in a commercial paper program. Net repayments from issuance of commercial paper were $5 million in 2025 and the maximum principal amount outstanding at any one time during 2025 was $1.2 billion. Net repayments from the issuance of commercial paper were $907 million in 2024 and the maximum principal amount outstanding at any one time during 2024 was $2.7 billion. Net proceeds from issuance of commercial paper were $211 million in 2023 and the maximum principal amount outstanding at any one time during 2023 was $3.3 billion.

We received a short-term cash advance of $100 million from FHLB with certain of our marketable securities as collateral and subsequently repaid the outstanding balance in December 2023.

We repurchased common shares for $151 million, $817 million and $1.6 billion in 2025, 2024 and 2023, respectively, under share repurchase plans authorized by the Board of Directors and in connection with employee stock plans.

We paid dividends to stockholders of $430 million in 2025, $431 million in 2024, and $431 million in 2023.

Future Sources and Uses of Liquidity

Dividends

For a detailed discussion of dividends to stockholders, please refer to Note 16 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Stock Repurchases

For a detailed discussion of stock repurchases, please refer to Note 16 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Debt

For a detailed discussion of our debt, including our senior notes, term loans, revolving credit agreements, commercial paper program and other short-term borrowings, please refer to Note 13 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Acquisitions & Divestitures

For a detailed discussion regarding acquisitions and divestitures, refer to Note 3 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Liquidity Requirements

We believe our cash balances, investment securities, operating cash flows, and funds available under our credit agreement and our commercial paper program or from other public or private financing sources, taken together, provide adequate resources to fund ongoing operating and regulatory requirements, acquisitions, future expansion opportunities, and capital expenditures for at least the next twelve months, as well as to refinance or repay debt, and repurchase shares.

Adverse changes in our credit rating may increase the rate of interest we pay and may impact the amount of credit available to us in the future. Our investment-grade credit rating at December 31, 2025 was BBB according to Standard & Poor's Rating Services, or S&P, and Baa2 according to Moody's Investors Services, Inc., or Moody's. A downgrade by S&P to BB+ or by Moody's to Ba1 triggers an interest rate increase of 25 basis points with respect to $250 million of our senior notes. Successive one notch downgrades increase the interest rate an additional 25 basis points, or annual interest expense by approximately $1 million, up to a maximum 100 basis points, or annual interest expense by approximately $3 million.

In addition, we operate as a holding company in a highly regulated industry. Humana Inc., our parent company, is dependent upon dividends and administrative expense reimbursements from our subsidiaries, most of which are subject to regulatory restrictions. We continue to maintain significant levels of aggregate excess statutory capital and surplus in our state-regulated operating subsidiaries. Cash, cash equivalents, and short-term investments at the parent company were $1.5 billion at December 31, 2025 compared to $0.6 billion at December 31, 2024. This increase primarily reflects working capital changes, net proceeds from the issuance of senior notes, and proceeds from sale of business, partially offset by repayments of senior notes, capital contributions to certain subsidiaries, cash dividends to shareholders, capital expenditures, and common stock repurchases. Our use of operating cash derived from our non-insurance subsidiaries, such as our CenterWell segment, is generally not restricted by departments of insurance (or comparable state regulators). Our regulated insurance subsidiaries paid dividends to our parent company of $1.1 billion in 2025, $1.5 billion in 2024, and $1.8 billion in 2023. Subsidiary capital requirements from significant premium growth may impact the amount of regulated subsidiary dividends. Refer to our parent company financial statements and accompanying notes in Schedule I - Parent Company Financial Information. The amount of ordinary dividends that may be paid to our parent company in 2026 is approximately $1.1 billion, in the aggregate. Actual dividends paid may vary due to consideration of excess statutory capital and surplus and expected future surplus requirements related to, for example, premium volume and product mix.

On February 13, 2026, we completed the acquisition of a primary care business for consideration of approximately $941 million.

Regulatory Requirements

For a detailed discussion of our regulatory requirements, including aggregate statutory capital and surplus as well as dividends paid from the subsidiaries to our parent, please refer to Note 16 to the to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Off-Balance Sheet Arrangements

As of December 31, 2025, we were not involved in any special purpose entity, or SPE, transactions. For a detailed discussion of off-balance sheet arrangements, please refer to Note 17 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Guarantees and Indemnifications

For a detailed discussion of our guarantees and indemnifications, please refer to Note 17 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Government Contracts

For a detailed discussion of our government contracts, including our Medicare, military services, and Medicaid and state-based contracts, please refer to Note 17 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements and accompanying notes requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We continuously evaluate our estimates and those critical accounting policies primarily related to benefits expense and revenue recognition as well as accounting for impairments related to our investment securities, goodwill, indefinite-lived and long-lived assets. These estimates are based on knowledge of current events and anticipated future events and, accordingly, actual results ultimately may differ from those estimates. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Benefits Expense Recognition

Benefits expense is recognized in the period in which services are provided and includes an estimate of the cost of services which have been incurred but not yet reported, or IBNR. Our reserving practice is to consistently recognize the actuarial best point estimate within a level of confidence required by actuarial standards. For further discussion of our reserving methodology, including our use of completion and claims per member per month trend factors to estimate IBNR, refer to Note 2 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

The completion and claims per member per month trend factors are the most significant factors impacting the IBNR estimate. The portion of IBNR estimated using completion factors for claims incurred prior to the most recent two months is generally less variable than the portion of IBNR estimated using trend factors. The following table illustrates the sensitivity of these factors, experience and the estimated potential impact on our operating results caused by reasonably likely changes in these factors based on December 31, 2025 data:

Completion Factor (a):		Claims Trend Factor (b):	
Factor Change (c)	Change in Benefits Payable	Factor Change (c)	Change in Benefits Payable
	(dollars in millions)		
0.70%	$633	4.50%	$855
0.60%	$542	4.00%	$760
0.50%	$452	3.50%	$665
0.40%	$362	3.00%	$570
0.30%	$271	2.50%	$475
0.20%	$181	2.00%	$380
0.10%	$90	1.50%	$285
0.05%	$45	1.00%	$190
0.03%	$27	0.50%	$95

(a) Reflects estimated potential changes in benefits payable at December 31, 2025 caused by changes in completion factors for incurred months prior to the most recent two months.

(b) Reflects estimated potential changes in benefits payable at December 31, 2025 caused by changes in annualized claims trend used for the estimation of per member per month incurred claims for the most recent two months.

(c) The factor change indicated represents the percentage point change.

The following table provides a historical perspective regarding the accrual and payment of our benefits payable. Components of the total incurred claims for each year include amounts accrued for current year estimated benefits expense as well as adjustments to prior year estimated accruals. Refer to Note 11 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K for information about incurred and paid claims development as of December 31, 2025 as well as cumulative claim frequency and the total of IBNR included within the net incurred claims amounts.

	2025	2024	2023
	(in millions)		
Balances at January 1	$ 10,440	$ 10,241	$ 9,264
Acquisitions	—	—	62
Incurred related to:			
Current year	111,841	101,365	89,266
Prior years	(1,029)	(701)	(872)
Total incurred	110,812	100,664	88,394
Paid related to:			
Current year	(102,215)	(91,281)	(79,545)
Prior years	(9,070)	(9,184)	(7,934)
Total paid	(111,285)	(100,465)	(87,479)
Balances at December 31	$ 9,967	$ 10,440	$ 10,241

The following table summarizes the changes in estimate for incurred claims related to prior years attributable to our key assumptions. As previously described, our key assumptions consist of trend and completion factors. The amounts below represent the difference between our original estimates and the actual benefits expense ultimately incurred as determined from subsequent claim payments.

	Favorable Development by Changes in Key Assumptions					
	2025		2024		2023	
	Amount	Factor Change (a)	Amount	Factor Change (a)	Amount	Factor Change (a)
	(dollars in millions)					
Trend factors	$ (541)	(2.8)%	$ (473)	(2.6)%	$ (586)	(3.5)%
Completion factors	(488)	(0.5)%	(228)	(0.3)%	(286)	(0.4)%
Total	$ (1,029)		$ (701)		$ (872)	

(a) The factor change indicated represents the percentage point change.

As previously discussed, our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for claims, which generally results in favorable reserve development, or reserves that are considered redundant. We experienced favorable medical claims reserve development related to prior fiscal years of $1.0 billion in 2025, $701 million in 2024, and $872 million in 2023.

The favorable medical claims reserve development for 2025, 2024, and 2023 primarily reflects the consistent application of trend and completion factors.

Our favorable development for each of the years presented above is discussed further in Note 11 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K.

We continually adjust our historical trend and completion factor experience with our knowledge of recent events that may impact current trends and completion factors when establishing our reserves. Because our reserving practice is to consistently recognize the actuarial best point estimate as required by actuarial standards, there is a reasonable possibility that variances between actual trend and completion factors and those assumed in our December 31, 2025 estimates would fall within the ranges previously presented in our sensitivity table.

Revenue Recognition

Our Medicare contracts with CMS renew annually. We generally establish one-year specialty membership contracts, subject to cancellation on a 30-day written notice. Our military services contracts with the federal government and certain contracts with various state Medicaid programs generally are multi-year contracts subject to annual renewal provisions.

We receive monthly premiums from the federal government and various states according to government specified payment rates and various contractual terms. We bill and collect member premiums on a monthly basis. Changes in Medicare premium revenues resulting from the periodic changes in risk-adjustment scores derived from medical diagnoses for our membership are estimated by projecting the ultimate annual premium and recognized ratably during the year with adjustments each period to reflect changes in the ultimate premium.

Premiums revenue is estimated by multiplying the membership covered under the various contracts by the contractual rates. Premiums revenue is recognized as income in the period members are entitled to receive services, and is net of estimated uncollectible amounts, retroactive membership adjustments, and adjustments to recognize rebates under the minimum benefit ratios required under the Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010, which we collectively refer to as the Health Care Reform Law. Medicare Advantage and Medicaid products are subject to minimum benefit ratio requirements. Estimated calendar year rebates recognized ratably during the year are revised each period to reflect current experience. Retroactive membership adjustments result from enrollment changes not yet processed, or not yet reported by the federal government and various states. We routinely monitor the collectability of specific accounts, the aging of receivables, historical retroactivity trends, estimated rebates, as well as prevailing and anticipated economic conditions, and reflect any required adjustments in current operations. Premiums received prior to the service period are recorded as unearned revenues.

Medicare Risk-Adjustment Provisions

CMS uses a risk-adjustment model that adjusts premiums paid to Medicare Advantage, or MA, plans according to health status of covered members. The risk-adjustment model, which CMS implemented pursuant to the Balanced Budget Act of 1997 (BBA) and the Benefits Improvement and Protection Act of 2000 (BIPA), generally pays more where a plan's membership has higher expected costs. Under this model, rates paid to MA plans are based on actuarially determined bids, which include a process whereby our prospective payments are based on our estimated cost of providing standard Medicare-covered benefits to an enrollee with a "national average risk profile." That baseline payment amount is adjusted to account for certain demographic characteristics and health status of our enrolled members. Under the risk-adjustment methodology, all MA plans must collect from providers and submit the necessary diagnosis code information to CMS within prescribed deadlines. The CMS risk-adjustment model uses the diagnosis data, collected from providers, to calculate the health status-related risk-adjusted premium payment to MA plans, which CMS further adjusts for coding pattern differences between the health plans and the government fee-for-service (FFS) program. We generally rely on providers, including certain providers in our network who are our employees, to code their claim submissions with appropriate diagnoses, which we send to CMS as the basis for our health status-adjusted payment received from CMS under the actuarial risk-adjustment model. We also rely on these providers to document appropriately all medical data, including the diagnosis data submitted with claims. In addition, we conduct medical record reviews as part of our data and payment accuracy compliance efforts, to more accurately reflect diagnosis conditions under the risk adjustment model. For additional information, refer to Note 17 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" and Part I, Item 1A, "Risk Factors" of this Form 10-K.

Investment Securities

Investment securities totaled $16.2 billion, or 33% of total assets at December 31, 2025, and $18.6 billion, or 40% of total assets at December 31, 2024. The investment portfolio was primarily comprised of debt securities, detailed below, at December 31, 2025 and December 31, 2024. The fair value of investment securities were as follows at December 31, 2025 and 2024:

	12/31/2025	Percentage of Total	12/31/2024	Percentage of Total
		(dollars in millions)		
U.S. Treasury and other U.S. government corporations and agencies:				
U.S. Treasury and agency obligations	$ 2,278	14.1 %	$ 3,227	17.3 %
Mortgage-backed securities	3,651	22.5 %	3,995	21.4 %
Tax-exempt municipal securities	428	2.6 %	526	2.8 %
Mortgage-backed securities:				
Residential	388	2.4 %	522	2.8 %
Commercial	1,012	6.2 %	1,206	6.5 %
Asset-backed securities	783	4.8 %	1,403	7.5 %
Corporate debt securities	7,656	47.4 %	7,756	41.7 %
Total debt securities	16,196	100.0 %	18,635	100.0 %

Approximately 97% of our debt securities were investment-grade quality, with a weighted average credit rating of AA- by S&P at December 31, 2025. Most of the debt securities that were below investment-grade were rated B. Tax-exempt municipal securities were diversified among general obligation bonds of states and local municipalities in the United States as well as special revenue bonds issued by municipalities to finance specific public works projects such as utilities, water and sewer, transportation, or education. Our general obligation bonds are diversified across the United States with no individual state exceeding approximately 1% of our total debt securities. Our investment policy limits investments in a single issuer and requires diversification among various asset types.

Gross unrealized losses and fair values aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows at December 31, 2025:

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in millions)					
U.S. Treasury and other U.S. government corporations and agencies:						
U.S. Treasury and agency obligations	$ 643	$ (7)	$ 857	$ (32)	$ 1,500	$ (39)
Mortgage-backed securities	593	(3)	2,373	(333)	2,966	(336)
Tax-exempt municipal securities	51	—	347	(14)	398	(14)
Mortgage-backed securities:						
Residential	10	—	321	(46)	331	(46)
Commercial	77	—	794	(47)	871	(47)
Asset-backed securities	85	—	263	(12)	348	(12)
Corporate debt securities	872	(6)	3,785	(367)	4,657	(373)
Total debt securities	$ 2,331	$ (16)	$ 8,740	$ (851)	$ 11,071	$ (867)

Under the current expected credit losses model, or CECL, credit losses on available for sale debt securities are recognized through an allowance for credit losses rather than as reductions in the amortized cost of the securities. For debt securities whose fair value is less than their amortized cost which we do not intend to sell or are not required to sell, we evaluate the expected cash flows to be received as compared to amortized cost and determine if an expected credit loss has occurred. In the event of an expected credit loss, only the amount of the impairment associated with the expected credit loss is recognized in income with the remainder, if any, of the loss recognized in other comprehensive income. To the extent we have the intent to sell the debt security or it is more likely than not we will be required to sell the debt security before recovery of our amortized cost basis, we recognize an impairment loss in income in an amount equal to the full difference between the amortized cost basis and the fair value.

Potential expected credit loss impairment is considered using a variety of factors, including the extent to which the fair value has been less than cost; adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a debt security; changes in the quality of the debt security's credit enhancement; payment structure of the debt security; changes in credit rating of the debt security by the rating agencies; failure of the issuer to make scheduled principal or interest payments on the debt security and changes in prepayment speeds. For debt securities, we take into account expectations of relevant market and economic data. For example, with respect to mortgage and asset-backed securities, such data includes underlying loan level data and structural features such as seniority and other forms of credit enhancements. We estimate the amount of the expected credit loss component of a debt security as the difference between the amortized cost and the present value of the expected cash flows of the security. The present value is determined using the best estimate of future cash flows discounted at the implicit interest rate at the date of purchase. The expected credit loss cannot exceed the full difference between the amortized cost basis and the fair value.

We participate in a securities lending program to optimize investment income. We loan certain investment securities for short periods of time in exchange for collateral initially equal to at least 102% of the fair value of the investment securities on loan. The fair value of the loaned investment securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned investment securities fluctuates. The collateral, which may be in the form of cash or U.S. Government securities, is deposited by the borrower with an independent lending agent. Any cash collateral, which is reinvested by the lending agent primarily in short-term, highly liquid investments, is recorded as a securities lending collateral asset within other current assets on our consolidated balance sheet at the end of the reporting period. We record a corresponding liability to reflect our obligation to return the collateral within trade accounts payable and accrued expenses on our consolidated balance sheet at the end of the reporting period. Collateral received in the form of securities is not recorded in our consolidated balance sheets because, absent default by the borrower, we do not have the right to sell, pledge or otherwise reinvest securities collateral. Loaned securities continue to be carried as investment securities on the consolidated balance sheet at the end of the reporting period. Earnings on the invested cash collateral, net of expense, associated with the securities lending payable are recorded as investment income.

The risks inherent in assessing the impairment of an investment include the risk that market factors may differ from our expectations, facts and circumstances factored into our assessment may change with the passage of time, or we may decide to subsequently sell the investment. The determination of whether a decline in the value of an investment is related to a credit event requires us to exercise significant diligence and judgment. The discovery of new information and the passage of time can significantly change these judgments. The status of the general economic environment and significant changes in the national securities markets influence the determination of fair value and the assessment of investment impairment. There is a continuing risk that declines in fair value may occur and additional material realized losses from sales or expected credit loss impairments may be recorded in future periods.

All issuers of debt securities we own that were trading at an unrealized loss at December 31, 2025 remain current on all contractual payments. After taking into account these and other factors previously described, we believe these unrealized losses primarily were caused by an increase in market interest rates in the current markets since the time these debt securities were purchased. At December 31, 2025, we did not intend to sell any debt securities with an unrealized loss position in accumulated other comprehensive income, and it is not likely that we will be required to sell these debt securities before recovery of their amortized cost basis. Additionally, we did not record any material credit allowances for debt securities that were in an unrealized loss position at December 31, 2025, 2024 or 2023.

Goodwill, Indefinite-lived and Long-lived Assets

At December 31, 2025, goodwill, indefinite-lived and other long-lived assets represented 27% of total assets and 74% of total stockholders' equity, compared to 29% and 83%, respectively, at December 31, 2024. The decrease in goodwill, indefinite-lived and other long-lived assets as a percentage of total assets is primarily attributable to the increase in cash and cash equivalents and other assets, partially offset by the decrease in investment securities. The decrease in goodwill, indefinite-lived and other long-lived assets as a percentage of total stockholders' equity is primarily attributable to the increase in retained earnings and the decrease in accumulated other comprehensive loss.

For goodwill, we are required to test at least annually for impairment at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. A reporting unit either is our operating segments or one level below the operating segments, referred to as a component, which comprise our reportable segments. A component is considered a reporting unit if the component constitutes a business for which discrete financial information is available that is regularly reviewed by management. We are required to aggregate the components of an operating segment into one reporting unit if they have similar economic characteristics. Goodwill is assigned to the reporting unit that is expected to benefit from a specific acquisition.

We perform a quantitative assessment to review goodwill for impairment to determine both the existence and amount of goodwill impairment, if any. Our strategy, long-range business plan, and annual planning process support our goodwill impairment tests. These tests are performed, at a minimum, annually in the fourth quarter, and are based on an evaluation of future discounted cash flows. We rely on this discounted cash flow analysis to determine fair value. However, outcomes from the discounted cash flow analysis are compared to other market approach valuation methodologies for reasonableness. We use discount rates that correspond to a market-based weighted-average cost of capital and terminal growth rates that correspond to long-term growth prospects, consistent with the long-term inflation rate. Key assumptions in our cash flow projections, including changes in membership, premium yields, medical and operating cost trends, and certain government contract extensions, are consistent with those utilized in our long-range business plan and annual planning process. If these assumptions differ from actual, including the impact of the Health Care Reform Law or changes in government reimbursement rates, the estimates underlying our goodwill impairment tests could be adversely affected. The fair value of our reporting units with significant goodwill exceeded carrying amounts by a substantial margin. However, unfavorable changes in key assumptions or combinations of assumptions including a significant increase in the discount rate, decrease in the long-term growth rate or substantial reduction in our underlying cash flow assumptions, including revenue expectations and growth rates, operating cost trends, and projected operating income could have a significant negative impact on the estimated fair value of our home solutions reporting unit, which accounted for $4.4 billion of goodwill. Impairment tests completed for 2025, 2024, and 2023 did not result in an impairment loss.

Indefinite-lived intangible assets relate to Certificate of Needs (CON) and Medicare licenses acquired in connection with our CenterWell Home Health (formerly Kindred at Home) acquisition with a carrying value of $1.1 billion at December 31, 2025. Like goodwill, we are required to test at least annually for impairment and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. These tests are performed, at a minimum, annually in the fourth quarter. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values of indefinite-lived intangible assets are determined based on the income approach. For our CON intangible assets, unfavorable changes in key assumptions or combinations of assumptions, including a significant increase in the discount rate, decrease in the long-term growth rate or substantial reduction in the underlying cash flow assumptions, including revenue growth rates, operating cost trends, and projected operating income could have a significant negative impact on the estimated fair value of our CON intangible assets, which account for $790 million of our intangible assets. Impairment tests completed on our indefinite-lived intangible assets for 2025, 2024 and 2023 resulted in impairment charges of $128 million, $200 million and $55 million, respectively. These charges reflect the amount by which the carrying value exceeded its estimated fair value. The fair values of the assets were measured using Level 3 inputs, such as projected revenues and operating cash flows.

Long-lived assets consist of property and equipment and other definite-lived intangible assets. These assets are depreciated or amortized over their estimated useful life, and are subject to impairment reviews. We periodically review long-lived assets whenever adverse events or changes in circumstances indicate the carrying value of the asset may not be recoverable. In assessing recoverability, we must make assumptions regarding estimated future cash flows and other factors to determine if an impairment loss may exist, and, if so, estimate fair value. We also must estimate and make assumptions regarding the useful life we assign to our long-lived assets. If these estimates or their related assumptions change in the future, we may be required to record impairment losses or change the useful life, including accelerating depreciation or amortization for these assets. Other than the impairment charges as described in Footnote 2 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K, there were no other impairment losses in the last three years.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our earnings and financial position are exposed to financial market risk, including those resulting from changes in interest rates.

The level of our pretax earnings is subject to market risk due to changes in interest rates and the resulting impact on investment income and interest expense. We have entered into interest-rate swap agreements with major financial institutions to convert our interest-rate exposure on some of our senior notes payable from fixed rates to variable rates, based on Secured Overnight Financing Rate (SOFR), to align interest costs more closely with floating interest rates received on our cash equivalents and investment securities Under the revolving credit agreements, at our option, we can borrow on either a competitive advance basis or a revolving credit basis. The revolving credit portion bears interest at either Term SOFR or the base rate plus a spread. The competitive advance portion of any borrowings will bear interest at market rates prevailing at the time of borrowing on either a fixed rate or a floating rate based on Term SOFR, at our option. There were no borrowings outstanding under our credit agreements at December 31, 2025 or December 31, 2024.

Interest rate risk also represents a market risk factor affecting our consolidated financial position due to our significant investment portfolio, consisting primarily of fixed maturity securities of investment-grade quality with a weighted average S&P credit rating of AA- at December 31, 2025. Our net unrealized loss position decreased $562 million from a net unrealized loss position of $1.4 billion at December 31, 2024 to a net unrealized loss position of $0.8 billion at December 31, 2025. At December 31, 2025, we had gross unrealized losses of $0.9 billion on our investment portfolio primarily due to an increase in market interest rates since the time the securities were purchased. We did not record any material credit allowances for debt securities that were in an unrealized loss position during 2025 and 2024. While we believe that these impairments will be recovered and we currently do not have the intent to sell such securities, given the current market conditions and the significant judgments involved, there is a continuing risk that future declines in fair value may occur and material realized losses from sales or credit loss impairments may be recorded in future periods.

Duration is the time-weighted average of the present value of the bond portfolio's cash flow. Duration is indicative of the relationship between changes in fair value and changes in interest rates, providing a general indication of the sensitivity of the fair values of our fixed maturity securities to changes in interest rates. However, actual fair values may differ significantly from estimates based on duration. The average duration of our investment portfolio, including cash and cash equivalents, was approximately 3.6 years as of December 31, 2025 and 3.8 years as of December 31, 2024. Based on the duration including cash equivalents, a 1% increase in interest rates would generally decrease the December 31, 2025 fair value of our securities by approximately $723 million.

We have also evaluated the impact on our investment income and interest expense resulting from a hypothetical change in interest rates of 100, 200, and 300 basis points over the next twelve-month period, as reflected in the following table. The evaluation was based on our investment portfolio, outstanding indebtedness, and outstanding swap contract portfolio at December 31, 2025 and 2024. Our investment portfolio consists of cash, cash equivalents, and investment securities. The modeling technique used to calculate the pro forma net change in pretax earnings considered the cash flows related to fixed income investments and debt, which are subject to interest rate changes during a prospective twelve-month period. This evaluation measures parallel shifts in interest rates and may not account for certain unpredictable events that may affect interest income, including unexpected changes of cash flows into and out of the portfolio, changes in the asset allocation, including shifts between taxable and tax-exempt securities, spread changes specific to various investment categories and the mix of short-term versus long-term debt. In the past ten years, changes in 10 year US treasury rates during the year have not exceeded 300 basis points, have changed between 200 and 300 basis points one time, have changed between 100 and 200 basis points five times, and have changed by less than 100 basis points four times.

	Increase (decrease) in pretax earnings given an interest rate decrease of X basis points			Increase (decrease) in pretax earnings given an interest rate increase of X basis points		
	(300)	(200)	(100)	100	200	300
	(in millions)					
As of December 31, 2025						
Investment income (a)	$ (286)	$ (196)	$ (97)	$ 98	$ 196	$ 294
Interest expense (b)	195	130	65	(65)	(130)	(195)
Pretax	$ (91)	$ (66)	$ (32)	$ 33	$ 66	$ 99
As of December 31, 2024						
Investment income (a)	$ (322)	$ (210)	$ (105)	$ 106	$ 207	$ 308
Interest expense (b)	123	82	41	(41)	(82)	(123)
Pretax	$ (199)	$ (128)	$ (64)	$ 65	$ 125	$ 185

(a) As of December 31, 2025 and 2024, none of our investments had interest rates below 1%.

(b) The interest rate under our senior notes, which represents 100% at December 31, 2025 and 2024, respectively, of total debt, is fixed, unaffected by changes in interest rates. We did not have any variable rate term loans at December 31, 2025 and December 31, 2024. There were no borrowings outstanding under the credit agreement at December 31, 2025 or December 31, 2024. There were no commercial paper outstanding under our commercial paper program at December 31, 2025 or December 31, 2024.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Humana Inc.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	**2024**
	(in millions, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,200	$ 2,221
Investment securities	15,703	18,214
Receivables, net of allowances of $108 in 2025 and $98 in 2024	3,270	2,704
Other current assets	9,560	6,676
Total current assets	32,733	29,815
Property and equipment, net	2,231	2,532
Long-term investment securities	493	421
Goodwill	9,686	9,631
Equity method investments	638	697
Other long-term assets	3,128	3,383
Total assets	$ 48,909	$ 46,479
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Benefits payable	$ 9,967	$ 10,440
Trade accounts payable and accrued expenses	5,717	5,259
Book overdraft	306	403
Unearned revenues	356	260
Short-term debt	—	577
Total current liabilities	16,346	16,939
Long-term debt	12,369	11,144
Other long-term liabilities	2,457	1,951
Total liabilities	31,172	30,034
Commitments and contingencies (Note 17)		
Stockholders' Equity:		
Preferred stock, $1 par; 10,000,000 shares authorized; none issued	—	—
Common stock, $0.16 2/3 par; 300,000,000 shares authorized; 198,719,321 shares issued at December 31, 2025 and 198,718,810 shares issued at December 31, 2024	33	33
Capital in excess of par value	3,600	3,463
Retained earnings	29,075	28,317
Accumulated other comprehensive loss	(633)	(1,067)
Treasury stock, at cost, 78,128,009 shares at December 31, 2025 and 78,077,195 shares at December 31, 2024	(14,418)	(14,371)
Total stockholders' equity	17,657	16,375
Noncontrolling interests	80	70
Total equity	17,737	16,445
Total liabilities and equity	$ 48,909	$ 46,479

The accompanying notes are an integral part of the consolidated financial statements.

Humana Inc.
CONSOLIDATED STATEMENTS OF INCOME

		For the year ended December 31,				
		2025		2024		2023
		(in millions, except per share results)				
Revenues:						
Premiums	$	122,825	$	112,104	$	101,272
Services		5,833		4,431		4,033
Investment income		1,006		1,226		1,069
Total revenues		129,664		117,761		106,374
Operating expenses:						
Benefits		110,812		100,664		88,394
Operating costs		15,450		13,696		13,188
Depreciation and amortization		698		839		779
Total operating expenses		126,960		115,199		102,361
Income from operations		2,704		2,562		4,013
Loss on sale of business		67		—		—
Interest expense		631		660		493
Other expense, net		451		181		137
Income before income taxes and equity in net losses		1,555		1,721		3,383
Provision for income taxes		250		413		836
Equity in net losses		(102)		(94)		(63)
Net income	$	1,203	$	1,214	$	2,484
Net (income) loss attributable to noncontrolling interests		(15)		(7)		5
Net income attributable to Humana	$	1,188	$	1,207	$	2,489
Basic earnings per common share	$	9.87	$	10.01	$	20.09
Diluted earnings per common share	$	9.84	$	9.98	$	20.00

The accompanying notes are an integral part of the consolidated financial statements.

Humana Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31,		
	2025	**2024**	**2023**
	(in millions)		
Net income attributable to Humana	$ 1,188	$ 1,207	$ 2,489
Other comprehensive (loss) income:			
Change in gross unrealized investment (losses) gains	622	(62)	372
Effect of income taxes	(142)	15	(85)
Total change in unrealized investment (losses) gains, net of tax	480	(47)	287
Reclassification adjustment for net realized (gains) losses included in investment income	(60)	(27)	25
Effect of income taxes	14	6	(7)
Total reclassification adjustment, net of tax	(46)	(21)	18
Other comprehensive (loss) income, net of tax	434	(68)	305
Comprehensive income attributable to Humana	$ 1,622	$ 1,139	$ 2,794

The accompanying notes are an integral part of the consolidated financial statements.

Humana Inc.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Capital In Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Issued Shares	Amount							
	(dollars in millions, share amounts in thousands)								
Balances, December 31, 2022	198,667	$ 33	$ 3,246	$ 25,492	$ (1,304)	$ (12,156)	$ 15,311	$ 59	$ 15,370
Net income				2,489			2,489	(5)	2,484
Distribution from noncontrolling interest holders, net								7	7
Acquisition								(5)	(5)
Other comprehensive income					305		305		305
Common stock repurchases	—		—			(1,586)	(1,586)		(1,586)
Dividends and dividend equivalents			—	(441)			(441)		(441)
Stock-based compensation			175				175		175
Restricted stock unit vesting	23	—	(80)			80	—		—
Stock option exercises	—	—	5			4	9		9
Balances, December 31, 2023	198,690	$ 33	$ 3,346	$ 27,540	$ (999)	$ (13,658)	$ 16,262	$ 56	$ 16,318
Net income				1,207			1,207	7	1,214
Distribution from noncontrolling interest holders, net							—	7	7
Other comprehensive loss					(68)		(68)		(68)
Common stock repurchases	—		—			(803)	(803)		(803)
Dividends and dividend equivalents			—	(430)			(430)		(430)
Stock-based compensation			207				207		207
Restricted stock unit vesting	29	—	(90)			90	—		—
Balances, December 31, 2024	198,719	$ 33	$ 3,463	$ 28,317	$ (1,067)	$ (14,371)	$ 16,375	$ 70	$ 16,445
Net income				1,188			1,188	15	1,203
Distribution to noncontrolling interest holders, net							—	(5)	(5)
Other comprehensive income					434		434		434
Common stock repurchases	—		—			(151)	(151)		(151)
Dividends and dividend equivalents			—	(430)			(430)		(430)
Stock-based compensation			241				241		241
Restricted stock unit vesting	—	—	(104)			104	—		—
Balances, December 31, 2025	198,719	$ 33	$ 3,600	$ 29,075	$ (633)	$ (14,418)	$ 17,657	$ 80	$ 17,737

The accompanying notes are an integral part of the consolidated financial statements.

Humana Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW

	For the year ended December 31,		
	2025	**2024**	**2023**
	(in millions)		
Cash flows from operating activities			
Net income	$ 1,203	$ 1,214	$ 2,484
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on sale of business	67	—	—
Loss (gain) on investment securities, net	50	(24)	54
Equity in net losses	102	94	63
Stock-based compensation	241	207	175
Depreciation	773	908	850
Amortization	51	60	67
Impairment of property and equipment	28	237	206
Impairment of indefinite-lived intangible assets	128	200	55
Deferred income taxes	75	(192)	(167)
Changes in operating assets and liabilities, net of effect of businesses acquired and dispositions:			
Receivables	(570)	(669)	(337)
Other assets	(2,173)	1,003	(1,318)
Benefits payable	(472)	199	915
Other liabilities	1,322	(373)	841
Unearned revenues	96	(6)	(20)
Other, net	—	108	113
Net cash provided by operating activities	921	2,966	3,981
Cash flows from investing activities			
Proceeds from sale of business, net	115	—	—
Acquisitions, net of cash and cash equivalents acquired	(81)	(89)	(233)
Purchases of property and equipment	(546)	(575)	(1,004)
Proceeds from sale of property and equipment	23	7	210
Changes in securities lending collateral receivable	(220)	(418)	—
Purchases of investment securities	(6,440)	(8,185)	(7,552)
Proceeds from maturities of investment securities	2,912	2,982	1,292
Proceeds from sales of investment securities	6,510	3,376	3,795
Other	—	(50)	—
Net cash provided by (used in) investing activities	2,273	(2,952)	(3,492)
Cash flows from financing activities			
(Payments) receipts from contract deposits, net	(1,076)	(1,933)	828
Proceeds from issuance of senior notes, net	1,481	2,232	2,544
Repayment of senior notes	(948)	(1,107)	(1,832)
(Repayments) proceeds from issuance of commercial paper, net	(5)	(907)	211
Proceeds from short-term borrowings	—	—	100
Repayment of short-term borrowings	—	—	(100)
Repayment of term loan	—	—	(500)
Debt issue costs	(5)	(7)	(7)
Common stock repurchases	(151)	(817)	(1,573)
Dividends paid	(430)	(431)	(431)
Changes in securities lending payable	220	418	—
Changes in rebate factor payable	(123)	123	—
Change in book overdraft	(97)	50	55
Other, net	(81)	(108)	(151)
Net cash used in financing activities	(1,215)	(2,487)	(856)
Increase (decrease) in cash and cash equivalents	1,979	(2,473)	(367)
Cash and cash equivalents at beginning of period	2,221	4,694	5,061
Cash and cash equivalents at end of period	$ 4,200	$ 2,221	$ 4,694

Humana Inc.
CONSOLIDATED STATEMENTS OF CASH FLOW—(Continued)

	For the year ended December 31,		
	2025	2024	2023
Supplemental cash flow disclosures:		(in millions)	
Interest payments	$ 628	$ 584	$ 394
Details of businesses acquired in purchase transactions:			
Fair value of assets acquired, net of cash acquired	$ 91	$ 124	$ 462
Less: Fair value of liabilities assumed	(10)	(35)	(234)
Less: Noncontrolling interests acquired	—	—	5
Cash paid for acquired businesses, net of cash acquired	$ 81	$ 89	$ 233

The accompanying notes are an integral part of the consolidated financial statements.

Humana Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY

Nature of Operations

Humana Inc., headquartered in Louisville, Kentucky, is committed to putting health first – for our teammates, our customers, and our company. Through our Humana insurance services, and our CenterWell health care services, we make it easier for the millions of people we serve to achieve their best health – delivering the care and service they need, when they need it. These efforts are leading to a better quality of life for Medicare and Medicaid participants, families, individuals, military service personnel, and communities at large. References throughout these notes to consolidated financial statements to “we,” “us,” “our,” “Company,” and “Humana,” mean Humana Inc. and its subsidiaries. We derived approximately 83% of our total premiums and services revenue from contracts with the federal government in 2025, including 14% related to our federal government contracts with the Centers for Medicare and Medicaid Services, or CMS, to provide health insurance coverage for individual Medicare Advantage members in Florida. CMS is the federal government’s agency responsible for administering the Medicare program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Our consolidated financial statements include the accounts of Humana Inc. and subsidiaries that the Company controls, including variable interest entities associated with medical practices for which we are the primary beneficiary. We do not own many of our medical practices but instead enter into exclusive management agreements with the affiliated Professional Associations, or P.A.s, that operate these medical practices. Based upon the provisions of these agreements, these affiliated P.A.s are variable interest entities and we are the primary beneficiary, and accordingly we consolidate the affiliated P.A.s. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The areas involving the most significant use of estimates are the estimation of benefits payable, the impact of risk adjustment provisions related to our Medicare contracts, the valuation and related impairment recognition of investment securities, and the valuation and related impairment recognition of long-lived assets, including goodwill and indefinite-lived intangible assets. These estimates are based on knowledge of current events and anticipated future events, and accordingly, actual results may ultimately differ materially from those estimates.

Employer Group Commercial Medical Products Business Exit

During 2025, we finalized our exit from the Employer Group Commercial Medical Products business, which included all fully insured, self-funded and Federal Employee Health Benefit medical plans, as well as associated wellness and rewards programs. No other Humana health plan offerings were materially affected. Following a strategic review, we determined the Employer Group Commercial Medical Products business was no longer positioned to sustainably meet the needs of commercial members over the long term or support our long-term strategic plans.

Value Creation Initiatives and Impairment Charges

In order to create capacity to fund growth in our businesses, we committed to drive additional value for the enterprise through cost saving and productivity initiatives. In addition, in response to sustained macroeconomic, regulatory and competitive pressures impacting the industry, we initiated a substantial multi-year transformation program designed to re-align our cost structure, operating model and technology footprint with evolving market conditions.

As a result of these initiatives, we recorded charges of $449 million, $281 million and $436 million in 2025, 2024 and 2023, respectively, primarily within operating costs in the consolidated statements of income. We expect to incur additional charges over the course of the program.

The value creation initiative charges primarily relate to $329 million, $25 million and $199 million in severance and other employee related charges in connection with workforce optimization in 2025, 2024 and 2023, respectively, as well as $40 million, $256 million and $237 million in asset impairments in 2025, 2024 and 2023, respectively. The remainder of the 2025 charges primarily relate to external consulting spend.

In addition, we recorded impairment charges of $253 million, $200 million and $91 million in 2025, 2024 and 2023, respectively. The impairment charges included impairment of indefinite-lived intangible assets for $128 million, $200 million and $55 million in 2025, 2024 and 2023, respectively, included within operating costs in our consolidated statements of income. The remaining impairment charges were included within investment income in our consolidated statements of income.

In addition to the value creation initiatives, we also recorded severance charges of $70 million in 2023 within operating costs in our consolidated statement of income as a result of our exit from the Employer Group Commercial Medical Products business.

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits, money market funds, commercial paper, other money market instruments, and certain U.S. Government securities with an original maturity of three months or less. Carrying value approximates fair value due to the short-term maturity of the investments.

Investment Securities

Investment securities, which consist of debt securities, are stated at fair value. Our debt securities have been categorized as available for sale. Debt securities available for current operations, as well as our equity securities, are classified as current assets, and debt securities available to fund our professional and other self-insurance liability requirements, as well as restricted statutory deposits, are classified as long-term assets. For the purpose of determining realized gross gains and losses for debt securities sold, that are included as a component of investment income in the consolidated statements of income, the cost of investment securities sold is based upon specific identification. Unrealized holding gains and losses for debt securities, net of applicable deferred taxes, are included in other comprehensive income or loss as a component of stockholders' equity until realized from a sale or an expected credit loss is recognized. For the purpose of determining gross gains and losses for equity securities, changes in fair value at the reporting date are included as a component of investment income in the consolidated statements of income.

Under the current expected credit losses model, or CECL, credit losses on available for sale debt securities are recognized through an allowance for credit losses rather than as reductions in the amortized cost of the securities. For debt securities whose fair value is less than their amortized cost which we do not intend to sell or are not required to sell, we evaluate the expected cash flows to be received as compared to amortized cost and determine if an expected credit loss has occurred. In the event of an expected credit loss, only the amount of the impairment associated with the expected credit loss is recognized in income with the remainder, if any, of the loss recognized in other comprehensive income. To the extent we have the intent to sell the debt security or it is more likely than not we will be required to sell the debt security before recovery of our amortized cost basis, we recognize an impairment loss in income in an amount equal to the full difference between the amortized cost basis and the fair value.

Potential expected credit loss impairment is considered using a variety of factors, including the extent to which the fair value has been less than cost; adverse conditions specifically related to the industry, geographic area or financial condition of the issuer or underlying collateral of a debt security; changes in the quality of the debt security's credit enhancement; payment structure of the debt security; changes in credit rating of the debt security by the rating agencies; failure of the issuer to make scheduled principal or interest payments on the debt security and changes in prepayment speeds. For debt securities, we take into account expectations of relevant market and economic data. For example, with respect to mortgage and asset-backed securities, such data includes underlying loan level data and structural features such as seniority and other forms of credit enhancements. We estimate the amount of the expected credit loss component of a debt security as the difference between the amortized cost and the present value of the expected cash flows of the security. The present value is determined using the best estimate of future cash flows discounted at the implicit interest rate at the date of purchase. The expected credit loss cannot exceed the full difference between the amortized cost basis and the fair value.

We participate in a securities lending program to optimize investment income. We loan certain investment securities for short periods of time in exchange for collateral initially equal to at least 102% of the fair value of the investment securities on loan. The fair value of the loaned investment securities is monitored on a daily basis, with additional collateral obtained or refunded as the fair value of the loaned investment securities fluctuates. The collateral, which may be in the form of cash or U.S. Government securities, is deposited by the borrower with an independent lending agent. Any cash collateral, which is reinvested by the lending agent primarily in short-term, highly liquid investments, is recorded as a securities lending collateral asset within other current assets on our consolidated balance sheet at the end of the reporting period. We record a corresponding liability to reflect our obligation to return the collateral within trade accounts payable and accrued expenses on our consolidated balance sheet at the end of the reporting period. Collateral received in the form of securities is not recorded in our consolidated balance sheets because, absent default by the borrower, we do not have the right to sell, pledge or otherwise reinvest securities collateral. Loaned securities continue to be carried as investment securities on the consolidated balance sheet at the end of the reporting period. Earnings on the invested cash collateral, net of expense, associated with the securities lending payable are recorded as investment income.

Receivables and Revenue Recognition

Our Medicare contracts with CMS renew annually. We generally establish one-year specialty membership contracts, subject to cancellation on a 30-day written notice. Our military services contracts with the federal government and certain contracts with various state Medicaid programs generally are multi-year contracts subject to annual renewal provisions.

Premiums Revenue

We receive monthly premiums from the federal government and various states according to government specified payment rates and various contractual terms. We bill and collect member premiums on a monthly basis. Changes in Medicare premium revenues resulting from the periodic changes in risk-adjustment scores derived from medical diagnoses for our membership are estimated by projecting the ultimate annual premium and recognized ratably during the year with adjustments each period to reflect changes in the ultimate premium. Receivables or payables are classified as current or long-term in our consolidated balance sheet based on the timing of the expected settlement.

Premiums revenue is estimated by multiplying the membership covered under the various contracts by the contractual rates. Premiums revenue is recognized as income in the period members are entitled to receive services, and is net of estimated uncollectible amounts, retroactive membership adjustments, and adjustments to recognize rebates under the minimum benefit ratios required under the Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010, which we collectively refer to as the Health Care Reform Law. Medicare Advantage and Medicaid products are subject to minimum benefit ratio requirements. Estimated calendar year rebates recognized ratably during the year are revised each period to reflect current experience. Retroactive membership adjustments result from enrollment changes not yet processed, or not yet reported by the federal government and various states. We routinely monitor the collectability of specific accounts, the aging of receivables, historical retroactivity trends, estimated rebates, as well as prevailing and anticipated economic conditions, and reflect any required adjustments in current operations. Premiums received prior to the service period are recorded as unearned revenues.

Medicare Part D

We cover prescription drug benefits in accordance with Medicare Part D under multiple contracts with CMS. The payments we receive monthly from CMS and members, which are determined from our annual bid, represent amounts for providing prescription drug insurance coverage. We recognize premiums revenue for providing this insurance coverage ratably over the term of our annual contract. Our CMS payment is subject to risk sharing through the Medicare Part D risk corridor provisions. Receipts for reinsurance, low-income cost subsidies, and manufacturer discounts on certain prescription drugs represent payments for prescription drug costs for which we are not at risk.

The risk corridor provisions compare costs targeted in our bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS making additional payments to us or require us to refund to CMS a portion of the premiums we received. As risk corridor provisions are considered in our overall annual bid process, we estimate and recognize an adjustment to premiums revenue related to these provisions based upon pharmacy claims experience. We record a receivable or payable at the contract level and classify the amount as current or long-term in our consolidated balance sheets based on the timing of expected settlement.

Reinsurance and low-income cost subsidies represent funding from CMS in connection with the Medicare Part D program for which we assume no risk. Reinsurance subsidies represent funding from CMS for its portion of prescription drug costs which exceed the member's out-of-pocket threshold, or the catastrophic coverage level. Low-income cost subsidies represent funding from CMS for all or a portion of the deductible, the coinsurance and co-payment amounts above the out-of-pocket threshold for low-income beneficiaries. Monthly prospective payments from CMS for reinsurance and low-income cost subsidies are based on assumptions submitted with our annual bid. A reconciliation and related settlement of CMS's prospective subsidies against actual prescription drug costs we paid is made after the end of the year. The Health Care Reform Law mandated consumer discounts of 75% on brand name and generic prescription drugs for Part D plan participants in the coverage gap prior to January 1, 2025. These discounts were funded by CMS and pharmaceutical manufacturers while we administered the application of these funds. Effective January 1, 2025, the Medicare Part D coverage gap was eliminated as mandated by the Inflation Reduction Act of 2022. The standard Part D benefit now comprises three phases: the deductible phase, the initial coverage phase and the catastrophic coverage phase. Beneficiaries' out-of-pocket expenses for covered prescription drugs are capped at $2,000, after which they incur no additional cost sharing for the remainder of the year. In addition, the Coverage Gap Discount Program was replaced by the Manufacturer Discount Program, requiring pharmaceutical manufacturers to provide discounts on brand name drugs during both the initial coverage and catastrophic phases.

We account for the funding of subsidies and discounts for which we assume no risk as a deposit in our consolidated balance sheets and as a financing activity under receipts (payments) from contract deposits, net in our consolidated statements of cash flows.

	2025	2024	2023
	(in millions)		
Part D subsidy/discount payments	$ (12,121)	$ (17,762)	$ (17,582)
Part D subsidy/discount reimbursements	11,119	15,921	18,353
Net (payments) reimbursements	$ (1,002)	$ (1,841)	$ 771

We do not recognize premiums revenue or benefit expenses for these subsidies or discounts. Receipt and payment activity is accumulated at the contract level and recorded in our consolidated balance sheets in other current assets or trade accounts payable and accrued expenses depending on the contract balance at the end of the reporting period.

Settlement of the reinsurance and low-income cost subsidies as well as the risk corridor payment is based on a reconciliation made approximately 9 months after the close of each calendar year. Settlement with CMS for brand name prescription drug discounts is based on a reconciliation made approximately 14 to 18 months after the close of each calendar year. We continue to revise our estimates with respect to the risk corridor provisions based on subsequent period pharmacy claims data. For additional information regarding amounts recorded to our consolidated balance sheets related to the risk corridor settlement and subsidies from CMS with respect to the Medicare Part D program, refer to Note 7.

Patient services revenue

Patient services include services related to pharmacy solutions, primary care, and home solutions and other services and capabilities to promote wellness and advance population health.

For our pharmacy solutions business, external pharmacy revenues include the cost of pharmaceuticals (net of rebates), a negotiated dispensing fee and customer co-payments for drugs dispensed through our CenterWell Pharmacy (our mail-order pharmacy business), CenterWell Specialty Pharmacy, and retail pharmacies jointly located within CenterWell Senior primary care clinics. Pharmacy products are billed to customers based on the number of transactions occurring during the billing period. Services revenues related to product revenues from dispensing prescriptions are recorded when the prescription or product is shipped.

Our primary care business recognizes revenues for certain value-based arrangements. Under these value-based arrangements, we enter into agreements with health plans to stand ready to deliver, integrate, direct and control the administration and management of certain health care services for our patients. In exchange, we receive a premium that is typically paid on a per member per month basis. These value-based arrangements represent a single performance obligation where revenues are recognized in the period in which we are obligated to provide integrated health care services to our patients. Fee-for-service revenue is recognized at agreed upon rates, net of contractual allowances, as the performance obligation is completed on the date of service.

For our home solutions business, revenues include net patient services revenue recorded based upon established billing rates, net of contractual allowances, discounts, or other implicit price concessions, and are recognized as performance obligations are satisfied, which is in the period services are rendered.

For the year ended December 31, 2025, revenue recognized from performance obligations related to prior periods (for example, due to changes in transaction price), was not material. Further, revenue expected to be recognized in any future year related to remaining performance obligations is not material.

Other services revenue

Services revenue includes the processing of claims, offering access to our provider networks and clinical programs, and responding to customer service inquiries from members of self-funded groups. Services revenue is recognized in the period services are performed and are net of estimated uncollectible amounts. We routinely monitor the collectability of specific accounts, the aging of receivables, as well as prevailing and anticipated economic conditions, and reflect any required adjustments in current operations. Services revenue received prior to the service period is recorded as unearned revenue.

Under our TRICARE contracts with the Department of Defense (DoD) we provide administrative services, including offering access to our provider networks and clinical programs, claim processing, customer service, enrollment, and other services, while the federal government retains all of the risk of the cost of health benefits. We account for revenues under our contracts net of estimated health care costs similar to an administrative services fee only agreement. Our contracts include fixed administrative services fees and incentive fees and penalties. Administrative services fees are recognized as services are performed.

Our TRICARE members are served by both in-network and out-of-network providers in accordance with our contracts. We pay health care costs related to these services to the providers and are subsequently reimbursed by the DoD for such payments. We account for the payments of the federal government's claims and the related reimbursements under deposit accounting in our consolidated balance sheets and as a financing activity under receipts (payments) from contract deposits, net in our consolidated statements of cash flows.

		2025		2024		2023
			(in millions)			
Health care cost payments	$	(5,641)	$	(7,477)	$	(7,073)
Health care cost reimbursements		5,567		7,385		7,130
Net (payments) reimbursements	$	(74)	$	(92)	$	57

Receivables

Receivables, including premium receivables, patient services revenue receivables, and other services revenue receivables, are shown net of allowances for estimated uncollectible accounts, retroactive membership adjustments, and contractual allowances.

At December 31, 2025 and 2024, accounts receivable related to services were $367 million and $360 million, respectively. For the years ended December 31, 2025, 2024 and 2023, we had no material bad-debt expense and there were no material contract assets, contract liabilities or deferred contract costs recorded on the consolidated balance sheet at December 31, 2025 and 2024.

Other Current Assets

Other current assets include amounts associated with Medicare Part D, rebates due from pharmaceutical manufacturers and other amounts due within one year. We accrue pharmaceutical rebates as they are earned based on contractual terms and usage of the product. The balance of pharmaceutical rebates receivable was $1.9 billion and $1.7 billion at December 31, 2025 and 2024, respectively.

In October 2024, we entered an uncommitted receivables purchase facility, or the Facility, under which certain pharmaceutical rebate receivables may be sold on a non-recourse basis to a financial institution. Although the sale is made without recourse, we provide collection services related to the transferred assets without compensation. The Facility's initial total capacity was $1.19 billion with a one year term, unless terminated early or extended. In October 2025, we extended the Facility for an additional one year term and updated its capacity to $1.09 billion. As control of, and risk related to, the receivables are transferred to the financial institution, the transactions under the Facility are accounted for as a true sale. The derecognition of our receivables transferred to a financial institution reduce our net pharmaceutical rebate receivable balance included in "Other current assets" on our accompanying consolidated balance sheets and generate a loss on discounted receivables included in "Operating costs" on our accompanying consolidated statements of income. As servicer of the purchased receivables, we establish a payable to the financial institution included in "Trade accounts payable and accrued expenses" on our accompanying consolidated balance sheets for rebates collected from manufacturers not yet remitted to the financial institution. Cash proceeds from the sale of receivables to the financial institution are classified as an operating activity included in "Changes in other assets" and rebates collected from manufacturers not yet remitted to the financial institution are classified as a financing activity included in "Changes in rebate factor payable" on our accompanying consolidated statement of cash flows. For the year ended December 31, 2025, we sold $1.5 billion of pharmaceutical rebate receivables under the Facility and the loss on discounted receivables was not material. During 2025, we collected $1.0 billion, of the $1.5 billion sold, from manufacturers and remitted back to the financial institution. For the year ended December 31, 2024, we sold $639 million of pharmaceutical rebate receivables under the Facility and the loss on discounted receivables was not material. As of December 31, 2024, we collected $168 million from manufacturers, $123 million of which had not been remitted to the financial institution. During 2025, the $123 million was remitted back to the financial institution and the remaining $471 million receivables sold were collected from the manufacturers and remitted back to the financial institution.

Policy Acquisition Costs

Policy acquisition costs are those costs that relate directly to the successful acquisition of new and renewal insurance policies. Such costs include commissions, costs of policy issuance and underwriting, and other costs we incur to acquire new business or renew existing business. We expensed policy acquisition costs related to our

Medicare Advantage prepaid health services policies as incurred. These short-duration Medicare Advantage prepaid health services policies typically have a 1-year term and may be canceled upon 30 days notice.

Long-Lived Assets

Property and equipment is recorded at cost. Gains and losses on sales or disposals of property and equipment are included in operating costs in our consolidated income statements. Certain costs related to the development or purchase of internal-use software are capitalized. Depreciation is computed using the straight-line method over estimated useful lives ranging from 3 to 10 years for equipment, 3 to 5 years for computer software, and 10 to 20 years for buildings. Improvements to leased facilities are depreciated over the shorter of the remaining lease term or the anticipated life of the improvement.

We periodically review long-lived assets, including property and equipment and other definite-lived intangible assets, for impairment whenever adverse events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Losses are recognized for a long-lived asset to be held and used in our operations when the undiscounted future cash flows expected to result from the use of the asset are less than its carrying value. We recognize an impairment loss based on the excess of the carrying value over the fair value of the asset. A long-lived asset held for sale is reported at the lower of the carrying amount or fair value less costs to sell. Depreciation expense is not recognized on assets held for sale. Losses are recognized for a long-lived asset to be abandoned when the asset ceases to be used. In addition, we periodically review the estimated lives of all long-lived assets for reasonableness.

Equity Method Investments

We use the equity method of accounting for equity investments in companies where we are able to exercise significant influence, but not control, over operating and financial policies of the investee. Judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, organizational structure, participation in policy-making decisions and material intra-entity transactions.

Generally, under the equity method, original investments in these entities are recorded at cost and subsequently adjusted by our share of equity in income or losses after the date of acquisition as well as capital contributions to and distributions from these companies. Our proportionate share of the net income or loss of these companies is included in consolidated net income. Investment amounts in excess of our share of an investee's net assets are amortized over the life of the related asset creating the excess. Excess goodwill is not amortized.

We evaluate equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when reviewing an equity method investment for impairment include the length of time (duration) and the extent (severity) to which the fair value of the equity method investment has been less than carrying value, the investee's financial condition and near-term prospects and the intent and ability to hold the investment for a period of time sufficient to allow for anticipated recovery. An impairment that is other-than-temporary is recognized in the period identified.

For additional information regarding our equity method investments, refer to Note 4.

Goodwill and Intangible Assets

Goodwill represents the unamortized excess of cost over the fair value of the net tangible and other intangible assets acquired. We are required to test at least annually for impairment at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. A reporting unit either is our operating segments or one level below the operating segments, referred to as a component, which comprise our reportable segments. A component is considered a reporting unit if the component constitutes a business for which discrete financial information is available that is regularly reviewed by management. We aggregate the components of an operating segment into one reporting unit if they have similar economic characteristics. Goodwill is assigned to the reporting units that are expected to benefit from the specific synergies of the business combination.

We perform a quantitative assessment to review goodwill for impairment to determine both the existence and amount of goodwill impairment, if any. Impairment tests are performed, at a minimum, in the fourth quarter of each year supported by our long-range business plan and annual planning process. We rely on an evaluation of future discounted cash flows to determine fair value of our reporting units. The fair value of our reporting units with significant goodwill exceeded carrying amounts. However, unfavorable changes in key assumptions or combinations of assumptions including a significant increase in the discount rate, decrease in the long-term growth rate or substantial reduction in our underlying cash flow assumptions, including revenue expectations and growth rates, operating cost trends, and projected operating income could have a significant negative impact on the estimated fair value of our home solutions reporting unit, which accounted for $4.4 billion of goodwill. Impairment tests completed for 2025, 2024, and 2023 did not result in an impairment loss.

Intangible assets with indefinite lives relate to Certificate of Needs (CON) and Medicare licenses acquired as part of our acquisition of CenterWell Home Health (formerly Kindred at Home) are included within other long-term assets in the consolidated balance sheet at December 31, 2025 and December 31, 2024. We are required to annually compare the fair values of other indefinite-lived intangible assets to their carrying amounts. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values of indefinite-lived intangible assets are determined based on the income approach. For our CON intangible assets, unfavorable changes in key assumptions or combinations of assumptions, including a significant increase in the discount rate, decrease in the long-term growth rate or substantial reduction in the underlying cash flow assumptions, including revenue growth rates, operating cost trends, and projected operating income could have a significant negative impact on the estimated fair value of our CON intangible assets, which account for $790 million of our intangible assets. Impairment tests completed on our indefinite-lived intangible assets for 2025, 2024 and 2023 resulted in impairment charges of $128 million, $200 million and $55 million, respectively. These charges reflect the amount by which the carrying value exceeded its estimated fair value. The fair values of the assets were measured using Level 3 inputs, such as projected revenues and operating cash flows.

Definite-lived intangible assets primarily relate to acquired customer contracts/relationships and are included with other long-term assets in the consolidated balance sheets. Definite-lived intangible assets are amortized over the useful life generally using the straight-line method. We review definite-lived intangible assets for impairment under our long-lived asset policy.

Benefits Payable and Benefits Expense Recognition

Benefits expense includes claim payments, capitation payments, pharmacy costs net of rebates, allocations of certain centralized expenses and various other costs incurred to provide health insurance coverage to members, as well as estimates of future payments to hospitals and others for medical care and other supplemental benefits provided on or prior to the balance sheet date. Capitation payments represent monthly contractual fees disbursed to primary care and other providers who are responsible for providing medical care to members. Pharmacy costs represent payments for members' prescription drug benefits, net of rebates from drug manufacturers. Receivables for such pharmacy rebates are included in other current assets in our consolidated balance sheets. Other supplemental benefits include dental, vision, and other supplemental health products.

We estimate the costs of our benefits expense payments using actuarial methods and assumptions based upon claim payment patterns, medical cost inflation, historical developments such as claim inventory levels and claim receipt patterns, and other relevant factors, and record benefit reserves for future payments. We continually review estimates of future payments relating to claims costs for services incurred in the current and prior periods and make necessary adjustments to our reserves.

Benefits expense is recognized in the period in which services are provided and includes an estimate of the cost of services which have been incurred but not yet reported, or IBNR. Our reserving practice is to consistently recognize the actuarial best point estimate within a level of confidence required by actuarial standards. Actuarial standards of practice generally require a level of confidence such that the liabilities established for IBNR have a greater probability of being adequate versus being insufficient. Therefore, in many situations, the claim amounts ultimately settled will be less than the estimate that satisfies the actuarial standards of practice.

We develop our estimate for IBNR using actuarial methodologies and assumptions, primarily based upon historical claim experience. Depending on the period for which incurred claims are estimated, we apply a different method in determining our estimate. For periods prior to the most recent two months, a completion factor method uses historical paid claims patterns to estimate the percentage of claims incurred during a given period that have historically been adjudicated as of the reporting period. Changes in claim inventory levels and known changes in claim payment processes are taken into account in these estimates. For the most recent two months, the incurred claims are estimated primarily from a trend analysis based upon per member per month claims trends developed from our historical experience in the preceding months, adjusted for known changes in estimates of hospital admissions, recent hospital and drug utilization data, provider contracting changes, changes in benefit levels, changes in member cost sharing, changes in medical management processes, product mix, and workday seasonality.

The completion factor method is used for the months of incurred claims prior to the most recent two months because the historical percentage of claims processed for those months is at a level sufficient to produce a consistently reliable result. Conversely, for the most recent two months of incurred claims, the volume of claims processed historically is not at a level sufficient to produce a reliable result, which therefore requires us to examine historical trend patterns as the primary method of evaluation. Changes in claim processes, including recoveries of overpayments, receipt cycle times, claim inventory levels, outsourcing, system conversions, and processing disruptions due to weather or other events affect views regarding the reasonable choice of completion factors. Claim payments to providers for services rendered are often net of overpayment recoveries for claims paid previously, as contractually allowed. Claim overpayment recoveries can result from many different factors, including retroactive enrollment activity, audits of provider billings, and/or payment errors. Changes in patterns of claim overpayment recoveries can be unpredictable and result in completion factor volatility, as they often impact older dates of service. The receipt cycle time measures the average length of time between when a medical claim was initially incurred and when the claim form was received. Increases in electronic claim submissions from providers decrease the receipt cycle time. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claim may be more (less) complete than originally estimated using our completion factors, which may result in reserves that are higher (lower) than required.

Medical cost trends potentially are more volatile than other segments of the economy. The drivers of medical cost trends include increases in the utilization of hospital facilities, physician services, new higher priced technologies and medical procedures, and new prescription drugs and therapies, as well as the inflationary effect on the cost per unit of each of these expense components. Other external factors such as government-mandated benefits or other regulatory changes, the tort liability system, increases in medical services capacity, direct to consumer advertising for prescription drugs and medical services, an aging population, lifestyle changes including diet and smoking, catastrophes, public health emergencies, epidemics and pandemics (such as COVID-19) also may impact medical cost trends. Internal factors such as system conversions, claims processing cycle times, changes in medical management practices and changes in provider contracts also may impact our ability to accurately predict estimates of historical completion factors or medical cost trends. All of these factors are considered in estimating IBNR and in estimating the per member per month claims trend for purposes of determining the reserve for the most recent two months. Additionally, we continually prepare and review follow-up studies to assess the reasonableness of the estimates generated by our process and methods over time. The results of these studies are also considered in determining the reserve for the most recent two months. Each of these factors requires significant judgment by management.

We reassess the profitability of our contracts for providing insurance coverage to our members when current operating results or forecasts indicate probable future losses. We establish a premium deficiency reserve in current operations to the extent that the sum of expected future costs, claim adjustment expenses, and maintenance costs exceeds related future premiums under contracts. For purposes of determining premium deficiencies, contracts are grouped in a manner consistent with our method of acquiring, servicing, and measuring the profitability of such contracts. Losses recognized as a premium deficiency result in a beneficial effect in subsequent periods as operating losses under these contracts are charged to the liability previously established. Because the majority of our member contracts renew annually, we would not record a material premium deficiency reserve, except when unanticipated adverse events or changes in circumstances indicate otherwise.

We believe our benefits payable are adequate to cover future claims payments required. However, such estimates are based on knowledge of current events and anticipated future events. Therefore, the actual liability could differ materially from the amounts provided.

Future policy benefits payable

Future policy benefits payable includes liabilities for long-duration insurance policies primarily related to certain blocks of insurance assumed in acquisitions, primarily life and annuities in run-off status, and are included in our consolidated balance sheet within other long-term liabilities. Most of these policies are subject to reinsurance. For additional information regarding reinsurance, refer to Note 19.

Book Overdraft

Under our cash management system, checks issued but not yet presented to banks that would result in negative bank balances when presented are classified as a current liability in the consolidated balance sheets. Changes in book overdrafts from period to period are reported in the consolidated statement of cash flows as a financing activity.

Income Taxes

We recognize an asset or liability for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the consolidated financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. We also recognize the future tax benefits such as net operating and capital loss carryforwards as deferred tax assets. A valuation allowance is provided against these deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Future years' tax expense may be increased or decreased by adjustments to the valuation allowance or to the estimated accrual for income taxes. Deferred tax assets and deferred tax liabilities are further adjusted for changes in the enacted tax rates.

We record tax benefits when it is more likely than not that the tax return position taken with respect to a particular transaction will be sustained. A liability, if recorded, is not considered resolved until the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired, or the tax position is ultimately settled through examination, negotiation, or litigation. We classify interest and penalties associated with uncertain tax positions in our provision for income taxes.

Noncontrolling Interests

The consolidated financial statements include all assets, liabilities, revenues and expenses of less than 100% owned affiliates that we control. Accordingly, we record noncontrolling interests in the earnings and equity of such entities. We record adjustments to noncontrolling interests for the allocable portion of income or loss to which the noncontrolling interest holders are entitled based upon their portion of the subsidiaries they own. Distributions to holders of noncontrolling interests are adjusted to the respective noncontrolling interest holders' balances. Noncontrolling interests, which relate to the minority ownership held by third-party investors in certain of our businesses within our Insurance and CenterWell segments, are reported below net income under the heading "Net (income) loss attributable to noncontrolling interests" in the consolidated statements of income and presented as a component of equity in the consolidated balance sheets.

Stock-Based Compensation

We generally recognize stock-based compensation expense, as determined on the date of grant at fair value, on a straight-line basis over the period during which an employee is required to provide service in exchange for the award (the vesting period). In addition, for awards with both time and performance-based conditions, we generally recognize compensation expense on a straight line basis over the vesting period when it is probable that the performance condition will be achieved. We estimate expected forfeitures and recognize compensation expense only for those awards which are expected to vest. We estimate the grant-date fair value of stock options using the Black-Scholes option-pricing model.

For additional information regarding our stock-based compensation plans, refer to Note 14.

Earnings Per Common Share

We compute basic earnings per common share on the basis of the weighted-average number of unrestricted common shares outstanding. Diluted earnings per common share is computed on the basis of the weighted-average number of unrestricted common shares outstanding plus the dilutive effect of outstanding employee stock options and restricted shares, or units, using the treasury stock method.

For additional information regarding our earnings per share, refer to Note 15.

Fair Value

Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include securities that are traded in an active exchange market.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments as well as debt securities whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting our own assumptions about the assumptions market participants would use as well as those requiring significant management judgment.

Fair value of actively traded debt and equity securities are based on quoted market prices. Fair value of other debt securities are based on quoted market prices of identical or similar securities or based on observable inputs like interest rates generally using a market valuation approach, or, less frequently, an income valuation approach and are generally classified as Level 2. Fair value of privately held investment grade debt securities are estimated using a variety of valuation methodologies, including both market and income approaches, where an observable quoted market does not exist and are generally classified as Level 3. For privately-held investment grade debt securities, such methodologies include reviewing the value ascribed to the most recent financing, comparing the security with securities of publicly-traded companies in similar lines of business with similar credit characteristics, and reviewing the underlying financial performance including estimating discounted cash flows.

We obtain at least one price for each security from a third-party pricing service. These prices are generally derived from recently reported trades for identical or similar securities, including adjustments through the reporting date based upon observable market information. When quoted prices are not available, the third-party pricing service may use quoted market prices of comparable securities or discounted cash flow analysis, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include benchmark yields, reported trades, credit spreads, broker quotes, default rates, and prepayment speeds. We are responsible for the determination of fair value and as such we perform analysis on the prices received from the third-party pricing service to determine whether the prices are reasonable estimates of fair value. Our analysis includes a review of monthly price fluctuations as well as a quarterly comparison of the prices received from the pricing service to prices reported by our third-party investment adviser. In addition, on a quarterly basis we examine the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels, and various durations.

Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update No. 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures, effective for annual 2025 year-end financial statements. The updated guidance requires additional disclosure and disaggregated information in the income tax rate reconciliation along with qualitative explanation of individually significant reconciling items. The updated guidance also requires disclosure of the income taxes paid (net of refunds received) disaggregated by jurisdiction. Our income tax footnote was updated to reflect the adoption of the standard, which did not have a material impact on our disclosures.

Accounting Pronouncements Effective in Future Periods

In November 2024, the FASB issued Accounting Standards Update No. 2024-03 — Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new guidance requires significant additional disclosures disaggregating certain costs and expenses including purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The new guidance requires prospective application (with retrospective application permitted). The new guidance will be effective for us beginning with our annual 2027 year-end financial statements, with early adoption permitted. We are currently evaluating the impact on our disclosures.

In September 2025, the FASB issued Accounting Standards Update No. 2025-06 — Intangibles — Goodwill and Other — Internal Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The new guidance modernizes consideration of different methods of software development, updating the requirements for capitalization of software costs. The new guidance requires prospective application (with retrospective application permitted). The new guidance will be effective for us beginning with our interim 2028 financial statements, with early adoption permitted. We are currently evaluating the impact on our consolidated results of operations, financial position, and cash flows.

There are no other recently issued accounting standards that apply to us or that are expected to have a material impact on our results of operations, financial condition, or cash flows.

3. ACQUISITIONS AND DIVESTITURES

During 2025, 2024, and 2023, we acquired various health and wellness related businesses, and divested of a business during 2025, that individually or in the aggregate, have not had a material impact on our results of operations, financial condition, or cash flows. The results of operations and financial condition of these businesses acquired have been included in our consolidated statements of income and consolidated balance sheets from the respective acquisition dates. Acquisition and divestiture related costs recognized in 2025, 2024 and 2023 were not material to our results of operations. For asset acquisitions, the goodwill acquired is partially amortizable as deductible expenses for tax purposes. The pro forma financial information assuming the acquisitions had occurred as of the beginning of the calendar year prior to the year of acquisition, as well as the revenues and earnings generated during the year of acquisition, was not material for disclosure purposes.

On February 13, 2026, we completed the acquisition of a primary care business for consideration of approximately $941 million.

4. EQUITY METHOD INVESTMENTS

We completed the sale of a 60% interest in Gentiva Hospice on August 11, 2022 and we account for our remaining minority ownership in Gentiva Hospice using the equity method of accounting. At December 31, 2025 and 2024, we owned approximately 35%. This investment was reflected in equity method investments in our December 31, 2025 and 2024 consolidated balance sheets, with our share of loss reported as equity in net losses in our consolidated statements of income for the years ended December 31, 2025, 2024, and 2023.

The summarized balance sheets at December 31, 2025 and 2024 and statements of income for the years ended December 31, 2025, 2024, and 2023 of Gentiva Hospice were as follows:

Balance sheets	December 31, 2025	December 31, 2024
	(in millions)	
Current assets	$ 430	$ 407
Non-current assets	3,922	3,957
Current liabilities	327	413
Non-current liabilities	2,690	2,483
Shareholders' equity	1,335	1,468

Statements of income	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
	(in millions)		
Revenues	$ 2,054	$ 1,994	$ 1,850
Expenses	2,138	2,086	1,873
Net loss	(84)	(92)	(23)

Our primary care business previously entered into a strategic partnership with Welsh, Carson, Anderson & Stowe, or WCAS, to accelerate the expansion of our primary care model through the development of clinics. As of December 31, 2025, there were 146 primary care clinics operating under the partnership. In addition, the agreements include a series of put and call options through which WCAS may require us to purchase their interest in the entity, and through which we may acquire WCAS's interest, over the next 1 to 9 years. We have the option to purchase the first two cohorts of clinics in 2026 for approximately $1.0 billion to $1.5 billion based on current projections. All existing cohorts can be called by us from 2026 to 2033 or put to us by WCAS from 2027 to 2034 and could require $3.0 billion to $5.0 billion to purchase based on current projections. These estimates are dependent on multiple factors including the actual timing of when the put or call options are exercised, expected revenue growth at each center within the respective cohort and future capital contributions, among other factors. For additional information on inputs relevant to these put and call options, refer to Note 6.

Other equity method investments

We have several other individually immaterial equity method investments included within equity method investments in our consolidated balance sheets as of December 31, 2025 and 2024 with our share of income or loss reported as equity in net losses in our consolidated statements of income for the years ended December 31, 2025, 2024 and 2023.

5. INVESTMENT SECURITIES

Investment securities classified as current and long-term were as follows at December 31, 2025 and 2024, respectively:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
					(in millions)			
December 31, 2025								
U.S. Treasury and other U.S. government corporations and agencies:								
U.S. Treasury and agency obligations	$	2,314	$	3	$	(39)	$	2,278
Mortgage-backed securities		3,980		7		(336)		3,651
Tax-exempt municipal securities		442		—		(14)		428
Mortgage-backed securities:								
Residential		434		—		(46)		388
Commercial		1,058		1		(47)		1,012
Asset-backed securities		791		4		(12)		783
Corporate debt securities		7,998		31		(373)		7,656
Total debt securities	$	17,017	$	46	$	(867)		16,196
December 31, 2024								
U.S. Treasury and other U.S. government corporations and agencies:								
U.S. Treasury and agency obligations	$	3,336	$	1	$	(110)	$	3,227
Mortgage-backed securities		4,504		—		(509)		3,995
Tax-exempt municipal securities		548		—		(22)		526
Mortgage-backed securities:								
Residential		586		—		(64)		522
Commercial		1,290		1		(85)		1,206
Asset-backed securities		1,424		3		(24)		1,403
Corporate debt securities		8,330		21		(595)		7,756
Total debt securities	$	20,018	$	26	$	(1,409)		18,635

We own certain corporate debt securities of Gentiva Hospice. The book value and fair value are $381 million and $383 million, respectively, at December 31, 2025. The book value and fair value were $381 million and $396 million, respectively, at December 31, 2024.

We participate in a securities lending program where we loan certain investment securities for short periods of time in exchange for collateral, consisting of cash or U.S. Government securities, initially equal to at least 102% of the fair value of the investment securities on loan. Collateral with a fair value of $638 million was held at December 31, 2025. At December 31, 2025, collateral from lending our investment securities was reinvested in short-term, highly liquid assets. In addition, we participated in non-cash securities lending with a fair value of $193 million at December 31, 2025.

Gross unrealized losses and fair values aggregated by investment category and length of time of individual debt securities that have been in a continuous unrealized loss position for which no allowances for credit loss has been recorded were as follows at December 31, 2025 and 2024, respectively:

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in millions)					
December 31, 2025						
U.S. Treasury and other U.S. government corporations and agencies:						
U.S. Treasury and agency obligations	$ 643	$ (7)	$ 857	$ (32)	$ 1,500	$ (39)
Mortgage-backed securities	593	(3)	2,373	(333)	2,966	(336)
Tax-exempt municipal securities	51	—	347	(14)	398	(14)
Mortgage-backed securities:						
Residential	10	—	321	(46)	331	(46)
Commercial	77	—	794	(47)	871	(47)
Asset-backed securities	85	—	263	(12)	348	(12)
Corporate debt securities	872	(6)	3,785	(367)	4,657	(373)
Total debt securities	$ 2,331	$ (16)	$ 8,740	$ (851)	$ 11,071	$ (867)
December 31, 2024						
U.S. Treasury and other U.S. government corporations and agencies:						
U.S. Treasury and agency obligations	$ 2,343	$ (68)	$ 456	$ (42)	$ 2,799	$ (110)
Mortgage-backed securities	1,766	(50)	2,203	(459)	3,969	(509)
Tax-exempt municipal securities	97	(1)	405	(21)	502	(22)
Mortgage-backed securities:						
Residential	130	(2)	343	(62)	473	(64)
Commercial	58	(1)	992	(84)	1,050	(85)
Asset-backed securities	419	(5)	436	(19)	855	(24)
Corporate debt securities	2,385	(51)	4,269	(544)	6,654	(595)
Total debt securities	$ 7,198	$ (178)	$ 9,104	$ (1,231)	$ 16,302	$ (1,409)

Approximately 97% of our debt securities were investment-grade quality, with a weighted average credit rating of AA- by Standard & Poor's Rating Service, or S&P at December 31, 2025. Our remaining debt securities below investment grade were primarily rated B. Tax-exempt municipal securities were diversified among general obligation bonds of states and local municipalities in the United States as well as special revenue bonds issued by municipalities to finance specific public works projects such as utilities, water and sewer, transportation, or education. Our general obligation bonds are diversified across the United States with no individual state exceeding approximately 1% of our total debt securities. Our investment policy limits investments in a single issuer and requires diversification among various asset types.

Our unrealized losses from all debt securities were generated from approximately 1,150 positions out of a total of approximately 2,110 positions at December 31, 2025. All issuers of debt securities we own that were trading at an unrealized loss at December 31, 2025 remain current on all contractual payments. After taking into account these and other factors previously described, we believe these unrealized losses primarily were caused by an increase in market interest rates in the current markets since the time these debt securities were purchased. At December 31, 2025, we did not intend to sell any debt securities with an unrealized loss position in accumulated other comprehensive income, and it is not likely that we will be required to sell these debt securities before recovery of their amortized cost basis. Additionally, we did not record any material credit allowances for debt securities that were in an unrealized loss position at December 31, 2025, 2024 or 2023.

The detail of (losses) gains related to investment securities and included within investment income was as follows for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
	(in millions)		
Gross gains on investment securities	$ 82	$ 37	$ 46
Gross losses on investment securities	(132)	(13)	(101)
Gross gains on equity securities	—	—	1
Gross losses on equity securities	—	—	—
Net recognized (losses) gains on investment securities	$ (50)	$ 24	$ (54)

Gains and losses recognized related to equity securities for the years ended December 31, 2025, 2024, and 2023 were not material.

The contractual maturities of debt securities available for sale at December 31, 2025, regardless of their balance sheet classification, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(in millions)	
Due within one year	$ 1,003	$ 999
Due after one year through five years	4,407	4,327
Due after five years through ten years	4,037	3,921
Due after ten years	1,307	1,115
Mortgage and asset-backed securities	6,263	5,834
Total debt securities	$ 17,017	$ 16,196

6. FAIR VALUE

Financial Assets

The following table summarizes our fair value measurements at December 31, 2025 and 2024, respectively, for financial assets measured at fair value on a recurring basis:

		Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets (Level 1)**	**Other Observable Inputs (Level 2)**	**Unobservable Inputs (Level 3)**
		(in millions)		
December 31, 2025				
Cash equivalents	$ 3,945	$ 3,945	$ —	$ —
Debt securities:				
U.S. Treasury and other U.S. government corporations and agencies:				
U.S. Treasury and agency obligations	2,278	—	2,278	—
Mortgage-backed securities	3,651	—	3,651	—
Tax-exempt municipal securities	428	—	428	—
Mortgage-backed securities:				
Residential	388	—	388	—
Commercial	1,012	—	996	16
Asset-backed securities	783	—	656	127
Corporate debt securities	7,656	—	7,359	297
Total debt securities	16,196	—	15,756	440
Securities lending invested collateral	638	638	—	—
Total invested assets	$ 20,779	$ 4,583	$ 15,756	$ 440
December 31, 2024				
Cash equivalents	$ 2,048	$ 2,048	$ —	$ —
Debt securities:				
U.S. Treasury and other U.S. government corporations and agencies:				
U.S. Treasury and agency obligations	3,227	—	3,227	—
Mortgage-backed securities	3,995	—	3,995	—
Tax-exempt municipal securities	526	—	526	—
Mortgage-backed securities:				
Residential	522	—	522	—
Commercial	1,206	—	1,199	7
Asset-backed securities	1,403	—	1,330	73
Corporate debt securities	7,756	—	7,514	242
Total debt securities	18,635	—	18,313	322
Securities lending invested collateral	418	418	—	—
Total invested assets	$ 21,101	$ 2,466	$ 18,313	$ 322

Our Level 3 assets had a fair value of $440 million, or 2.1% of total invested assets, and $322 million, or 1.5% of total invested assets, at December 31, 2025 and 2024, respectively. During the years ended December 31, 2025 and 2024, the changes in the fair value of the assets measured using significant unobservable inputs (Level 3) were comprised of the following:

| | 2025 | | | | 2024 | | | |
	Mortgage-backed securities: Commercial	Asset-backed securities	Corporate debt securities	Total	Mortgage-backed securities: Commercial	Asset-backed securities	Corporate debt securities	Total
	(in millions)				(in millions)			
Beginning balance at January 1	$ 7	$ 73	$ 242	$ 322	$ 4	$ 38	$ 176	$ 218
Total gains or losses:								
Realized in earnings	—	—	—	—	(1)	—	—	(1)
Unrealized in other comprehensive income	—	1	8	9	—	—	(1)	(1)
Purchases	9	55	64	128	6	36	72	114
Sales	—	—	—	—	(2)	—	(1)	(3)
Settlements	—	(2)	(17)	(19)	—	(1)	(4)	(5)
Transfers Out	—	—	—	—	—	—	—	—
Transfers In	—	—	—	—	—	—	—	—
Balance at December 31	$ 16	$ 127	$ 297	$ 440	$ 7	$ 73	$ 242	$ 322

Interest Rate Swaps

We have entered into interest-rate swap agreements with major financial institutions to convert our interest-rate exposure on some of our senior notes payable from fixed rates to variable rates, based on Secured Overnight Financing Rate (SOFR), to align interest costs more closely with floating interest rates received on our cash equivalents and investment securities. These swap agreements were qualified and designated as a fair value hedge. Our interest rate swaps are recognized in other assets or other liabilities, as appropriate, in our consolidated balance sheets at fair value as of the reporting date. Our interest rate swaps are highly effective at reflecting the fair value of our hedged fixed rate senior notes payable. We utilize market-based financing rates, forward yield curves and discount rates in determining fair value of these swaps at each reporting date, a Level 2 measure within the fair value hierarchy. The cumulative, aggregate increase to the carrying value of the senior notes was approximately $6 million at December 31, 2025. Our swap positions at December 31, 2025 included swap assets of $57 million included within other long-term assets on our consolidated balance sheet, and swap liabilities of $51 million included within other long-term liabilities on our consolidated balance sheet. The cumulative, aggregate adjustment to the carrying value of the senior notes was a decrease of approximately $129 million at December 31, 2024. Our swap positions at December 31, 2024 included swap liabilities of $129 million, included within other long-term liabilities on our consolidated balance sheet. We include the gain or loss on the swap agreements in interest expense on our consolidated income statement, the same line item as the offsetting loss or gain on the related senior notes. The gain or loss due to hedge ineffectiveness was not material for the years ended December 31, 2025 and December 31, 2024.

The following table summarizes the notional amounts at December 31, 2025 and December 31, 2024, respectively, for our senior notes under the swap agreements:

	Notional amount at	
Senior Notes Under Swap Agreements	**December 31, 2025**	**December 31, 2024**
	(in millions)	
$1,500 million, 5.375% due April, 15, 2031	$ 700	$ 700
$750 million, 5.875% due March 1, 2033	650	650
$850 million, 5.950% due March 15, 2034	800	800
$750 million, 5.550% due May 1, 2035	600	—
$400 million, 4.625% due December 1, 2042	400	400
$750 million, 4.950% due October 1, 2044	600	400
$400 million, 4.800% due March 15, 2047	350	200
$500 million, 3.950% due August 15, 2049	450	450
$750 million, 5.500% due March 15, 2053	700	700
$1,000 million, 5.750% due April 15, 2054	800	700
$500 million, 6.000% due May 1, 2055	450	—
Total Senior Notes Under Swap Agreements	$ 6,500	$ 5,000

Financial Liabilities

Our debt is recorded at carrying value in our consolidated balance sheets. The carrying value of our senior notes debt outstanding, net of unamortized debt issuance costs, was $12.4 billion at December 31, 2025 and $11.7 billion at December 31, 2024. The fair value of our senior note debt was $12.2 billion at December 31, 2025 and $11.2 billion at December 31, 2024. The fair value of our senior note debt is determined based on Level 2 inputs, including quoted market prices for the same or similar debt, or if no quoted market prices are available, on the current prices estimated to be available to us for debt with similar terms and remaining maturities. Carrying value approximates fair value for our term loans and commercial paper borrowings. We had no outstanding commercial paper borrowings at December 31, 2025 and December 31, 2024.

Put and Call Options Measured at Fair Value

The put and call options fair values associated with our primary care strategic partnership with Welsh, Carson, Anderson & Stowe, or WCAS, which are exercisable at a fixed revenue exit multiple and provide a minimum return on WCAS' investment if exercised, are measured at fair value each reporting period using a Monte Carlo simulation. The put and call options fair values, derived from the Monte Carlo simulation, were $1,400 million and $13 million, respectively, at December 31, 2025. The put and call options fair values, derived from the Monte Carlo simulation, were $883 million and $10 million, respectively, at December 31, 2024. The put liability and call asset are included within other long-term liabilities and other long-term assets, respectively, within our consolidated balance sheets. Fair value changes to the put and call options are included within Other expense, net within our consolidated income statement.

The significant unobservable inputs utilized in these Level 3 fair value measurements (and selected values) include the enterprise value, annualized volatility and credit spread. Enterprise value was derived from a discounted cash flow model, which utilized significant unobservable inputs for long-term revenue, to measure underlying cash flows, weighted average cost of capital and long term growth rate. The table below presents the assumptions used for December 31, 2025 and 2024, respectively:

	December 31, 2025	December 31, 2024
Annualized volatility	18.8% - 19.9%	17.5% to 18.9%
Credit spread	1.1% - 1.6%	0.9% to 1.5%
Revenue exit multiple	1.5x - 2.5x	1.5x - 2.5x
Weighted average cost of capital	10.5% - 14.5%	11.0% to 14.5%
Long term growth rate	3.0 %	3.0 %

The assumptions used for annualized volatility, credit spread and weighted average cost of capital reflect the lowest and highest values where they differ significantly across the series of put and call options due to their expected exercise dates.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a non-recurring basis subject to fair value adjustment only in certain circumstances.

As disclosed in Note 3, we acquired various health and wellness related businesses during 2025, 2024, and 2023. The values of net tangible assets acquired and the resulting goodwill and other intangible assets were recorded at fair value primarily using Level 3 inputs. The majority of the related tangible assets acquired and liabilities assumed were recorded at their carrying value as of the respective dates of acquisition, as their carrying values approximated their fair values due to their short-term nature. The fair values of goodwill and other intangible assets acquired in these acquisitions were internally estimated primarily based on the income approach. The income approach estimates fair value based on the present value of the cash flows that the assets are expected to generate in the future. We developed internal estimates for expected cash flows and discount rates in the present value calculations. There were no material asset or liabilities measured at fair value on a nonrecurring basis during 2025, 2024, or 2023 other than the assets and liabilities assumed in these acquisitions and any subsequent impairments. We recorded impairment charges of $128 million and $200 million relating to indefinite-lived intangible assets in 2025 and 2024, respectively.

7. MEDICARE PART D

We cover prescription drug benefits in accordance with Medicare Part D under multiple contracts with the Centers for Medicare and Medicaid Services, or CMS. The accompanying consolidated balance sheets include the following amounts associated with Medicare Part D as of December 31, 2025 and 2024. CMS subsidies/discounts include the reinsurance and low-income cost subsidies funded by CMS for which we assume no risk as well as brand name prescription drug discounts for Part D plan participants funded by CMS and pharmaceutical manufacturers.

Effective January 1, 2025, the Medicare Part D coverage gap was eliminated as mandated by the Inflation Reduction Act of 2022. The standard Part D benefit now comprises three phases: the deductible phase, the initial coverage phase and the catastrophic coverage phase. Beneficiaries' out-of-pocket expenses for covered prescription drugs are capped at $2,000, after which they incur no additional cost sharing for the remainder of the year. In addition, the Coverage Gap Discount Program was replaced by the Manufacturer Discount Program, requiring pharmaceutical manufacturers to provide discounts on brand name drugs during both the initial coverage and catastrophic phases. These changes are anticipated to reduce out-of-pocket costs for beneficiaries and impact plan liabilities accordingly.

The accompanying consolidated balance sheets include $1.5 billion of net assets and $530 million of net assets associated with subsidy programs at December 31, 2025 and December 31, 2024, respectively.

The accompanying consolidated balance sheets also include $1.6 billion of net assets and $126 million of net assets associated with cost sharing programs at December 31, 2025 and December 31, 2024, respectively.

For additional information regarding our prescription drug benefits coverage in accordance with Medicare Part D, refer to Note 2.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment was comprised of the following at December 31, 2025 and 2024:

	2025	2024
	(in millions)	
Land	$ 15	$ 17
Buildings and leasehold improvements	1,064	1,038
Equipment	1,447	1,400
Computer software	2,993	3,216
	5,519	5,671
Accumulated depreciation	(3,288)	(3,139)
Property and equipment, net	$ 2,231	$ 2,532

Depreciation expense was $753 million in 2025, $884 million in 2024, and $831 million in 2023, including amortization expense for capitalized internally developed and purchased software of $536 million in 2025, $660 million in 2024, and $589 million in 2023.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill for our reportable segments for the years ended December 31, 2025 and 2024 were as follows:

	Insurance	CenterWell	Total
	(in millions)		
Balance at January 1, 2024	$ 2,663	$ 6,887	$ 9,550
Acquisitions	—	81	81
Balance at December 31, 2024	2,663	6,968	9,631
Acquisitions	—	72	72
Dispositions	—	(17)	(17)
Balance at December 31, 2025	$ 2,663	$ 7,023	$ 9,686

The following table presents details of our other intangible assets included in other long-term assets in the accompanying consolidated balance sheets at December 31, 2025 and 2024:

	Weighted Average Life	2025			2024		
		Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
		(in millions)					
Other intangible assets:							
Certificates of need	Indefinite	$ 790	$ —	$ 790	$ 910	$ —	$ 910
Medicare licenses	Indefinite	262	—	262	270	—	270
Customer contracts/relationships	8.6 years	732	692	40	965	759	206
Trade names and technology	6.1 years	104	97	7	139	119	20
Provider contracts	11.9 years	67	65	2	67	64	3
Noncompetes and other	8.4 years	85	58	27	85	51	34
Total other intangible assets	8.5 years	$2,040	$ 912	$1,128	$2,436	$ 993	$1,443

Amortization expense for other intangible assets was approximately $51 million, $60 million and $67 million in 2025, 2024 and 2023, respectively.

We recorded impairment charges of $128 million, $200 million and $55 million relating to indefinite-lived intangible assets in 2025, 2024 and 2023 respectively.

We disposed $138 million of intangible assets in connection with the divestiture of a business in 2025.

The following table presents our estimate of amortization expense for each of the five next succeeding fiscal years:

	(in millions)
2026	$ 24
2027	14
2028	9
2029	8
2030	8

10. LEASES

We determine if a contract contains a lease by evaluating the nature and substance of the agreement. We lease facilities, computer hardware, and other furniture and equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. For new lease agreements, we combine lease and nonlease components for all of our asset classes.

When portions of the lease payments are not fixed or depend on an index or rate, we consider those payments to be variable in nature. Our variable lease payments include, but are not limited to, common area maintenance, taxes and insurance which are not dependent upon an index or rate. Variable lease payments are recorded in the period in which the obligation for the payment is incurred. Most leases include options to renew, with renewal terms that can extend the lease term. The exercise of lease renewal options is at our sole discretion. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Right-of-use assets included within other long-term assets in our consolidated balance sheets were $485 million and $445 million at December 31, 2025 and December 31, 2024, respectively. Operating lease liabilities included within trade accounts payable and accrued expenses in our consolidated balance sheets were $126 million and $130 million at December 31, 2025 and December 31, 2024, respectively. Additionally, operating lease liabilities included within other long-term liabilities in our consolidated balance sheets were $418 million and $392 million at December 31, 2025 and December 31, 2024, respectively. The classification of our operating lease liabilities is based on the remaining lease term.

For the years ended December 31, 2025, 2024 and 2023, total fixed operating lease costs, excluding short-term lease costs, were $128 million, $121 million and $145 million, respectively, and are included within operating costs in our consolidated statements of income. Short-term lease costs were not material for the years ended December 31, 2025, 2024 and 2023. In addition, for the years ended December 31, 2025, 2024 and 2023, total variable operating lease costs were $114 million, $127 million and $120 million, respectively, and are included within operating costs in our consolidated statements of income.

We sublease facilities or partial facilities to third-party tenants for space not used in our operations. For the years ended December 31, 2025, 2024 and 2023, sublease rental income was $47 million, $50 million and $66 million, respectively, and is included within operating costs in our consolidated statements of income.

The weighted average remaining lease term is 6.2 years and 5.1 years at December 31, 2025 and December 31, 2024, respectively. The weighted average discount rate is 5.1% and 4.6% at December 31, 2025 and December 31, 2024, respectively. For the years ended December 31, 2025, 2024 and 2023, cash paid for amounts included in the measurement of lease liabilities included within our operating cash flows was $140 million, $143 million and $166 million, respectively.

Maturity of Lease Liabilities	December 31, 2025
For the years ended December 31,	(in millions)
2026	$ 150
2027	127
2028	104
2029	67
2030	46
After 2030	138
Total lease payments	632
Less: Interest	88
Present value of lease liabilities	$ 544

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate, as adjusted for collateralized borrowings, based on the information available at date of adoption or commencement date in determining the present value of lease payments.

11. BENEFITS PAYABLE

On a consolidated basis, which represents our Insurance segment net of eliminations, activity in benefits payable was as follows for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
		(in millions)	
Balances at January 1	$ 10,440	$ 10,241	$ 9,264
Acquisitions	—	—	62
Incurred related to:			
Current year	111,841	101,365	89,266
Prior years	(1,029)	(701)	(872)
Total incurred	110,812	100,664	88,394
Paid related to:			
Current year	(102,215)	(91,281)	(79,545)
Prior years	(9,070)	(9,184)	(7,934)
Total paid	(111,285)	(100,465)	(87,479)
Balances at December 31	$ 9,967	$ 10,440	$ 10,241

The total estimate of benefits payable for claims incurred but not reported, or IBNR, is included within the net incurred claims amounts. At December 31, 2025 and 2024, benefits payable included IBNR of approximately $6.6 billion and $7.3 billion, primarily associated with claims incurred in each respective year. The cumulative number of reported claims as of December 31, 2025 was approximately 229.1 million for claims incurred in 2025, 223.7 million for claims incurred in 2024, and 218.8 million for claims incurred in 2023.

Amounts incurred related to prior periods vary from previously estimated liabilities as the claims ultimately are settled. Negative amounts reported for incurred related to prior years result from claims being ultimately settled for amounts less than originally estimated (favorable development).

Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for claims, which generally results in favorable reserve development, or reserves that are considered redundant. We experienced favorable medical claims reserve development related to prior fiscal years of $1.0 billion in 2025, $701 million in 2024, and $872 million in 2023.

The medical claims reserve development for 2025, 2024, and 2023 primarily reflects the consistent application of trend and completion factors. The favorable development recognized in 2025 resulted primarily from trend factors and completion factors developing more favorably than originally expected. The favorable development recognized in 2024 and 2023 primarily resulted from trend factors developing more favorably than originally expected.

Incurred and Paid Claims Development

The following discussion provides information about incurred and paid claims development as of December 31, 2025, net of reinsurance, as well as cumulative claim frequency and the total of IBNR included within the net incurred claims amounts. The information about incurred and paid claims development for the years ended December 31, 2024 and 2023 is presented as supplementary information.

Claims frequency is measured as medical fee-for-service claims for each service encounter with a unique provider identification number. Our claims frequency measure includes claims covered by deductibles as well as claims under capitated arrangements. Claim counts may vary based on product mix and the percentage of delegated capitation arrangements.

The following tables provide information about incurred and paid claims development as of December 31, 2025, net of reinsurance.

Claims Incurred Year	Incurred Claims, Net of Reinsurance		
	For the Years Ended December 31,		
	2023 Unaudited	2024 Unaudited	2025
	(in millions)		
2023 & Prior	$ 89,328	$ 88,675	$ 88,615
2024		101,365	100,396
2025			111,841
Total			$ 300,852

Claims Incurred Year	Cumulative Paid Claims, Net of Reinsurance		
	For the Years Ended December 31,		
	2023 Unaudited	2024 Unaudited	2025
	(in millions)		
2023 & Prior	$ 79,545	$ 88,319	$ 88,584
2024		91,281	100,086
2025			102,215
Total			290,885
Benefits payable, net of reinsurance			$ 9,967

For additional information regarding our benefits payable and benefits expense recognition, refer to Note 2.

12. INCOME TAXES

The provision for income taxes consisted of the following for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
		(in millions)	
Current provision			
Federal	$ 130	$ 566	$ 915
State and local	45	39	84
Foreign	—	—	1
Total current provision	175	605	1,000
Deferred tax expense (benefit)			
Federal	89	(179)	(178)
State and local	(14)	(13)	6
Foreign	—	—	8
Total deferred tax expense (benefit)	75	(192)	(164)
Total provision for income taxes	$ 250	$ 413	$ 836

The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025		2024		2023	
			($ in millions)			
U.S. federal statutory tax rate	$ 302	21.0 %	$ 340	21.0 %	$ 698	21.0 %
State and local income taxes, net of federal income tax effect	(6)	(0.4)%	14	0.9 %	76	2.3 %
Changes in unrecognized tax benefits	47	3.3 %	29	1.8 %	37	1.1 %
Gain/loss on acquisitions and dispositions	(102)	(7.1)%	—	— %	(1)	— %
Other adjustments	9	0.6 %	30	1.8 %	26	0.8 %
Provision for income taxes and effective income tax rate	$ 250	17.4 %	$ 413	25.5 %	$ 836	25.2 %

The components of income before provision for income taxes for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
		(in millions)	
Domestic	$ 1,485	$ 1,662	$ 3,351
Foreign	(47)	(42)	(26)
Total	$ 1,438	$ 1,620	$ 3,325

As of December 31, 2025, the Company paid income taxes net of refund of $231 million for federal income taxes and $41 million for state and local income taxes ($20 million for the state of Florida, and $21 million for other states). As of December 31, 2024, the Company paid income taxes net of refund of $506 million for federal income taxes and $64 million for state and local income taxes. As of December 31, 2023, the Company paid income taxes net of refund of $903 million for federal income taxes, $92 million for state and local income taxes, and $2 million for foreign income taxes.

Deferred income tax balances reflect the impact of temporary differences between the tax bases of assets or liabilities and their reported amounts in our consolidated financial statements, and are stated at enacted tax rates expected to be in effect when the reported amounts are actually recovered or settled.

Principal components of our net deferred tax balances at December 31, 2025 and 2024 were as follows:

	Assets (Liabilities)	
	2025	**2024**
	(in millions)	
Benefits payable	$ 174	$ 217
Compensation and other accrued expense	172	171
Net operating loss carryforward	148	93
Deferred acquisition costs	35	39
Other	26	6
Unearned revenues	35	6
Investment securities	544	510
Total deferred income tax assets	1,134	1,042
Valuation allowance	(139)	(85)
Total deferred income tax assets, net of valuation allowance	995	957
Depreciable property and intangible assets	(523)	(502)
Prepaid expenses	(353)	(172)
Other	(35)	(23)
Total deferred income tax liabilities	(911)	(697)
Total net deferred income tax assets (liabilities)	$ 84	$ 260
Amounts recognized in the consolidated balance sheets:		
Other long-term assets	$ 84	$ 260

All deferred tax assets and liabilities are classified as noncurrent in our consolidated balance sheets as other long-term assets and liabilities at December 31, 2025 and 2024, respectively.

Valuation allowances are provided when it is considered more likely than not deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain federal, state and non-U.S. net operating loss carryforwards. At December 31, 2025, we had approximately $0.5 million of federal net operating losses, $2.0 billion of pre-tax state net operating losses, and approximately $141 million of Puerto Rico net operating losses to carry forward. A portion of these loss carryforwards, if not used to offset future taxable income, will expire from 2026 through 2042. The remaining balance of the net operating loss carryforwards has no expiration date. Due to limitations and uncertainty regarding our ability to use some of the loss carryforwards and certain other deferred tax assets, a valuation allowance of $139 million was established. For the remainder of the net operating loss carryforwards and other cumulative temporary differences, based on our historical record of producing taxable income and profitability, we have concluded that future operating income will be sufficient to recover these deferred tax assets.

We file income tax returns in the United States and Puerto Rico. The U.S. Internal Revenue Service, or IRS, has completed its examinations of our consolidated income tax returns for 2022 and prior years. Our 2023 tax return is in the post-filing review period under the Compliance Assurance Process, or CAP, as we received a "no-change" letter in April of 2025. For our 2024 tax return, we received a full acceptance letter under the CAP, indicating that we have completed the advance (pre-filing) review stage. With a few exceptions, which are immaterial in the aggregate, we are no longer subject to state, local and foreign tax examinations for years before 2021. We are not aware of any material adjustments that may be proposed as a result of any ongoing or future examinations.

13. DEBT

The carrying value of debt outstanding was as follows at December 31, 2025 and 2024:

	2025	2024
	(in millions)	
Short-term debt:		
Senior notes:		
$600 million, 4.500% due April 1, 2025	—	577
Total senior notes	—	577
Total short-term debt	$ —	$ 577
Long-term debt:		
Senior notes:		
$750 million, 1.350% due February 3, 2027	563	689
$600 million, 3.950% due March 15, 2027	466	538
$500 million, 5.750% due March 1, 2028	491	490
$500 million, 5.750% due December 1, 2028	497	496
$750 million, 3.700% due March 23, 2029	586	585
$500 million, 3.125% due August 15, 2029	388	433
$500 million, 4.875% due April 1, 2030	497	497
$1,500 million, 5.375% due April, 15, 2031	1,493	1,226
$750 million, 2.150% due February 3, 2032	592	744
$750 million, 5.875% due March 1, 2033	750	726
$850 million, 5.950% due March 15, 2034	832	806
$750 million, 5.550% due May 1, 2035	746	—
$250 million, 8.150% due June 15, 2038	260	260
$400 million, 4.625% due December 1, 2042	374	366
$750 million, 4.950% due October 1, 2044	717	714
$400 million, 4.800% due March 15, 2047	396	392
$500 million, 3.950% due August 15, 2049	517	505
$750 million, 5.500% due March 15, 2053	727	705
$1,000 million, 5.750% due April, 15, 2054	991	972
$500 million, 6.000% due May 1, 2055	486	—
Total long-term debt	$ 12,369	$ 11,144

Maturities of the short-term and long-term debt for the years ending December 31, are as follows:

For the years ending December 31,	(in millions)
2026	$ —
2027	1,031
2028	993
2029	979
2030	500
Thereafter	8,996

Senior Notes

Our senior notes, which are unsecured, may be redeemed at our option at any time at 100% of the principal amount plus accrued interest and a specified make-whole amount. The 8.150% senior notes are subject to an interest rate adjustment if the debt ratings assigned to the notes are downgraded (or subsequently upgraded). In addition, our senior notes contain a change of control provision that may require us to purchase the notes under certain circumstances.

In March 2025, we issued $750 million of 5.550% unsecured senior notes due May 1, 2035, $500 million of 6.000% unsecured senior notes due May 1, 2055, and an additional $250 million of our existing 5.375% unsecured senior notes due April 15, 2031. Our net proceeds, reduced for the underwriters' discounts and commissions paid, were $1.481 billion. We used the net proceeds of these offerings to repay the remaining $577 million aggregate principal amount of our 4.500% unsecured senior notes on their maturity date of April 1, 2025. The remaining net proceeds will be used for general corporate purposes, which may include the repayment of our existing indebtedness, including borrowings under our commercial paper program.

In May 2025, we entered into a Rule 10b5-1 Repurchase Plan to repurchase a portion of our $750 million aggregate principal amount of 1.350% senior notes maturing in February 2027 and a portion of our $600 million aggregate principal amount of 3.950% senior notes maturing in March 2027 during the period beginning on May 1, 2025 and ending on August 29, 2025. For the period ended September 30, 2025, we repurchased $200 million principal amount of these senior notes for approximately $194 million cash.

In October 2025, we entered into a Rule 10b5-1 Repurchase Plan to repurchase a portion of our $750 million aggregate principal amount of 2.150% senior notes maturing in February 2032, a portion of our $500 million aggregate principal amount of 3.125% senior notes maturing in August 2029 and a portion of our $750 million aggregate principal amount of 3.700% senior notes maturing in March 2029 during the period beginning on October 3, 2025 and ending on December 31, 2025. For the period ended December 31, 2025, we repurchased $200 million principal amount of these senior notes for approximately $177 million cash.

We have entered into interest-rate swap agreements with major financial institutions to convert our interest-rate exposure on some of our senior notes payable from fixed rates to variable rates, based on Secured Overnight Financing Rate (SOFR), to align interest costs more closely with floating interest rates received on our cash equivalents and investment securities, as further described in Note 6. As a result, the carrying value of these senior notes has been adjusted to reflect changes in value caused by an increase or decrease in interest rates. The cumulative, aggregate increase to the carrying value of the senior notes was approximately $6 million at December 31, 2025.

Revolving Credit Agreements

In May 2025, we entered into an amended and restated 5-year, $5.0 billion unsecured revolving credit agreement. The May 2025 revolving credit agreement (i) increases the amount of the commitments under our June 2023 revolving credit agreement from $2.642 billion to $5.0 billion and (ii) replaces our existing May 2024 364-day $2.1 billion unsecured revolving credit agreement, which expired in accordance with its terms.

Under the revolving credit agreement, at our option, we can borrow on either a competitive advance basis or a revolving credit basis. The revolving credit portion bears interest at Term SOFR or the base rate plus a spread. The competitive advance portion of any borrowings will bear interest at market rates prevailing at the time of borrowing on either a fixed rate or a floating rate based Term SOFR, at our option.

The SOFR spread varies depending on our credit ratings ranging from 79.5 to 130.0 basis points. As of December 31, 2025, our SOFR spread was 101.5 basis points. We also pay an annual facility fee regardless of utilization. This facility fee varies depending on our credit ratings ranging from 8.0 to 20.0 basis points. As of December 31, 2025, our facility fee was 11.0 basis points.

The terms of our revolving credit agreements include standard provisions related to conditions of borrowing which could limit our ability to borrow additional funds. In addition, our credit agreements contain customary restrictive covenants and a financial covenant regarding maximum debt to capitalization of 60%, as well as customary events of default. We are in compliance with this financial covenant, with actual debt to capitalization of 41.1% as measured in accordance with the revolving credit agreements as of December 31, 2025. Upon our agreement with one or more financial institutions, we may expand the aggregate commitments under the revolving credit agreement by up to $1.0 billion, to a maximum of $6.0 billion.

At December 31, 2025, we had no borrowings and approximately $10 million of letters of credit outstanding under the revolving credit agreement. Accordingly, as of December 31, 2025, we had $4.990 billion of remaining borrowing capacity under the credit agreement (which excludes the uncommitted $1.0 billion of incremental loan facilities), none of which would be restricted by our financial covenant compliance requirement.

We have other customary relationships, including financial advisory and banking, with some parties to the revolving credit agreements.

Commercial Paper

Under our commercial paper program we may issue short-term, unsecured commercial paper notes privately placed on a discount basis through certain broker dealers at any time. Amounts available under the program may be borrowed, repaid and re-borrowed from time to time. The net proceeds of issuances have been and are expected to be used for general corporate purposes. The maximum principal amount outstanding at any one time during the year ended December 31, 2025 was $1.2 billion, with no outstanding amount at December 31, 2025 and December 31, 2024.

Other Short-Term Borrowings

We are a member, through one subsidiary, of the Federal Home Loan Bank of Cincinnati, or FHLB. As a member we have the ability to obtain short-term cash advances, subject to certain minimum collateral requirements. At December 31, 2025 we had no outstanding short-term FHLB borrowings.

14. EMPLOYEE BENEFIT PLANS

Employee Savings Plan

We have defined contribution retirement savings plans covering eligible associates which include matching contributions based on the amount of our associates' contributions to the plans. The cost of these plans amounted to approximately $304 million in 2025, $293 million in 2024, and $278 million in 2023. The Company's cash match is invested pursuant to the participant's contribution direction. Based on the closing price of our common stock of $256.13 on December 31, 2025, approximately 3% of the retirement and savings plan's assets were invested in our common stock, or approximately 1.0 million shares, representing approximately 0.9% of the shares outstanding as of December 31, 2025. At December 31, 2025, approximately 5.1 million shares of our common stock were reserved for issuance under our defined contribution retirement savings plans.

Stock-Based Compensation

We have plans under which options to purchase our common stock and restricted stock units have been granted to executive officers, directors and key associates. Awards generally require both a change in control and termination of employment within 2 years of the date of the change in control to accelerate the vesting, including those granted to retirement-eligible participants.

The terms and vesting schedules for stock-based awards vary by type of grant. Generally, the awards vest upon time-based conditions. We have also granted awards to certain associates that vest upon a combination of time and performance-based conditions. The stock awards of retirement-eligible participants are generally earned ratably over the service period for each tranche. Accordingly, upon retirement the earned portion of the current tranche will continue to vest on the originally scheduled vest date and any remaining unearned portion of the award will be forfeited. Our equity award program includes a retirement provision that generally treats associates with a combination of age and years of services with the Company totaling 65 or greater, with a minimum required age of

55 and a minimum requirement of 5 years of service, as retirement-eligible. Upon exercise, stock-based compensation awards are settled with authorized but unissued company stock or treasury stock.

The compensation expense that has been charged against income for these plans was as follows for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
	(in millions)		
Stock-based compensation expense by type:			
Restricted stock	$ 233	$ 198	$ 168
Stock options	8	9	7
Total stock-based compensation expense	241	207	175
Tax benefit recognized	(44)	(29)	(28)
Stock-based compensation expense, net of tax	$ 197	$ 178	$ 147

The tax benefit recognized in our consolidated financial statements is based on the amount of compensation expense recorded for book purposes, subject to limitations on the deductibility of annual employee compensation as mandated by regulation. The actual tax benefit realized in our tax return is based on the intrinsic value, or the excess of the market value over the exercise or purchase price, of stock options exercised and restricted stock vested during the period, subject to limitations on the deductibility of annual employee compensation as mandated by regulation. The actual tax benefit realized for the deductions taken on our tax returns from option exercises and restricted stock vesting totaled $27 million in 2025, $21 million in 2024, and $30 million in 2023. There was no capitalized stock-based compensation expense during these years.

At December 31, 2025, there were approximately 13.7 million shares reserved for stock award plans under the Humana Inc. Amended & Restated Plan, or 2019 Plan. These reserved shares included giving effect to, under the Amended & Restated Plan, 4.4 million shares of common stock available for future grants assuming all stock options were granted or 1.3 million shares available for future grants assuming all restricted stock were granted. Shares may only be issued from the Amended & Restated Plan, as any shares remaining in all other historical equity plans are not available for issuance.

Restricted Stock

Restricted stock is granted with a fair value equal to the market price of our common stock on the date of grant and generally vests in equal annual tranches over a three year period from the date of grant. Certain of our restricted stock grants also include performance-based conditions generally associated with strategic measures aligned with our growth objectives. Restricted stock units have forfeitable dividend equivalent rights equal to the dividend paid on common stock. The weighted-average grant date fair value of our restricted stock was $257.55 in 2025, $364.59 in 2024, and $508.23 in 2023. Activity for our restricted stock was as follows for the year ended December 31, 2025:

	Shares	Weighted-Average Grant-Date Fair Value
	(shares in thousands)	
Nonvested restricted stock at December 31, 2024	868	$ 426.40
Granted	1,049	257.55
Vested	(578)	354.60
Forfeited	(108)	318.50
Nonvested restricted stock at December 31, 2025	1,231	$ 319.91

Approximately 31% of the nonvested restricted stock at December 31, 2025 included performance-based conditions.

The fair value of shares vested was $152 million during 2025, $157 million during 2024, and $236 million during 2023. Total compensation expense not yet recognized related to nonvested restricted stock was $237 million at December 31, 2025. We expect to recognize this compensation expense over a weighted-average period of approximately 1.7 years. There are no other contractual terms covering restricted stock once vested.

Stock Options

Stock options are granted with an exercise price equal to the fair market value of the underlying common stock on the date of grant. Our stock plans, as approved by the Board of Directors and stockholders, define fair market value as the average of the highest and lowest stock prices reported on the composite tape by the New York Stock Exchange on a given date. Exercise provisions vary, but most options vest in whole or in part 1 to 3 years after grant and expire 7 years after grant.

In 2025, no stock options were granted. The weighted-average fair value of each option granted during 2024 and 2023 is provided below. The fair value was estimated on the date of grant using the Black-Scholes pricing model with the weighted-average assumptions indicated below:

	2024	2023
Weighted-average fair value at grant date	$ 96.42	$ 130.74
Expected option life (years)	3.5 years	3.0 years
Expected volatility	28.8 %	31.6 %
Risk-free interest rate at grant date	4.3 %	4.5 %
Dividend yield	0.9 %	0.7 %

We calculate the expected term for our employee stock options based on historical employee exercise behavior and base the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option's expected term.

The volatility used to value employee stock options is based on historical volatility. We calculate historical volatility using a simple-average calculation methodology based on daily price intervals as measured over the expected term of the option.

Activity for our option plans was as follows for the year ended December 31, 2025:

	Shares Under Option	Weighted-Average Exercise Price
	(shares in thousands)	
Options outstanding at December 31, 2024	375	$ 404.61
Forfeited	(21)	375.21
Options outstanding at December 31, 2025	354	$ 406.35
Options exercisable at December 31, 2025	235	$ 406.54

As of December 31, 2025, outstanding stock options, substantially all of which are expected to vest, had no intrinsic value, and a weighted-average remaining contractual term of 3.8 years. As of December 31, 2025, exercisable stock options had no intrinsic value, and a weighted-average remaining contractual term of 3.1 years. There was no intrinsic value of stock options exercised during 2025, compared with $0.1 million during 2024 and $3 million during 2023. No cash was received from stock option exercises in 2025. Cash received from stock option exercises totaled $0.3 million in 2024 and $9 million in 2023.

Total compensation expense not yet recognized related to nonvested options was $6 million at December 31, 2025. We expect to recognize this compensation expense over a weighted-average period of approximately 1 year.

15. EARNINGS PER COMMON SHARE COMPUTATION

Detail supporting the computation of basic and diluted earnings per common share was as follows for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	(dollars in millions, except per common share results, number of shares/options in thousands)		
Net income available for common stockholders	$ 1,188	$ 1,207	$ 2,489
Weighted-average outstanding shares of common stock used to compute basic earnings per common share	120,454	120,571	123,866
Dilutive effect of:			
Employee stock options	—	3	32
Restricted stock	372	295	543
Shares used to compute diluted earnings per common share	120,826	120,869	124,441
Basic earnings per common share	$ 9.87	$ 10.01	$ 20.09
Diluted earnings per common share	$ 9.84	$ 9.98	$ 20.00
Number of antidilutive stock options and restricted stock awards excluded from computation	895	814	207

16. STOCKHOLDERS' EQUITY

Dividends

The following table provides details of dividend payments, excluding dividend equivalent rights, in 2023, 2024, and 2025, under our Board approved quarterly cash dividend policy:

Payment Date	Amount per Share	Total Amount
		(in millions)
2023	$3.44	$428
2024	$3.54	$428
2025	$3.54	$426

In October 2025, the Board declared a cash dividend of $0.885 per share payable on January 30, 2026 to stockholders of record on December 26, 2025 for an aggregate amount of $107 million. In February 2026, the Board declared a cash dividend of $0.885 per share payable on April 24, 2026 to stockholders of record on March 27, 2026. Declaration and payment of future quarterly dividends is at the discretion of our Board and may be adjusted as business needs or market conditions change.

Stock Repurchases

Our Board of Directors may authorize the purchase of our common shares. Under our share repurchase authorization, shares may have been purchased from time to time at prevailing prices in the open market, by block purchases, through plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or in privately-negotiated transactions (including pursuant to accelerated share repurchase agreements with investment banks), subject to certain regulatory restrictions on volume, pricing, and timing.

Effective February 16, 2024, the Board of Directors replaced the February 2023 repurchase authorization (of which approximately $824 million remained unused) with a new share repurchase authorization for repurchases of up to $3 billion of our common shares exclusive of shares repurchased in connection with employee stock plans, expiring as of February 15, 2027, which we refer to as the 2024 repurchase authorization. During the year ended December 31, 2025, we repurchased 0.4 million shares in open market transactions for $100 million. These shares were repurchased at an average price of $233.73 under the February 2024 share repurchase authorization. During the year ended December 31, 2024, we repurchased 1.9 million shares in open market transactions for $750 million. These shares were repurchased at an average price of $384.65 under the February 2023 and 2024 share repurchase authorizations.

Our remaining repurchase authorization was $2.7 billion as of February 18, 2026.

Excluding shares acquired in connection with employee stock plans, share repurchases were as follows during the years ended December 31, 2025, 2024 and 2023:

| | | 2025 | | 2024 | | 2023 | |
Authorization Date	Purchase Not to Exceed	Shares	Cost	Shares	Cost	Shares	Cost
				(in millions)			
February 2024	$ 3,000	0.4	$ 100	0.2	$ 74	—	$ —
February 2023	$ 3,000	—	$ —	1.7	$ 676	3.1	$1,500
February 2021	$ 3,000	—	$ —	—	$ —	—	$ —
Total repurchases		0.4	$ 100	1.9	$ 750	3.1	$1,500

In connection with employee stock plans, we acquired 0.2 million common shares for $51 million in 2025, 0.2 million common shares for $46 million in 2024, and 0.2 million common shares for $73 million in 2023.

Regulatory Requirements

Certain of our subsidiaries operate in states that regulate the payment of dividends, loans, or other cash transfers to Humana Inc., our parent company, and require minimum levels of equity as well as limit investments to approved securities. The amount of dividends that may be paid to Humana Inc. by these subsidiaries, without prior approval by state regulatory authorities, or ordinary dividends, is limited based on the entity's level of statutory income and statutory capital and surplus. If the dividend, together with other dividends paid within the preceding twelve months, exceeds a specified statutory limit or is paid from sources other than earned surplus, it is generally considered an extraordinary dividend requiring prior regulatory approval. In most states, prior notification is provided before paying a dividend even if approval is not required.

Although minimum required levels of equity are largely based on premium volume, product mix, and the quality of assets held, minimum requirements vary significantly at the state level. Our state regulated insurance subsidiaries had aggregate statutory capital and surplus of approximately $14.1 billion and $13.2 billion as of December 31, 2025 and 2024, respectively, which exceeded aggregate minimum regulatory requirements of $6.9 billion and $11.4 billion, respectively. The amount of ordinary dividends that may be paid to our parent company in 2026 is approximately $1.1 billion in the aggregate. The amount, timing and mix of ordinary and extraordinary dividend payments will vary due to state regulatory requirements, the level of excess statutory capital and surplus and expected future surplus requirements related to, for example, premium volume and product mix. Actual dividends that were paid to our parent company were approximately $1.1 billion in 2025, $1.5 billion in 2024, and $1.8 billion in 2023.

17. COMMITMENTS, GUARANTEES AND CONTINGENCIES

Purchase Obligations

We have agreements to purchase services, primarily information technology related services, or to make improvements to real estate, in each case that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum levels of service to be purchased; fixed, minimum or variable price provisions; and the appropriate timing of the transaction. We have purchase obligation commitments of $1.2 billion in 2026, $953 million in 2027, $595 million in 2028, $298 million in 2029, and $273 million in 2030. Purchase obligations exclude agreements that are cancellable without penalty.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate or knowingly seek to participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2025, we were not involved in any SPE transactions.

Guarantees and Indemnifications

Through indemnity agreements approved by the state regulatory authorities, certain of our regulated subsidiaries generally are guaranteed by Humana Inc., our parent company, in the event of insolvency for (1) member coverage for which premium payment has been made prior to insolvency; (2) benefits for members then hospitalized until discharged; and (3) payment to providers for services rendered prior to insolvency. Our parent also has guaranteed the obligations of certain of our non-regulated subsidiaries and funding to maintain required statutory capital levels of certain regulated subsidiaries.

In the ordinary course of business, we enter into contractual arrangements under which we may agree to indemnify a third-party to such arrangement from any losses incurred relating to the services they perform on behalf of us, or for losses arising from certain events as defined within the particular contract, which may include, for example, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial.

Government Contracts

Our Medicare products, which accounted for approximately 83% of our total premiums and services revenue for the year ended December 31, 2025, primarily consisted of products covered under the Medicare Advantage and Medicare Part D Prescription Drug Plan contracts with the federal government. These contracts are renewed generally for a calendar year term unless CMS notifies us of its decision not to renew by May 1 of the calendar year in which the contract would end, or we notify CMS of our decision not to renew by the first Monday in June of the calendar year in which the contract would end. All material contracts between Humana and CMS relating to our Medicare products have been renewed for 2026, and all of our product offerings filed with CMS and going to market for 2026 have been approved.

CMS uses a risk-adjustment model that adjusts premiums paid to Medicare Advantage, or MA, plans according to health status of covered members. The risk-adjustment model, which CMS implemented pursuant to the Balanced Budget Act of 1997 (BBA) and the Benefits Improvement and Protection Act of 2000 (BIPA), generally pays more where a plan's membership has higher expected costs. Under this model, rates paid to MA plans are based on actuarially determined bids, which include a process whereby our prospective payments are based on our estimated cost of providing standard Medicare-covered benefits to an enrollee with a "national average risk profile." That baseline payment amount is adjusted to account for certain demographic characteristics and health status of our enrolled members. Under the risk-adjustment methodology, all MA plans must collect from providers and submit the necessary diagnosis code information to CMS within prescribed deadlines. The CMS risk-adjustment model uses the diagnosis data, collected from providers, to calculate the health status-related risk-adjusted premium payment to

MA plans, which CMS further adjusts for coding pattern differences between the health plans and the government fee-for-service (FFS) program. We generally rely on providers, including certain providers in our network who are our employees, to code their claim submissions with appropriate diagnoses, which we send to CMS as the basis for our health status-adjusted payment received from CMS under the actuarial risk-adjustment model. We also rely on these providers to document appropriately all medical data, including the diagnosis data submitted with claims. In addition, we conduct medical record reviews as part of our data and payment accuracy compliance efforts, to more accurately reflect diagnosis conditions under the risk adjustment model.

CMS and the Office of the Inspector General of Health and Human Services, or HHS-OIG, perform audits of various companies' risk adjustment diagnosis data submissions. We refer to these audits as Risk-Adjustment Data Validation Audits, or RADV audits. RADV audits review medical records in an attempt to validate provider medical record documentation and coding practices that influence the calculation of health status-related premium payments to MA plans.

In 2012, CMS released an MA contract-level RADV methodology that would extrapolate the results of each CMS RADV audit sample to the audited MA contract's entire health status-related risk adjusted premium amount for the year under audit. In doing so, CMS recognized "that the documentation standard used in RADV audits to determine a contract's payment error (medical records) is different from the documentation standard used to develop the Part C risk-adjustment model (FFS claims)." To correct for this difference, CMS stated that it would apply a "Fee-for-Service Adjuster (FFS Adjuster)" as "an offset to the preliminary recovery amount." This adjuster would be "calculated by CMS based on a RADV-like review of records submitted to support FFS claims data." CMS stated that this methodology would apply to audits beginning with payment year (PY) 2011. Humana relied on CMS's 2012 guidance in submitting MA bids to CMS. Humana also launched a "Self-Audits" program in 2013 that applied CMS's 2012 RADV audit methodology and included an estimated FFS Adjuster. Humana completed Self-Audits for PYs 2011-2016 and reported results to CMS.

In October 2018, however, CMS issued a proposed rule announcing possible changes to the RADV audit methodology, including elimination of the FFS Adjuster. CMS proposed (the "Proposed RADV Rule") applying its revised methodology, including extrapolated recoveries without application of a FFS Adjuster, to RADV audits dating back to PY 2011. On January 30, 2023, CMS published a final rule related to the RADV audit methodology (Final RADV Rule). The Final RADV Rule confirmed CMS's decision to eliminate the FFS Adjuster. The Final RADV Rule states CMS's intention to extrapolate results from CMS and HHS-OIG RADV audits beginning with PY 2018, rather than PY 2011 as proposed. However, CMS's Final RADV Rule does not adopt a specific sampling, extrapolation or audit methodology. CMS instead stated its general plan to rely on "any statistically valid method . . . that is determined to be well-suited to a particular audit."

We believe that the Final RADV Rule fails to address adequately the statutory requirement of actuarial equivalence and violates the Administrative Procedure Act ("APA"). CMS failed to meet its legal obligations in the federal rulemaking process to give a reasoned justification for the rule or provide a meaningful opportunity for public comment. They also chose to apply the rule retroactively rather than prospectively, as required by law. Humana's actuarially certified bids through PY 2026 preserved Humana's position that CMS should apply an FFS Adjuster in any RADV audit that CMS intends to extrapolate. CMS confirmed its intent to apply the Final RADV Rule, including the first application of extrapolated audit results to determine audit settlements without the use of a FFS Adjuster, to CMS audits conducted for PY 2018 and subsequent years when it selected certain of Humana's MA contracts for PY 2018 RADV audits. Further, on May 21, 2025, CMS announced that it will conduct RADV audits for all eligible MA contracts for each payment year in all newly initiated audits and expedite the completion of RADV audits for PY 2018 through PY 2024 by early 2026. The Final RADV Rule, including the lack of a FFS Adjuster, and any related regulatory, industry or company reactions, the expansion of CMS's auditing efforts to include all eligible MA contracts, the acceleration of RADV audits for PY 2018 through PY 2024, other changes CMS may make to the RADV audit methodology for these years, and combination of these expanded auditing efforts with the application of the Final RADV Rule, could each have a material adverse effect on our results of operations, financial position, or cash flows.

On September 1, 2023, Humana Inc. and Humana Benefit Plan of Texas, Inc. filed suit against the United States Department of Health and Human Services, and Xavier Becerra in his official capacity as Secretary, in the United States District Court, Northern District of Texas, Fort Worth Division seeking a determination that the Final RADV Rule violates the APA and should be set aside. On September 25, 2025, the Court granted our motion for summary judgment and vacated the Final RADV Rule, finding that the Final RADV Rule was procedurally invalid under the APA because it was not a "logical outgrowth" of the Proposed RADV Rule. On November 21, 2025, the government notified the court of its appeal of that decision, which is now pending at the United States Court of Appeals for the Fifth Circuit and captioned Humana v Kennedy. There can be no assurances as to the final disposition of this lawsuit. We remain committed to working alongside CMS to promote the integrity of the MA program as well as affordability and cost certainty for our members. It is critical that MA plans are paid accurately and that payment model principles, including the application of a FFS Adjuster, are in accordance with the requirements of the Social Security Act, which, if not implemented correctly could have a material adverse effect on our results of operations, financial position, or cash flows.

In addition, as part of our internal compliance efforts, we routinely perform ordinary course reviews of our internal business processes related to, among other things, our risk coding and data submissions in connection with the risk adjustment model. These reviews may also result in the identification of errors and the submission of corrections to CMS that may, either individually or in the aggregate, be material. As such, the result of these reviews may have a material adverse effect on our results of operations, financial position, or cash flows.

Our state-based Medicaid business, which accounted for approximately 10% of our total premiums and services revenue for the year ended December 31, 2025, primarily served members enrolled in Medicaid, and in certain circumstances members who qualify for both Medicaid and Medicare, under contracts with various states.

The loss of any of the contracts above or significant changes in these programs as a result of legislative or regulatory action, including reductions in premium payments to us, regulatory restrictions on profitability, or increases in member benefits or member eligibility criteria without corresponding increases in premium payments to us, may have a material adverse effect on our results of operations, financial position, and cash flows.

Legal Proceedings and Certain Regulatory Matters

From time to time, the Civil Division of the United States Department of Justice has provided us with information requests, concerning our Medicare Part C risk adjustment practices. These requests relate to our oversight and submission of risk adjustment data generated by providers, as well as to our business and compliance practices related to risk adjustment data generated by our providers and by our Medicare Advantage Organizations. We continue to cooperate with the Department of Justice on these requests.

On September 1, 2023, Humana Inc. and Humana Benefit Plan of Texas, Inc. filed suit against the United States Department of Health and Human Services, and Xavier Becerra in his official capacity as Secretary, in the United States District Court, Northern District of Texas, Fort Worth Division seeking a determination that the Final RADV Rule violates the APA and should be set aside. September 25, 2025, the Court granted our motion for summary judgment and vacated the Final RADV Rule, finding that the Final RADV Rule was procedurally invalid under the APA because it was not a "logical outgrowth" of the Proposed RADV Rule. On November 21, 2025, the government notified the court of its appeal of that decision, which is now pending at the United States Court of Appeals for the Fifth Circuit and captioned Humana v Kennedy. There can be no assurances as to the final disposition of this lawsuit. See "Government Contracts" in this Note 17 for additional information regarding this matter.

In June 2024, a putative stockholder class action was filed against Humana Inc. and certain of our current and former executive officers under the federal securities laws in the United States District Court for the District of Delaware. The case, now captioned In re Humana Inc. Securities Litigation, alleges that between July 2022 and October 2024, Humana made false or misleading statements in its periodic SEC filings and statements to the financial markets about our financial performance and the medical costs, Star Ratings and certain distribution relationships with respect to our Medicare Advantage business. The action seeks, among other things, unspecified compensatory damages and attorneys' fees. Between July 2024 and March 2025, parallel stockholder derivative actions were filed in the United States District Court for the Western District of Kentucky, now consolidated and captioned In re Humana Shareholder Derivative Action, and Nicolaou v. Broussard, was filed in Commonwealth of Kentucky, Jefferson Circuit Court, alleging that the same claimed acts and omissions underlying the federal securities law case, as well as certain Medicare Advantage distribution relationships, also constitute a breach of fiduciary duty by certain of our current and former directors and executive officers. The actions seek, among other things, reforms to the Company's corporate governance and internal procedures, unspecified damages and attorneys' fees. We will vigorously defend against the allegations in all cases.

On October 18, 2024, Humana Inc., along with co-plaintiff Americans for Beneficiary Choice, filed suit against the United States Department of Health and Human Services and its Secretary, Centers for Medicare and Medicaid Services, and its Administrator, in the United States District Court, Northern District of Texas, Fort Worth Division, seeking a determination that they violated the Administrative Procedure Act in administering the Medicare Advantage and Part D Star Ratings program. On October 14, 2025, the Court issued a decision rejecting our challenge to the 2025 Star Ratings. On November 25, 2025, we notified the court of our appeal, which is now pending at the United States Court of Appeals for the Fifth Circuit. There is no assurance that we will ultimately prevail in the lawsuit. For additional information on this matter, refer to Part I, Item 1A, "Risk Factors" of this Form 10-K.

On May 1, 2025, the Department of Justice (DOJ) filed a complaint in partial intervention related to a qui tam lawsuit filed by an individual formerly employed by eHealth, Inc., in the United States District Court for the District of Massachusetts. The intervened lawsuit is captioned United States of America ex. rel. Andrew Shea v. eHealth, Inc., et al., Case No. 1:21-cv-11777-DJC. The complaint alleges certain civil violations in connection with non-commission payments Humana made to three call center broker partners. The complaint also includes allegations relating to Humana's marketing of Medicare Advantage plans to Medicare-eligible beneficiaries under the age of 65. The action seeks damages and penalties on behalf of the United States under the federal False Claims Act. The court ordered the qui tam action unsealed following the filing of DOJ's complaint in partial intervention on May 1, 2025. We take seriously our obligations to comply with applicable regulatory requirements and laws, and will vigorously defend against these allegations.

On December 30, 2025, the United States Court of Appeals for the Sixth Circuit denied Humana's petition for permission to appeal a district court order certifying a class in the action of *David Elliott v Humana Inc*., alleging violations of the Telephone Consumer Protection Act ("TCPA"), 47 U.S.C. §227. The class action will proceed in the United States District Court, Western District of Kentucky. We take seriously our obligations to comply with TCPA and other consumer privacy requirements, and we will vigorously defend against these allegations.

Other Lawsuits and Regulatory Matters

Our current and past business practices are subject to review or other investigations by various state insurance and health care regulatory authorities and other state and federal regulatory authorities. These authorities regularly scrutinize the business practices of health insurance, health care delivery and benefits companies. These reviews focus on numerous facets of our business, including claims payment practices, statutory capital requirements, provider and vendor contracting and oversight, risk adjustment, competitive practices, commission payments, marketing payments, privacy issues, utilization management practices, pharmacy benefits, access to care, sales practices, and provision of care by our healthcare services businesses, among others. Some of these reviews have historically resulted in fines imposed on us and some have required changes to some of our practices. We continue to be subject to these reviews, which could result in additional fines or other sanctions being imposed on us or additional changes in some of our practices.

We also are involved in various other lawsuits that arise, for the most part, in the ordinary course of our business operations, certain of which may be styled as class-action lawsuits. Among other matters, this litigation may include employment matters, claims of medical malpractice, bad faith, personal injury, nonacceptance or termination of providers, anticompetitive practices, improper rate setting, provider contract rate and payment disputes, including disputes over reimbursement rates required by statute, disputes arising from competitive procurement process, general contractual matters, intellectual property matters, and challenges to subrogation practices. Under state guaranty assessment laws, including those related to state cooperative failures in the industry, we may be assessed (up to prescribed limits) for certain obligations to the policyholders and claimants of insolvent insurance companies that write the same line or lines of business as we do.

As a government contractor, we may also be subject to false claims litigation, such as qui tam lawsuits brought by individuals who seek to sue on behalf of the government, alleging that the government contractor submitted false claims to the government or related overpayments from the government, including, among other allegations, those resulting from coding and review practices under the Medicare risk adjustment model. Qui tam litigation is filed under seal to allow the government an opportunity to investigate and to decide if it wishes to intervene and assume control of the litigation. If the government does not intervene, the individual may continue to prosecute the action on his or her own, on behalf of the government. We also are subject to other allegations of nonperformance of contractual obligations to providers, members, and others, including failure to properly pay claims, improper policy terminations, challenges to our implementation of the Medicare Part D prescription drug program and other litigation.

A limited number of the claims asserted against us are subject to insurance coverage. Personal injury claims, claims for extra contractual damages, care delivery malpractice, and claims arising from medical benefit denials are covered by insurance from our wholly owned captive insurance subsidiary and excess carriers, except to the extent that claimants seek punitive damages, which may not be covered by insurance in certain states in which insurance coverage for punitive damages is not permitted. In addition, insurance coverage for all or certain forms of liability has become increasingly costly and may become unavailable or prohibitively expensive in the future.

We record accruals for the contingencies discussed in the sections above to the extent that we conclude it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described above because of the inherently unpredictable nature of legal proceedings, which also may be exacerbated by various factors, including: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties (including where it is uncertain how liability, if any, will be shared among multiple defendants); or (vii) there is a wide range of potential outcomes.

The outcome of any current or future litigation or governmental or internal investigations, including the matters described above, cannot be accurately predicted, nor can we predict any resulting judgments, penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities or as a result of actions by third parties. Nevertheless, it is reasonably possible that any such outcome of litigation, judgments, penalties, fines or other sanctions could be substantial, and the outcome of these matters may have a material adverse effect on our results of operations, financial position, and cash flows, and may also affect our reputation.

18. SEGMENT INFORMATION

Our two reportable segments, Insurance and CenterWell, are based on a combination of the type of health plan customer and adjacent businesses centered on well-being solutions for our health plans and other customers, as described below. Our Chief Executive Officer, the Chief Operating Decision Maker, utilizes these segment groupings and results of each segment, measured by income (loss) from operations, to assess performance and allocate resources primarily during our annual budget process and periodic forecast updates.

The Insurance segment consists of Medicare benefits, marketed to individuals or directly via group Medicare accounts, as well as our contract with CMS to administer the Limited Income Newly Eligible Transition, or LI-NET, prescription drug plan program and contracts with various states to provide Medicaid, dual eligible demonstration, and Long-Term Support Services benefits, which we refer to collectively as our state-based contracts. This segment also includes products consisting of specialty health insurance benefits marketed to individuals and employer groups, including dental, vision, and other supplemental health benefits. In addition, our Insurance segment includes our Military services business, primarily our T-5 East Region contract, as well as the operations of our PBM business.

The CenterWell segment includes our pharmacy solutions, primary care, and home solutions operations. Services offered by this segment are designed to enhance the overall healthcare experience. These services may lead to lower utilization associated with improved member health and/or lower drug costs. Our CenterWell intersegment revenues includes the operations of CenterWell Pharmacy (our mail-order pharmacy business), CenterWell Specialty Pharmacy, and retail pharmacies jointly located within CenterWell Senior primary care clinics. In addition, our CenterWell intersegment revenues include revenues earned by certain owned providers and our home solutions business, including fee-for-service and certain value-based arrangements with our health plans.

We present our consolidated results of operations from the perspective of the health plans. As a result, the cost of providing benefits to our members, whether provided via a third-party provider or internally through a stand-alone subsidiary, is classified as benefits expense and excludes the portion of the cost for which the health plans do not bear responsibility, including member co-share amounts and government subsidies of $14.1 billion in 2025, $20.3 billion in 2024, and $20.7 billion in 2023. In addition, depreciation and amortization expense associated with certain businesses delivering benefits to our members, primarily associated with our primary care and pharmacy solutions operations, are included with benefits expense. The amount of this expense was $125 million in 2025, $129 million in 2024, and $138 million in 2023.

Other than those described previously, the accounting policies of each segment are the same and are described in Note 2. Transactions between reportable segments primarily consist of sales of products and services rendered by our CenterWell segment, primarily pharmacy solutions, primary care, and home solutions, to our Insurance segment customers. Intersegment sales and expenses are recorded primarily at fair value and eliminated in consolidation. Members served by our segments often use the same provider networks, enabling us in some instances to obtain more favorable contract terms with providers. Our segments also share indirect costs and assets. As a result, the profitability of each segment is interdependent. We allocate most operating expenses to our segments. Assets and certain corporate income and expenses are not allocated to the segments, including the portion of investment income not supporting segment operations, interest expense on corporate debt, and certain other corporate expenses. These items are managed at a corporate level. These corporate amounts are reported separately from our reportable segments and are included with intersegment eliminations in the tables presenting segment results below. Premium and services revenues derived from our contracts with the federal government, as a percentage of our total premium and services revenues, were approximately 83% for 2025, 85% for 2024 and 84% for 2023.

		Insurance		CenterWell		Eliminations/ Corporate		Consolidated
				(in millions)				
2025								
External revenues								
Premiums revenue	$	122,825	$	—	$	—	$	122,825
Services revenue		1,017		4,816		—		5,833
Total external revenues		123,842		4,816		—		128,658
Intersegment revenues		4		17,657		(17,661)		—
Investment income		717		—		289		1,006
Total revenues		124,563		22,473		(17,372)		129,664
Operating expenses:								
Benefits		111,043		—		(231)		110,812
Operating costs		11,260		20,915		(16,725)		15,450
Depreciation and amortization		596		219		(117)		698
Total operating expenses		122,899		21,134		(17,073)		126,960
Income (loss) from operations	$	1,664	$	1,339	$	(299)	$	2,704

		Insurance		CenterWell		Eliminations/ Corporate		Consolidated
				(in millions)				
2024								
External revenues								
Premiums revenue	$	112,104	$	—	$	—	$	112,104
Services revenue		966		3,465		—		4,431
Total external revenues		113,070		3,465		—		116,535
Intersegment revenues		4		16,471		(16,475)		—
Investment income		690		—		536		1,226
Total revenues		113,764		19,936		(15,939)		117,761
Operating expenses:								
Benefits		101,299		—		(635)		100,664
Operating costs		10,443		18,383		(15,130)		13,696
Depreciation and amortization		733		224		(118)		839
Total operating expenses		112,475		18,607		(15,883)		115,199
Income (loss) from operations	$	1,289	$	1,329	$	(56)	$	2,562

		Insurance		CenterWell		Eliminations/ Corporate		Consolidated
				(in millions)				
2023								
External revenues								
Premiums revenue	$	101,272	$	—	$	—	$	101,272
Services revenue		1,000		3,033		—		4,033
Total external revenues		102,272		3,033		—		105,305
Intersegment revenues		31		15,372		(15,403)		—
Investment income		551		—		518		1,069
Total revenues		102,854		18,405		(14,885)		106,374
Operating expenses:								
Benefits		89,100		—		(706)		88,394
Operating costs		10,408		16,791		(14,011)		13,188
Depreciation and amortization		692		210		(123)		779
Total operating expenses		100,200		17,001		(14,840)		102,361
Income (loss) from operations	$	2,654	$	1,404	$	(45)	$	4,013

19. REINSURANCE

Certain blocks of insurance assumed in acquisitions, primarily life and annuities in run-off status are subject to reinsurance where some or all of the underwriting risk related to these policies has been ceded to a third-party. In addition, a large portion of our reinsurance takes the form of 100% coinsurance agreements where, in addition to all of the underwriting risk, all administrative responsibilities, including premium collections and claim payment, have also been ceded to a third-party. We acquired these policies and related reinsurance agreements with the purchase of stock of companies in which the policies were originally written. We acquired these companies for business reasons unrelated to these particular policies, including the companies' other products and licenses necessary to fulfill strategic plans.

A reinsurance agreement between two entities transfers the underwriting risk of policyholder liabilities to a reinsurer while the primary insurer retains the contractual relationship with the ultimate insured. As such, these reinsurance agreements do not completely relieve us of our potential liability to the ultimate insured. However, given the transfer of underwriting risk, our potential liability is limited to the credit exposure which exists should the reinsurer be unable to meet its obligations assumed under these reinsurance agreements.

Reinsurance recoverables represent the portion of future policy benefits payable and benefits payable that are covered by reinsurance. Reinsurance recoverables, included in other long-term assets, were $159 million at December 31, 2025 and $167 million at December 31, 2024. The amount of these reinsurance recoverables resulting from 100% coinsurance agreements was approximately $159 million at December 31, 2025 and approximately $167 million at December 31, 2024. Premiums ceded were $7 million in 2025, $5 million in 2024 and $1 million in 2023. Benefits ceded were $3 million in 2025, $4 million in 2024, and $3 million in 2023.

We evaluate the financial condition of our reinsurers on a regular basis. Protective Life Insurance Company, with $146 million in reinsurance recoverables, is well-known and well-established with a AM Best rating of A+ at December 31, 2025. The remaining reinsurance recoverables of $13 million are divided between 7 other reinsurers, with none subject to funds withheld accounts or other financial guarantees supporting the repayment of these amounts.

During 2025, we entered an agreement with an unrelated insurer that does not qualify for reinsurance accounting under GAAP, and is accounted for using deposit accounting accordingly. We entered into this contract to minimize the risk of catastrophic loss, reducing capital and surplus requirements. Total deposit assets and liabilities related to the reinsurance agreement that does not qualify for reinsurance accounting under GAAP was not material as of December 31, 2025.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Humana Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Humana Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Incurred but not yet Reported Benefits Payable

As described in Notes 2 and 11 to the consolidated financial statements, the Company's incurred but not yet reported benefits payable (IBNR) was $6.6 billion as of December 31, 2025. Management develops its estimate for IBNR using actuarial methodologies and assumptions, primarily based upon historical claim experience. Actuarial standards of practice generally require a level of confidence such that the liabilities established for IBNR have a greater probability of being adequate versus being insufficient. For periods prior to the most recent two months, a completion factor method uses historical paid claims patterns to estimate the percentage of claims incurred during a given period that have historically been adjudicated as of the reporting period. Changes in claim inventory levels and known changes in claim payment processes are taken into account in these estimates. For the most recent two months, the incurred claims are estimated primarily from a trend analysis based upon per member per month claims trends developed from historical experience in the preceding months, adjusted for known changes in estimates of hospital admissions, recent hospital and drug utilization data, provider contracting changes, changes in benefit levels, changes in member cost sharing, changes in medical management processes, product mix and workday seasonality.

The principal considerations for our determination that performing procedures relating to the valuation of IBNR is a critical audit matter are (i) the significant judgment by management when developing the estimate of IBNR; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the actuarial methodologies and management's significant assumptions related to completion factors and per member per month claims trends; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of IBNR, including controls over the actuarial methodologies and development of significant assumptions related to completion factors and per member per month claims trends. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in developing an independent estimate of IBNR. This independent estimate includes a range of reasonable outcomes which are compared to management's estimate of IBNR. Developing the independent estimate involved developing independent completion factors and per member per month claims trends assumptions using management's data, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of management's assumptions.

Impairment Assessments – Home Solutions Reporting Unit Goodwill and Certificates of Need Intangible Assets

As described in Notes 2 and 9 to the consolidated financial statements, the Company's goodwill balance was $9.7 billion as of December 31, 2025, of which $4.4 billion relates to the Home Solutions reporting unit. The Company's other intangible assets balance was $1.1 billion as of December 31, 2025, of which $0.8 billion relates to the Certificates of Need intangible assets. Impairment tests are performed, at a minimum, in the fourth quarter of each year and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. Management uses future discounted cash flows analyses to determine fair value. Key assumptions in management's future discounted cash flow analyses include revenue growth rates, long-term growth rates, operating cost trends, projected operating income, and discount rates. The annual impairment assessment of the Certificates of Need intangible assets resulted in an impairment charge of $0.1 billion in the year ended December 31, 2025.

The principal considerations for our determination that performing procedures relating to the impairment assessments of the Home Solutions reporting unit goodwill and the Certificates of Need intangible assets is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the Home Solutions reporting unit goodwill and the Certificates of Need intangible assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, long-term growth rates, projected operating income, including operating cost trends, and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment assessments, including controls over the significant assumptions used in the valuation of the Home Solutions reporting unit goodwill and the Certificates of Need intangible assets. These procedures also included, among others, (i) testing management's processes for developing the fair value estimates of the Home Solutions reporting unit goodwill and the Certificates of Need intangible assets; (ii) evaluating the appropriateness of the discounted cash flows analyses; (iii) testing the completeness and accuracy of underlying data used in the analyses; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, long-term growth rates, projected operating income, including operating cost trends, and discount rates. Evaluating management's assumptions related to revenue growth rates, long-term growth rates and projected operating income, including operating cost trends involved evaluating whether the assumptions used by management were reasonable considering the past performance of the Home Solutions reporting unit and the Certificates of Need intangible assets and whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the Company's discounted cash flows analyses and the reasonableness of the significant assumptions related to the long-term growth rates and discount rates.

/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
February 19, 2026

We have served as the Company's auditor since 1968.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Responsibility for Financial Statements and Other Information

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on our estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the financial statements.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Code of Ethics and Business Conduct, which we currently refer to as the Humana Inc. Ethics Every Day. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of independent outside directors, meets periodically with members of management, the internal auditors and our independent registered public accounting firm to review and discuss internal controls over financial reporting and accounting and financial reporting matters. Our independent registered public accounting firm and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to members of senior management and the Board of Directors.

Based on our evaluation as of December 31, 2025, we as the principal executive officer, the principal financial officer and the principal accounting officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported as specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework* (2013). Based on our assessment, we determined that, as of December 31, 2025, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, who also audited the Company's consolidated financial statements included in our Annual Report on Form 10-K, as stated in their report which appears on pages 113-115.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

(a) None.

(b) During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The information required by this Item is herein incorporated by reference from our Definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on April 16, 2026 appearing under the caption "Proposal One: Election of Directors" in such Definitive Proxy Statement.

Executive Officers of the Registrant

A list of our executive officers and biographical information appears in Part I, Item 1, "Business" of this Form 10-K.

Code of Conduct for Chief Executive Officer and Senior Financial Officers

We have adopted a Code of Conduct for the Chief Executive Officer and Senior Financial Officers, violations of which should be reported to the Audit Committee. The code may be viewed through the Investor Relations section of our web site at www.humana.com. Any amendment to or waiver of the application of the Code of Conduct for the Chief Executive Officer and Senior Financial Officers will be promptly disclosed through the Investor Relations section of our web site at www.humana.com.

Code of Business Conduct and Ethics

Since 1995, we have operated under an omnibus Code of Ethics and Business Conduct, currently known as the Humana Inc. Ethics Every Day (the "Code"). All associates and directors are required to annually affirm in writing their acceptance of the Code. The Code was adopted by our Board of Directors in June 2014, replacing a previous iteration, known as the Humana Inc. Principles of Business Ethics, as the document to comply with the New York Stock Exchange Corporate Governance Standard 303A.10. The Code is available on the Investor Relations section of our web site at www.humana.com, and any waiver of the application of the Code with respect to directors or executive officers must be made by the Board of Directors and will be promptly disclosed on our web site at www.humana.com.

Corporate Governance Items

We have made available free of charge on or through the Investor Relations section of our web site at www.humana.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements, and all of our other reports, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Also available on the Investor Relations section of our Internet web site at www.humana.com is information about our corporate governance, including:

- a determination of independence for each member of our Board of Directors;
- the name, membership, role, and charter of each of the various committees of our Board of Directors;
- the name(s) of the directors designated as a financial expert under rules and regulations promulgated by the SEC;
- the responsibility of the Company's Chairman or Lead Independent Director, as applicable, to convene, set the agenda for, and lead executive sessions of the non-management directors, pursuant to our Corporate Governance Guidelines;
- the pre-approval process of non-audit services provided by our independent accountants;
- our By-laws and Certificate of Incorporation;
- our Majority Vote policy, pursuant to our By-laws;
- our Related Persons Transaction Policy;

- the process by which interested parties can communicate with directors;
- the process by which stockholders can make director nominations (pursuant to our By-laws);
- our Corporate Governance Guidelines;
- Stock Ownership Guidelines for directors and for executive officers;
- the Humana Inc. Ethics Every Day and any waivers thereto; and
- the Code of Conduct for the Chief Executive Officer and Senior Financial Officers and any waivers thereto.

We have also adopted our Policy Regarding Transactions in Company Securities, Inside Information and Confidentiality, which we refer to as our Insider Trading Policy. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Form 10-K and is also available on the Investor Relations section of our Internet web site at www.humana.com.

Additional information about these items can be found in, and is incorporated by reference to, our Definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on April 16, 2026.

Material Changes to the Procedures by which Security Holders May Recommend Nominees to the Registrant's Board of Directors

None.

Audit Committee Financial Expert

The information required by this Item is herein incorporated by reference from our Definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on April 16, 2026 appearing under the caption "Corporate Governance – Audit Committee" of such Definitive Proxy Statement.

Audit Committee Composition and Independence

The information required by this Item is herein incorporated by reference from our Definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on April 16, 2026 appearing under the caption "Corporate Governance – Committee Membership and Attendance" of such Definitive Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Additional information required by this Item is incorporated herein by reference from our Definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on April 16, 2026.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity compensation plan information

We maintain plans under which options to purchase our common stock and awards of restricted stock may be made to officers, directors, and key associates. Stock options are granted with an exercise price equal to the fair market value of the underlying common stock on the date of grant. Our stock plans, as approved by the Board of Directors and stockholders, define fair market value as the average of the highest and lowest stock prices reported on the composite tape by the New York Stock Exchange on a given date. Exercise provisions vary, but most options vest in whole or in part 1 to 3 years after grant and expire up to 7 years after grant.

Information concerning stock option awards and the number of securities remaining available for future issuance under our equity compensation plans in effect as of December 31, 2025 follows:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))	
Equity compensation plans approved by security holders (1)	354,178	$ 406.349	$ 4,366,493	(2)(3)(4)
Equity compensation plans not approved by security holders	—	—	—	
Total	354,178	$ 406.349	$ 4,366,493	

(1) The above table does not include awards of shares of restricted stock or restricted stock units. For information concerning these awards, see Note 14.

(2) The Humana Inc. 2011 Stock Incentive Plan was approved by stockholders at the Annual Meeting held on April 21, 2011. On July 5, 2011, 18.5 million shares were registered with the Securities and Exchange Commission on Form S-8.

(3) The Humana Inc. Amended and Restated Stock Incentive Plan was approved by stockholders at the Annual Meeting held on April 18, 2019. On May 1, 2019, 16 million shares were registered with the Securities and Exchange Commission on Form S-8.

(4) Of the number listed above, 1,303,431 shares (from the Amended and Restated Plan) can be issued as restricted stock at December 31, 2025 (giving effect to the provision that one restricted share is equivalent to 3.35 stock options in the Amended and Restated Plan). No remaining shares available may be issued from any historical equity plans with the exception of the Amended & Restated Plan.

The information under the captions "Stock Ownership Information - Security Ownership of Certain Beneficial Owners of Company Common Stock" and "Stock Ownership Information - Security Ownership of Directors and Executive Officers" in our Definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on April 16, 2026, is herein incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is herein incorporated by reference from our Definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on April 16, 2026 appearing under the captions "Certain Transactions with Management and Others" and "Corporate Governance – Director Independence" of such Definitive Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is herein incorporated by reference from our Definitive Proxy Statement for the Annual Meeting of Stockholders scheduled to be held on April 16, 2026 appearing under the caption "Audit Committee Report" of such Definitive Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE

(a)   The financial statements, Report of Independent Registered Public Accounting Firm (PCAOB ID 238), financial statement schedule and exhibits set forth below are filed as part of this report.

(1)   Financial Statements – The response to this portion of Item 15 is submitted as Item 8 of Part II of this report.

(2)   The following Consolidated Financial Statement Schedule is included herein:

Schedule I   Parent Company Condensed Financial Information at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

All other schedules have been omitted because they are not applicable.

(3)   Exhibits:

3(a)   Restated Certificate of Incorporation of Humana Inc. filed with the Secretary of State of Delaware on November 9, 1989, as restated to incorporate the amendment of January 9, 1992, and the correction of March 23, 1992, and the amendment dated April 24, 2024 (incorporated herein by reference to Exhibit 3(i) to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024).

(b)   Humana Inc. Amended and Restated By-laws, effective as of December 7, 2023 (incorporated herein by reference to Exhibit 3(b) to Humana Inc.'s Current Report on Form 8-K filed on December 7, 2023).

4(a)   Indenture, dated as of August 5, 2003, by and between Humana Inc. and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, File No. 001-05975).

(b)   Fourth Supplemental Indenture, dated as of June 5, 2008, by and between Humana Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.3 to Humana Inc.'s Current Report on Form 8-K filed on June 5, 2008).

(c)   Indenture, dated as of March 30, 2006, by and between Humana Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Registration Statement on Form S-3 filed on March 31, 2006, Req. No. 333-132878).

(d)   There are no instruments defining the rights of holders with respect to long-term debt in excess of 10 percent of the total assets of Humana Inc. on a consolidated basis. Other long-term indebtedness of Humana Inc. is described herein in Note 13 to Consolidated Financial Statements. Humana Inc. agrees to furnish copies of all such instruments defining the rights of the holders of such indebtedness not otherwise filed as an Exhibit to this Annual Report on Form 10-K to the Commission upon request.

(e)   Sixth Supplemental Indenture, dated as of December 10, 2012, by and between Humana Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.3 to Humana Inc.'s Current Report on Form 8-K filed on December 10, 2012).

(f)   Ninth Supplemental Indenture, dated as of September 19, 2014, by and between Humana Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.6 to Humana Inc.'s Current Report on Form 8-K filed on September 19, 2014).

(g)   Tenth Supplemental Indenture, dated March 16, 2017, between Humana Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Current Report on Form 8-K filed on March 16, 2017).

(h)   Eleventh Supplemental Indenture, dated March 16, 2017, between Humana Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.4 to Humana Inc.'s Current Report on Form 8-K filed on March 16, 2017).

(i)	Fourteenth Supplemental Indenture, dated August 15, 2019, between Humana Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Current Report on Form 8-K filed on August 15, 2019).
(j)	Fifteenth Supplemental Indenture, dated August 15, 2019, between Humana Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.4 to Humana Inc.'s Current Report on Form 8-K filed on August 15, 2019).
(k)	Sixteenth Supplemental Indenture, dated March 26, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Current Report on Form 8-K, filed March 27, 2020).
(l)	Seventeenth Supplemental Indenture, dated March 26, 2020, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.4 to Humana Inc.'s Current Report on Form 8-K, filed March 27, 2020).
(m)	Nineteenth Supplemental Indenture, dated August 3, 2021, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.4 to Humana Inc.'s Current Report on Form 8-K filed on August 3, 2021).
(n)	Twentieth Supplemental Indenture, dated August 3, 2021, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.6 to Humana Inc.'s Current Report on Form 8-K filed on August 3, 2021).
(o)	Twenty-First Supplemental Indenture, dated March 23, 2022, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Current Report on Form 8-K filed on March 23, 2022).
(p)	Twenty-Second Supplemental Indenture, dated November 22, 2022, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Current Report on Form 8-K filed on November 22, 2022).
(q)	Twenty-Third Supplemental Indenture, dated November 22, 2022, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.4 to Humana Inc.'s Current Report on Form 8-K filed on November 22, 2022).
(r)	Twenty-Fourth Supplemental Indenture, dated March 13, 2023, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Current Report on Form 8-K filed on March 13, 2023).
(s)	Twenty-Fifth Supplemental Indenture, dated March 13, 2023, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.4 to Humana Inc.'s Current Report on Form 8-K filed on March 13, 2023).
(t)	Twenty-Sixth Supplemental Indenture, dated November 9, 2023, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Current Report on Form 8-K filed on November 9, 2023).
(u)	Twenty-Seventh Supplemental Indenture, dated November 9, 2023, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.4 to Humana Inc.'s Current Report on Form 8-K filed on November 9, 2023).
(v)	Twenty-Eighth Supplemental Indenture, dated March 13, 2024, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Current Report on Form 8-K filed on March 13, 2024).
(w)	Twenty-Ninth Supplemental Indenture, dated March 13, 2024, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.4 to Humana Inc.'s Current Report on Form 8-K filed on March 13, 2024).

(x)	Thirtieth Supplemental Indenture, dated March 5, 2025, between Humana Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.2 to Humana Inc.'s Current Report on Form 8-K filed on March 5, 2025).
(y)	Thirty-First Supplemental Indenture, dated March 5, 2025, between Humana Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.4 to Humana Inc.'s Current Report on Form 8-K filed on March 5, 2025).
(z)	Description of Securities (incorporated herein by reference to Exhibit 4(x) to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024).
10(a)*	Humana Inc. Executive Incentive Compensation Plan, as amended and restated January 1, 2020 (incorporated herein by reference to Exhibit 10(b) to Humana Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2020).
(b)*	Trust under Humana Inc. Deferred Compensation Plans (incorporated herein by reference to Exhibit 10(p) to Humana Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, File No. 001-05975).
(c)*	The Humana Inc. Deferred Compensation Plan for Non-Employee Directors (as amended on October 18, 2012) (incorporated herein by reference to Exhibit 10(m) to Humana Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).
(d)*†	Humana Inc. Executive Severance Policy, effective as amended February 18, 2026.
(e)*	Humana Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-171616), filed on January 7, 2011).
(f)*†	Humana Retirement Equalization Plan, as amended and restated as of January 1, 2026.
(g)*	Letter agreement with Humana Inc. officers concerning health insurance availability (incorporated herein by reference to Exhibit 10(mm) to Humana Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1994, File No. 001-05975).
(h)*	Executive Long-Term Disability Program (incorporated herein by reference to Exhibit 10(a) to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
(i)*	Indemnity Agreement (incorporated herein by reference to Appendix B to Humana Inc.'s Proxy Statement with respect to the Annual Meeting of Stockholders held on January 8, 1987).
(j)*	Summary of the Company's Financial Planning Program for our executive officers (incorporated herein by reference to Exhibit 10(v) to Humana's Inc.'s Annual Report on Form 10-K filed on February 22, 2013).
(k)	Five-Year $5 Billion Amended and Restated Credit Agreement, dated as of May 30, 2025, among Humana Inc., and JPMorgan Chase Bank, N.A. as Agent, Bank of America, N.A. as Syndication Agent, Citibank, N.A., Goldman Sachs Bank USA, PNC Bank, U.S. Bank, National Association and Wells Fargo Bank, N.A., as Documentation Agents, and JPMorgan Chase Bank, N.A., BofA Securities, Inc., Citibank, N.A., Goldman Sachs Bank USA, PNC Capital Markets LLC, U.S. Bank, National Association and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunners (incorporated herein by reference to Exhibit 10.1 to Humana Inc.'s Current Report on Form 8-K filed on July 30, 2025)).
(l)*†	Transition & Separation Agreement, dated as of December 15, 2025, by and between Humana Inc. and George Renaudin.
(m)	Form of CMS Coordinated Care Plan Agreement (incorporated herein by reference to Exhibit 10.1 to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 001-05975).
(n)	Form of CMS Private Fee for Service Agreement (incorporated herein by reference to Exhibit 10.2 to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 001-05975).

(o)	Addendum to Agreement Providing for the Operation of a Medicare Voluntary Prescription Drug Plan (incorporated herein by reference to Exhibit 10.3 to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 001-05975).
(p)	Addendum to Agreement Providing for the Operation of an Employer/Union-only Group Medicare Advantage Prescription Drug Plan (incorporated herein by reference to Exhibit 10.4 to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 001-05975).
(q)	Addendum to Agreement Providing for the Operation of an Employer/Union-only Group Medicare Advantage-Only Plan (incorporated herein by reference to Exhibit 10.5 to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 001-05975).
(r)	Addendum to Agreement Providing for the Operation of a Medicare Advantage Regional Coordinated Care Plan (incorporated herein by reference to Exhibit 10.6 to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, File No. 001-05975).
(s)	Explanatory Note regarding Medicare Prescription Drug Plan Contracts between Humana and CMS (incorporated herein by reference to Exhibit 10(nn) to Humana Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, File No. 001-05975).
(t)*	Humana Inc. 2011 Stock Incentive Plan (incorporated herein by reference to Appendix A to Humana Inc.'s Proxy Statement with respect to the Annual Meeting of Stockholders held on April 21, 2011).
(u)*	Transition & Separation Agreement, dated as of May 13, 2024, by and between Humana Inc. and Bruce D. Broussard (incorporated herein by reference to Exhibit 10.1 to Humana Inc.'s on Form 8-K filed on May 13, 2024).
(v)*	Transition & Separation Agreement, dated as of December 2, 2024, by and between Humana Inc. and Susan Diamond (incorporated herein by reference to Exhibit 10(w) to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024).
(w)*	Offer Letter, dated as of November 20, 2024, by and between Humana Inc. and Celeste Mellet (incorporated herein by reference to Exhibit 10(x) to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024).
(x)*	Humana Inc. Change in Control Policy, effective March 1, 2019 (incorporated herein by reference to Exhibit 10(aa) to Humana Inc.'s Annual Report on Form 10-K filed on February 21, 2019).
(y)	Form of Commercial Paper Dealer Agreement between Humana Inc., as Issuer, and the Dealer party thereto (incorporated herein by reference to Exhibit 10.1 to Humana Inc.'s current report on Form 8-K filed on October 7, 2014).
(z)*	Form of Company's Stock Option Agreement under the 2011 Stock Incentive Plan (Incentive Stock Options) (incorporated herein by reference to Exhibit 10(jj) to Humana Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2015).
(aa)*	Form of Company's Stock Option Agreement under the 2011 Stock Incentive Plan (Non-Qualified Stock Options with Non-Compete/Non-Solicit) (incorporated herein by reference to Exhibit 10(kk) to Humana Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2015).
(bb)*	Form of Company's Incentive Stock Option Agreement and Agreement not to Compete or Solicit under the 2011 Stock Incentive Plan (incorporated herein by reference to Exhibit 10(hh) to Humana Inc.'s Annual Report on Form 10-K filed on February 21, 2019).
(cc)*	Form of Company's Stock Option Agreement and Agreement not to Compete or Solicit under the 2011 Stock Incentive Plan (Non-Qualified Stock Options) (incorporated herein by reference to Exhibit 10(ii) to Humana Inc.'s Annual Report on Form 10-K filed on February 21, 2019).
(dd)*	Amended and Restated Humana Inc. Stock Incentive Plan (incorporated herein by reference to Appendix A to Humana Inc.'s Proxy Statement with respect to the Annual Meeting of Stockholders held on April 18, 2019).
(ee)*	First Amendment to the Amended and Restated Humana Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10(ee) to Humana Inc.'s Annual Report on Form 10-K filed on December 31, 2023).

(ff)*	Form of Company's Incentive Stock Option Agreement and Agreement not to Compete or Solicit under the Amended and Restated Humana Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).
(gg)*	Form of Company's Stock Option Agreement and Agreement not to Compete or Solicit under the Amended and Restated Humana Inc. Stock Incentive Plan (Non-Qualified Stock Options) (incorporated herein by reference to Exhibit 10.6 to Humana Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019).
(hh)*	Form of Company's Stock Option Agreement and Agreement not to Compete or Solicit under the Amended and Restated Humana Inc. Stock Incentive Plan (Non-Qualified Stock Options) (incorporated herein by reference to Exhibit 10(nn) to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020).
(ii)*	Form of Company's Incentive Stock Option Agreement and Agreement not to Compete or Solicit under the Amended and Restated Humana Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10(oo) to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020).
(jj)*	Form of Company's Restricted Stock Unit Agreement and Agreement not to Compete or Solicit under the Amended and Restated Humana Inc. Stock Incentive Plan (without retirement provisions) (incorporated herein by reference to Exhibit 10(qq) to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020).
(kk)*	Form of Company's Restricted Stock Unit Agreement and Agreement not to Compete or Solicit under the Amended and Restated Humana Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10(mm) to Humana Inc.'s Annual Report on Form10-K for the year ended December 31, 2023).
(ll)*	Form of Company's Restricted Stock Unit Agreement with Performance Vesting and Agreement not to Compete or Solicit under the Amended and Restated Humana Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10(nn) to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023).
(mm)*	Form of Company's Incentive Stock Option Agreement and Agreement not to Compete or Solicit under the Amended and Restated Humana Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 10(oo) to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023).
(nn)*	Form of Company's Stock Option Agreement and Agreement not to Compete or Solicit under the Amended and Restated Humana Inc. Stock Incentive Plan (Non-Qualified Stock Options) (incorporated herein by reference to Exhibit 10(pp) to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023).
(oo)*†	Amendment 2025-1 to the Humana Inc. Deferred Compensation Plan for Non-Employee Directors, effective as of January 1, 2026.
(pp)*†	Second Amendment to the Humana Inc. Deferred Compensation Plan, effective as of January 1, 2026.
14	Code of Conduct for Chief Executive Officer & Senior Financial Officers (incorporated herein by reference to Exhibit 14 to Humana Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2003).
19.1	Policy Regarding Transactions in Company Securities, Inside Information and Confidentiality as of December 2023 (incorporated herein by reference to Exhibit 19.1 to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024).
21 †	List of subsidiaries.
23 †	Consent of PricewaterhouseCoopers LLP.
31.1 †	CEO certification pursuant to Rule 13a-14(a)/15d-14(a).
31.2 †	CFO certification pursuant to Rule 13a-14(a)/15d-14(a).

| 32 † | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002. |

97*   Humana Inc. Compensation Recoupment Policy, effective October 2, 2023 (incorporated herein by reference to Exhibit 97 to Humana Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023).

101   The following materials from Humana Inc.'s Annual Report on Form 10-K formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets at December 31, 2025 and 2024; (ii) the Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023; (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023; (iv) the Consolidated Statements of Stockholders' Equity as of December 31, 2025, 2024, and 2023; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (vi) Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

104   Cover Page Interactive Data File formatted in Inline XBRL and contained in Exhibit 101.

*Exhibits 10(a) through and including 10(j), and Exhibits 10(t) through and including 10(x), as well as Exhibits 10(z) through and including Exhibit 10(pp) and 10(l) are compensatory plans or management contracts.

**Pursuant to Rule 24b-2 of the Exchange Act, confidential portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†Submitted electronically with this report.

Humana Inc.

SCHEDULE I—PARENT COMPANY FINANCIAL INFORMATION
CONDENSED BALANCE SHEETS

	December 31,		
	2025		**2024**
	(in millions, except share amounts)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 1,328	$	329
Investment securities	215		233
Receivable from operating subsidiaries	3,342		2,874
Other current assets	1,854		595
Total current assets	6,739		4,031
Property and equipment, net	1,653		1,876
Investment in subsidiaries	31,516		31,011
Other long-term assets	944		364
Total assets	$ 40,852	$	37,282
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Payable to operating subsidiaries	$ 7,505	$	7,144
Short-term debt	—		577
Current portion of notes payable to operating subsidiaries	702		36
Book overdraft	43		70
Other current liabilities	2,152		1,565
Total current liabilities	10,402		9,392
Long-term debt	12,369		11,144
Other long-term liabilities	424		371
Total liabilities	23,195		20,907
Commitments and contingencies			
Stockholders' equity:			
Preferred stock, $1 par; 10,000,000 shares authorized; none issued	—		—
Common stock, $0.16 2/3 par; 300,000,000 shares authorized; 198,719,321 shares issued at December 31, 2025 and 198,718,810 shares issued at December 31, 2024	33		33
Capital in excess of par value	3,600		3,463
Retained earnings	29,075		28,317
Accumulated other comprehensive (loss) income	(633)		(1,067)
Treasury stock, at cost, 78,128,009 shares at December 31, 2025 and 78,077,195 shares at December 31, 2024	(14,418)		(14,371)
Total stockholders' equity	17,657		16,375
Total liabilities and stockholders' equity	$ 40,852	$	37,282

See accompanying notes to the parent company financial statements.

Humana Inc.

SCHEDULE I—PARENT COMPANY FINANCIAL INFORMATION
CONDENSED STATEMENTS OF INCOME

	For the year ended December 31,					
	2025		**2024**		**2023**	
	(in millions)					
Revenues:						
Management fees charged to operating subsidiaries	$	3,477	$	3,064	$	2,075
Investment and other income, net		51		34		42
Total revenues		3,528		3,098		2,117
Expenses:						
Operating costs		3,274		2,588		2,016
Depreciation		603		728		656
Interest		623		655		489
Total expenses		4,500		3,971		3,161
Loss on sale of business		67		—		—
Other income, net		(62)		(115)		(184)
Loss before income taxes and equity in net earnings of subsidiaries		(977)		(758)		(860)
Benefit for income taxes		(361)		(91)		(146)
Loss before equity in net earnings of subsidiaries		(616)		(667)		(714)
Equity in net earnings of subsidiaries		1,804		1,874		3,203
Net income attributable to Humana	$	1,188	$	1,207	$	2,489

See accompanying notes to the parent company financial statements.

Humana Inc.

SCHEDULE I—PARENT COMPANY FINANCIAL INFORMATION
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31,		
	2025	2024	2023
	(in millions)		
Net income attributable to Humana	$ 1,188	$ 1,207	$ 2,489
Other comprehensive (loss) income:			
Change in gross unrealized investment (losses) gains	622	(62)	372
Effect of income taxes	(142)	15	(85)
Total change in unrealized investment (losses) gains, net of tax	480	(47)	287
Reclassification adjustment for net realized (gains) losses included in investment income	(60)	(27)	25
Effect of income taxes	14	6	(7)
Total reclassification adjustment, net of tax	(46)	(21)	18
Other comprehensive (loss) income, net of tax	434	(68)	305
Comprehensive income attributable to Humana	$ 1,622	$ 1,139	$ 2,794

See accompanying notes to the parent company financial statements.

Humana Inc.

SCHEDULE I—PARENT COMPANY FINANCIAL INFORMATION
CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended December 31,		
	2025	**2024**	**2023**
	(in millions)		
Net cash provided by operating activities	$ 2,495	$ 3,454	$ 3,042
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(81)	(89)	(233)
Proceeds from sale of business	115	—	—
Capital contributions to operating subsidiaries	(1,024)	(1,698)	(792)
Purchases of property and equipment, net	(440)	(426)	(761)
Purchases of investment securities	(3)	(16)	(17)
Proceeds from sale of investment securities	8	—	41
Maturities of investment securities	27	32	67
Changes in securities lending collateral	(2)	—	—
Other	—	(50)	—
Net cash used in investing activities	(1,400)	(2,247)	(1,695)
Cash flows from financing activities:			
Proceeds from issuance of senior notes, net	1,476	2,225	2,537
Repayments of senior notes	(948)	(1,107)	(1,832)
(Repayments) proceeds from issuance of commercial paper, net	(5)	(907)	211
Repayment of term loan	—	—	(500)
Change in book overdraft	(27)	(5)	2
Common stock repurchases	(151)	(817)	(1,573)
Dividends paid	(430)	(431)	(431)
Changes in securities lending payable	2	—	—
Proceeds from stock option exercises and other	(13)	(86)	(125)
Net cash used in financing activities	(96)	(1,128)	(1,711)
Increase (decrease) in cash and cash equivalents	999	79	(364)
Cash and cash equivalents at beginning of year	329	250	614
Cash and cash equivalents at end of year	$ 1,328	$ 329	$ 250

See accompanying notes to the parent company financial statements.

SCHEDULE I—PARENT COMPANY FINANCIAL INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Parent company financial information has been derived from our consolidated financial statements and excludes the accounts of all operating subsidiaries. This information should be read in conjunction with our consolidated financial statements. Refer to Note 2 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K for a summary of significant accounting policies.

2. TRANSACTIONS WITH SUBSIDIARIES

Services Fee

Through intercompany service agreements approved, if required, by state regulatory authorities, Humana Inc., our parent company, charges a services fee for reimbursement of certain centralized services provided to its subsidiaries including information systems, disbursement, investment and cash administration, marketing, legal, finance, and medical and executive management oversight.

Dividends

Cash dividends received from subsidiaries and included as a component of net cash provided by operating activities were $1.1 billion in 2025, $1.5 billion in 2024, and $1.8 billion in 2023.

Guarantee

Through indemnity agreements approved by state regulatory authorities, certain of our regulated subsidiaries generally are guaranteed by our parent company in the event of insolvency for: (1) member coverage for which premium payment has been made prior to insolvency; (2) benefits for members then hospitalized until discharged; and (3) payment to providers for services rendered prior to insolvency. Our parent has also guaranteed the obligations of our military services subsidiaries and funding to maintain required statutory capital levels of certain other regulated subsidiaries.

Intercompany Note

In December 2025, we entered into a $665 million note payable in relation to self-insured arrangements with Managed Care Indemnity, Inc., our wholly-owned captive subsidiary. The note matures in one year due December 2026, bearing interest at Term SOFR or the base rate plus a spread. The SOFR spread varies depending on our credit ratings ranging from 79.5 to 130.0 basis points. As of December 31, 2025, our SOFR spread was 101.5 basis points.

3. REGULATORY REQUIREMENTS

Certain of our subsidiaries operate in states that regulate the payment of dividends, loans, or other cash transfers to Humana Inc., our parent company, and require minimum levels of equity as well as limit investments to approved securities. The amount of dividends that may be paid to Humana Inc. by these subsidiaries, without prior approval by state regulatory authorities, or ordinary dividends, is limited based on the entity's level of statutory income and statutory capital and surplus. If the dividend, together with other dividends paid within the preceding twelve months, exceeds a specified statutory limit or is paid from sources other than earned surplus, it is generally considered an extraordinary dividend requiring prior regulatory approval. In most states, prior notification is provided before paying a dividend even if approval is not required.

Although minimum required levels of equity are largely based on premium volume, product mix, and the quality of assets held, minimum requirements vary significantly at the state level. Our state regulated insurance subsidiaries had aggregate statutory capital and surplus of approximately $14.1 billion and $13.2 billion as of December 31, 2025 and 2024, respectively, which exceeded aggregate minimum regulatory requirements of $6.9

billion and $11.4 billion, respectively. The amount of ordinary dividends that may be paid to our parent company in 2026 is approximately $1.1 billion in the aggregate. The amount, timing and mix of ordinary and extraordinary dividend payments will vary due to state regulatory requirements, the level of excess statutory capital and surplus and expected future surplus requirements related to, for example, premium volume and product mix. Actual dividends that were paid to our parent company were approximately $1.1 billion in 2025, $1.5 billion in 2024, and $1.8 billion in 2023.

Our use of operating cash flows derived from our non-insurance subsidiaries, such as in our Healthcare Services segment, is generally not restricted by state departments of insurance (or comparable state regulators).

4. ACQUISITIONS & DIVESTITURES

Refer to Note 3 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K for a description of certain acquisitions and divestitures.

5. INCOME TAXES

Refer to Note 12 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K for a description of income taxes.

6. DEBT

Refer to Note 13 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K for a description of debt.

7. STOCKHOLDERS' EQUITY

Refer to Note 16 to the audited Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Form 10-K for a description of stockholders' equity, including stock repurchases and stockholder dividends.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


HUMANA INC.

By: /s/   CELESTE M. MELLET
        Celeste M. Mellet
        Chief Financial Officer
        (Principal Financial Officer)

Date: February 19, 2026


Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Title	Date
/s/ CELESTE M. MELLET **Celeste M. Mellet**	Chief Financial Officer (Principal Financial Officer)	February 19, 2026
/s/ JOHN-PAUL W. FELTER **John-Paul W. Felter**	Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	February 19, 2026
/s/ JAMES A. RECHTIN **James A. Rechtin**	President and Chief Executive Officer, Director (Principal Executive Officer)	February 19, 2026
/s/ KURT J. HILZINGER **Kurt J. Hilzinger**	Chairman of the Board	February 19, 2026
/s/ RAQUEL C. BONO, M.D. **Raquel C. Bono, M.D.**	Director	February 19, 2026
/s/ FRANK A. D'AMELIO **Frank A. D'Amelio**	Director	February 19, 2026
/s/ DAVID T. FEINBERG, M.D. **David T. Feinberg, M.D.**	Director	February 19, 2026
/s/ WAYNE A. I. FREDERICK, M.D. **Wayne A. I. Frederick, M.D.**	Director	February 19, 2026
/s/ JOHN W. GARRATT **John W. Garratt**	Director	February 19, 2026
/s/ KAREN W. KATZ **Karen W. Katz**	Director	February 19, 2026
/s/ MARCY S. KLEVORN **Marcy S. Klevorn**	Director	February 19, 2026
/s/ JORGE S. MESQUITA **Jorge S. Mesquita**	Director	February 19, 2026
/s/ GORDON SMITH **Gordon Smith**	Director	February 19, 2026

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Corporate headquarters

101 East Main Street | Louisville, KY 40202 | 502-580-1000 | Humana.com

More information about Humana Inc.

Copies of the Company's filings with the U.S. Securities and Exchange Commission may be obtained without charge via the Investor Relations page of the Company's internet site at Humana.com or by writing:

Lisa M. Stoner
Vice President – Investor Relations
P.O. Box 1438
Louisville, Kentucky 40202

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800-937-5449
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